     AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON JUNE 7, 1996.

                                                 REGISTRATION NO. 333-

- --------------------------------------------------------------------------------
- --------------------------------------------------------------------------------

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                            ------------------------

                                    FORM S-1
                             REGISTRATION STATEMENT
                                     UNDER
                           THE SECURITIES ACT OF 1933
                            ------------------------

                                 INTEVAC, INC.
             (EXACT NAME OF REGISTRANT AS SPECIFIED IN ITS CHARTER)
                            ------------------------

             CALIFORNIA                             3559                             94-3125814
  (STATE OR OTHER JURISDICTION OF       (PRIMARY STANDARD INDUSTRIAL              (I.R.S. EMPLOYER
   INCORPORATION OR ORGANIZATION)       CLASSIFICATION CODE NUMBER)            IDENTIFICATION NUMBER)

                              3550 BASSETT STREET
                         SANTA CLARA, CALIFORNIA 95054
                                 (408) 986-9888
(ADDRESS, INCLUDING ZIP CODE, AND TELEPHONE NUMBER, INCLUDING AREA CODE, OF THE
                   REGISTRANT'S PRINCIPAL EXECUTIVE OFFICES)
                            ------------------------

                                 NORMAN H. POND
                             CHAIRMAN OF THE BOARD,
                     PRESIDENT AND CHIEF EXECUTIVE OFFICER
                                 INTEVAC, INC.
                              3550 BASSETT STREET
                         SANTA CLARA, CALIFORNIA 95054
                                 (408) 986-9888
  (NAME AND ADDRESS, INCLUDING ZIP CODE, AND TELEPHONE NUMBER, INCLUDING AREA
                          CODE, OF AGENT FOR SERVICE)
                            ------------------------

                                   COPIES TO:

                GARI L. CHEEVER, ESQ.                                ALAN K. AUSTIN, ESQ.
             BROBECK, PHLEGER & HARRISON                      WILSON, SONSINI, GOODRICH & ROSATI
                TWO EMBARCADERO PLACE                              PROFESSIONAL CORPORATION
                   2200 GENG ROAD                                     650 PAGE MILL ROAD
             PALO ALTO, CALIFORNIA 94303                          PALO ALTO, CALIFORNIA 94304
                   (415) 424-0160                                       (415) 493-9300

                            ------------------------

     APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO THE PUBLIC: As soon as practicable after the effective date of this Registration Statement.

     If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box. / /

     If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. / /

     If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. / /

     If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. / /
                            ------------------------
                        CALCULATION OF REGISTRATION FEE
- --------------------------------------------------------------------------------

- -----------------------------------------------------------------------------------------------------------------
                                                     PROPOSED MAXIMUM       PROPOSED MAXIMUM
TITLE OF EACH CLASS                AMOUNT TO BE       OFFERING PRICE       AGGREGATE OFFERING       AMOUNT OF
OF SECURITIES TO BE REGISTERED    REGISTERED(1)        PER SHARE(2)             PRICE(2)         REGISTRATION FEE
- -----------------------------------------------------------------------------------------------------------------
Common Stock, no par value.....  2,587,500 shares         $19.625              $50,779,686           $17,511
- -----------------------------------------------------------------------------------------------------------------
- -----------------------------------------------------------------------------------------------------------------

(1) Includes shares which the Underwriters have the option to purchase to cover over-allotments, if any.

(2) Estimated solely for the purpose of computing the amount of registration fee pursuant to Rule 457(c). The proposed maximum offering price per share is based on the average of high and low sale prices for a share as reported on the Nasdaq National Market on June 5, 1996.
                            ------------------------

     THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT THAT SPECIFICALLY STATES THAT THIS REGISTRATION
STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(A) OF
THE SECURITIES ACT OF 1933, AS AMENDED, OR UNTIL THE REGISTRATION STATEMENT
SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SUCH
SECTION 8(A), MAY DETERMINE.
- --------------------------------------------------------------------------------
- --------------------------------------------------------------------------------

                                 INTEVAC, INC.

                             CROSS-REFERENCE SHEET

                 SHOWING LOCATION IN PROSPECTUS OF INFORMATION
                         REQUIRED BY ITEMS OF FORM S-1

          FORM S-1 REGISTRATION STATEMENT AND HEADING      HEADING OR LOCATION IN PROSPECTUS
        -----------------------------------------------  -------------------------------------
    1.  Forepart of the Registration Statement and
        Outside Front Cover Page of Prospectus.........  Outside Front Cover Page of
                                                         Prospectus
    2.  Inside Front and Outside Back Cover Pages of
        Prospectus.....................................  Inside Front Cover Page; Page 3;
                                                         Available Information
    3.  Summary Information, Risk Factors and Ratio of
        Earnings to Fixed Charges......................  Summary; Risk Factors; The Company
    4.  Use of Proceeds................................  Summary; Use of Proceeds
    5.  Determination of Offering Price................  Outside Front Cover Page;
                                                         Underwriting
    6.  Dilution.......................................  Dilution
    7.  Selling Security Holders.......................  Not applicable
    8.  Plan of Distribution...........................  Outside Front Cover Page; Summary;
                                                         Underwriting
    9.  Description of Securities to be Registered.....  Summary; Capitalization; Description
                                                         of Capital Stock
   10.  Interests of Named Experts and Counsel.........  Legal Matters
   11.  Information with Respect to the Registrant.....  Outside Cover Page; Summary; Risk
                                                         Factors; The Company; Dividend
                                                         Policy; Selected Consolidated
                                                         Financial Data; Management's
                                                         Discussion and Analysis of Financial
                                                         Condition and Results of Operations;
                                                         Business; Management; Certain
                                                         Transactions; Principal and Selling
                                                         Shareholders; Shares Eligible for
                                                         Future Sale; Consolidated Financial
                                                         Statements
   12.  Disclosure of Commission Position on
        Indemnification for Securities Act
        Liabilities....................................  Not Applicable

     INFORMATION CONTAINED HEREIN IS SUBJECT TO COMPLETION OR AMENDMENT. A REGISTRATION STATEMENT RELATING TO THESE SECURITIES HAS BEEN FILED WITH THE SECURITIES AND EXCHANGE COMMISSION. THESE SECURITIES MAY NOT BE SOLD NOR MAY OFFERS TO BUY BE ACCEPTED PRIOR TO THE TIME THE REGISTRATION STATEMENT BECOMES EFFECTIVE. THIS PROSPECTUS SHALL NOT CONSTITUTE AN OFFER TO SELL OR THE SOLICITATION OF AN OFFER TO BUY NOR SHALL THERE BE ANY SALE OF THESE SECURITIES IN ANY STATE IN WHICH SUCH OFFER, SOLICITATION OR SALE WOULD BE UNLAWFUL PRIOR TO REGISTRATION OR QUALIFICATION UNDER THE SECURITIES LAWS OF ANY SUCH STATE.

                   SUBJECT TO COMPLETION, DATED JUNE 7, 1996

                                      LOGO

                                2,250,000 SHARES

                                  COMMON STOCK

     Of the 2,250,000 shares of Common Stock offered hereby 1,500,000 shares are being sold by Intevac, Inc. ("Intevac" or the "Company") and 750,000 shares are being sold by the Selling Shareholders. See "Principal and Selling Shareholders." The Company will not receive any of the proceeds from the sale of these shares by the Selling Shareholders. On June 5, 1996, the last sale price of the Company's Common Stock as reported on the Nasdaq National Market was $19.25 per share. See "Price Range of Common Stock." The Common Stock is quoted on the Nasdaq National Market under the symbol "IVAC."

                             ---------------------

        THE COMMON STOCK OFFERED HEREBY INVOLVES A HIGH DEGREE OF RISK.
                    SEE "RISK FACTORS" BEGINNING AT PAGE 6.

                             ---------------------

THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND
    EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE
       COMMISSION OR ANY STATE SECURITIES COMMISSION PASSED UPON THE
         ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION
            TO THE CONTRARY IS A CRIMINAL OFFENSE.

- -----------------------------------------------------------------------------------------------------------------
- -----------------------------------------------------------------------------------------------------------------
                                                      UNDERWRITING                                PROCEEDS TO
                                  PRICE TO           DISCOUNTS AND          PROCEEDS TO             SELLING
                                   PUBLIC             COMMISSIONS            COMPANY(1)           SHAREHOLDERS
- -----------------------------------------------------------------------------------------------------------------
Per Share................            $                     $                     $                     $
- -----------------------------------------------------------------------------------------------------------------
Total(2).................            $                     $                     $                     $
- -----------------------------------------------------------------------------------------------------------------
- -----------------------------------------------------------------------------------------------------------------

(1) Before deducting expenses, payable by the Company, estimated at $350,000.

(2) The Company has granted to the Underwriters a 30-day option to purchase up to an additional 337,500 shares of Common Stock solely to cover over-allotments, if any. See "Underwriting." If such option is exercised in full, the total Price to Public, Underwriting Discounts and Commissions and
    Proceeds to Company will be $                    , $               and
    $                    , respectively.

                             ---------------------

     The Common Stock is offered by the Underwriters as stated herein, subject to receipt and acceptance by them and subject to their right to reject any order in whole or in part. It is expected that delivery of such shares will be made through the offices of Robertson, Stephens & Company LLC ("Robertson, Stephens &
Company"), San Francisco, California, on or about               , 1996.

ROBERTSON, STEPHENS & COMPANY                                  HAMBRECHT & QUIST
                 The date of this Prospectus is        , 1996.

                     [INSIDE FRONT COVER GRAPHICS TO COME]

IN CONNECTION WITH THIS OFFERING, THE UNDERWRITERS MAY OVER-ALLOT OR EFFECT TRANSACTIONS THAT STABILIZE OR MAINTAIN THE MARKET PRICE OF THE COMMON STOCK OF THE COMPANY AT A LEVEL ABOVE THAT WHICH MIGHT OTHERWISE PREVAIL IN THE OPEN MARKET. SUCH STABILIZING, IF COMMENCED, MAY BE DISCONTINUED AT ANY TIME.

IN CONNECTION WITH THIS OFFERING, CERTAIN UNDERWRITERS AND OTHER SELLING GROUP MEMBERS, IF ANY, OR THEIR AFFILIATES MAY ENGAGE IN PASSIVE MARKET MAKING TRANSACTIONS IN THE COMMON STOCK OF THE COMPANY ON THE NASDAQ NATIONAL MARKET IN ACCORDANCE WITH RULE 10B-6A UNDER THE SECURITIES EXCHANGE ACT OF 1934. SEE "UNDERWRITING."

     NO DEALER, SALES REPRESENTATIVE OR ANY OTHER PERSON HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATIONS IN CONNECTION WITH THIS OFFERING OTHER THAN THOSE CONTAINED IN THIS PROSPECTUS, AND, IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATIONS MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY THE COMPANY, ANY SELLING SHAREHOLDER OR ANY UNDERWRITER. THIS PROSPECTUS DOES NOT CONSTITUTE AN OFFER TO SELL, OR A SOLICITATION OF AN OFFER TO BUY, ANY SECURITIES OTHER THAN THE REGISTERED SECURITIES TO WHICH IT RELATES OR AN OFFER TO, OR A SOLICITATION OF, ANY PERSON IN ANY JURISDICTION WHERE SUCH OFFER OR SOLICITATION WOULD BE UNLAWFUL. NEITHER THE DELIVERY OF THIS PROSPECTUS NOR ANY SALE MADE HEREUNDER SHALL, UNDER ANY CIRCUMSTANCES, CREATE ANY IMPLICATION THAT THERE HAS BEEN NO CHANGE IN THE AFFAIRS OF THE COMPANY SINCE THE DATE HEREOF OR THAT THE INFORMATION CONTAINED HEREIN IS CORRECT AS OF ANY TIME SUBSEQUENT TO THE DATE HEREOF.
                             ---------------------

                               TABLE OF CONTENTS

                                                                                        PAGE
                                                                                        ----
Summary...............................................................................   4
Risk Factors..........................................................................   6
The Company...........................................................................  15
Use of Proceeds.......................................................................  17
Price Range of Common Stock...........................................................  18
Dividend Policy.......................................................................  17
Capitalization........................................................................  18
Selected Consolidated Financial Data..................................................  20
Management's Discussion and Analysis of Financial Condition and Results of
  Operations..........................................................................  22
Business..............................................................................  32
Management............................................................................  52
Certain Transactions..................................................................  60
Principal and Selling Shareholders....................................................  62
Description of Capital Stock..........................................................  63
Shares Eligible for Future Sale.......................................................  65
Underwriting..........................................................................  67
Legal Matters.........................................................................  68
Experts...............................................................................  68
Available Information.................................................................  68
Glossary..............................................................................  69
Index to Financial Statements.........................................................  F-1

                             ---------------------

     Intevac is a registered trademark of the Company, and D-Star is a trademark of the Company. This Prospectus also includes trademarks of companies other than Intevac.

                                    SUMMARY

     The following summary is qualified in its entirety by the more detailed information, including "Risk Factors," and the Consolidated Financial Statements and Notes thereto, appearing elsewhere in this Prospectus. This Prospectus contains forward-looking statements which involve risks and uncertainties. The Company's actual results could differ materially from those anticipated in these forward-looking statements as a result of certain factors, including those set forth under "Risk Factors" and elsewhere in this Prospectus.

                                  THE COMPANY

     Intevac, Inc. ("Intevac" or the "Company") is a leading supplier of static sputtering systems and related manufacturing equipment used to manufacture thin-film disks for computer hard disk drives. Sputtering is a complex vacuum deposition process used to deposit multiple thin-film layers on a disk. The Company's principal product, the MDP-250B, was introduced in 1994 and is the fourth generation of the Company's Magnetic Disk Processing ("MDP") system. The MDP-250B system enables disk manufacturers to achieve high coercivities, high signal-to-noise ratios, minimal disk defects, durability and uniformity, all of which are necessary in the production of high performance, high capacity disks. Additionally, the Company's static systems allow disk manufacturers to achieve low production costs through high yield, high uptime, and low acquisition, operating and facilities costs. The Company's primary objective is to be the industry leader in supplying disk sputtering equipment by providing disk sputtering systems which have both the highest overall performance and the lowest cost of ownership in the industry. To leverage its expertise in thin-film disk production, the Company has acquired and intends to acquire technologies or businesses that enable it to expand its current product offerings. In addition, the Company believes that its expertise and technology may have applications other than for thin-film disk manufacturing and is in the process of expanding its product offerings to other areas, such as the flat panel display industry.

     The market for thin-film disks is growing rapidly, driven primarily by growing demand for personal computers and hard disk drives and by increasing requirements for data storage capacity. These requirements for capacity are increasing with the development of more memory intensive software, including complex operating systems such as Windows 95 and programs such as multimedia computing applications and more powerful and faster microprocessors and other computer hardware. Because of the increasing demand for reliable, rapid access storage and the intense competitiveness in the disk drive industry, disk drive manufacturers continually seek to produce higher capacity disk drives at a lower cost per megabyte of storage.

     Traditionally, thin-film disk manufacturers used in-line systems for disk sputtering. In 1982, Varian formed a business unit to design a disk sputtering system to address certain inherent limitations of the in-line sputtering architecture. That business, acquired by the Company in 1991, developed a single disk, multiple chamber static sputtering system, similar in concept to the single wafer processing machines used by the semiconductor industry. The Company's static systems differ from in-line systems in that static sputtering provides for deposition with no relative movement between the sputtering source and the disk being coated. This provides advantages in disk uniformity and precise control of process parameters. The benefits of the static approach have caused a number of leading disk manufacturers to purchase the Company's static systems.

     The Company typically sells its static sputtering systems for between $2.5 million and $3.0 million to both captive and merchant thin-film disk manufacturers. Since 1991, Intevac systems have been installed for or ordered by the following customers: Akashic Memories, Fuji Electric, Hitachi, HMT Technology, IBM, Komag, Mitsubishi, Seagate Technology, Trace Storage Technology and Western Digital. Based on data published by TrendFOCUS, an independent market research firm, the Company believes it has the largest number of installed static sputtering systems worldwide. Based upon MDP shipments, the Company believes it had 80 systems installed as of March 30, 1996. The Company sells and markets its products directly in the United States, and through exclusive distributors in Japan, Taiwan and Korea. The Company has established a subsidiary in Singapore to support customers in Southeast Asia. The Company's backlog was $45.6 million at March 30, 1996.

                                  THE OFFERING
Common Stock offered by the Company.................  1,500,000 shares
Common Stock offered by the Selling Shareholders....  750,000 shares
Common Stock outstanding after the Offering.........  13,750,959 shares(1)
Use of proceeds.....................................  For general corporate purposes, including working capital and possible acquisitions
Nasdaq National Market symbol.......................  IVAC

                             SUMMARY FINANCIAL DATA
                     (in thousands, except per share data)

                                                                             THREE MONTHS ENDED      PRO FORMA
                                              YEAR ENDED DECEMBER 31,       ---------------------     COMBINED
                                           -----------------------------    APRIL 1,    MARCH 30,      THREE
                                             1993       1994      1995        1995        1996       MONTHS(2)
                                           --------   --------   -------    --------    ---------    ----------
STATEMENT OF OPERATIONS DATA:
  Net revenues:
    Disk, flat panel and other...........  $ 16,026   $ 18,266   $42,187    $  4,674     $15,126      $ 17,596
    MBE..................................     6,370      2,185       695         695          --            --
                                            -------    -------   -------     -------     -------       -------
         Total net revenues..............    22,396     20,451    42,882       5,369      15,126        17,596
  Cost of net revenues:
    Disk, flat panel and other...........     9,749     11,799    27,280       3,244       9,203        11,029
    MBE..................................     5,417        858       434         434          --            --
                                            -------    -------   -------     -------     -------       -------
         Total cost of net revenues......    15,166     12,657    27,714       3,678       9,203        11,029
                                            -------    -------   -------     -------     -------       -------
  Gross profit...........................     7,230      7,794    15,168       1,691       5,923         6,567
  Operating income.......................       192      2,031     8,015         480       2,657         2,903
  Income from continuing operations......        66      1,675     5,765         467       1,897         1,971
  Income (loss) from discontinued
    operations...........................     1,457      (267)     1,335       1,335          --            --
  Net income.............................  $  1,523   $  1,408   $ 7,100    $  1,802     $ 1,897      $  1,971
  Income per share from continuing
    operations(3)........................  $   0.01   $   0.16   $  .054    $   0.05     $  0.15      $   0.16
  Net income per share(3)................  $   0.15   $   0.14   $  0.67    $   0.18     $  0.15      $   0.16
  Shares used in per share
    calculations(3)......................    10,305     10,285    10,606      10,295      12,631        12,631

                                                           MARCH 30,
                                                              1996
                                                           ----------                          PRO FORMA
                                                             ACTUAL       PRO FORMA(2)     AS ADJUSTED(2)(4)
                                                           ----------     ------------     -----------------
BALANCE SHEET DATA:
  Cash, cash equivalents and short-term investments......   $ 16,690        $  6,194            $33,275
  Working capital........................................     19,851           6,787             33,868
  Total assets...........................................     58,604          57,246             84,327
  Long-term liabilities..................................        730             730                730
  Total shareholders' equity.............................     29,218          23,383             50,464

- ---------------
(1) Based on the number of shares outstanding as of March 30, 1996. Excludes 928,304 shares of Common Stock issuable upon exercise of stock options outstanding as of March 30, 1996 at a weighted average exercise price of $4.26 per share. See "Management -- 1995 Stock Option/Stock Issuance Plan," "-- Employee Stock Purchase Plan" and Note 11 of Notes to Consolidated Financial Statements. Subsequent to March 30, 1996 the Company issued options to purchase 312,500 shares of Common Stock at a weighted average exercise price of $9.85 per share.

(2) The pro forma condensed combined statement of operations presents the combined results of Intevac, San Jose Technology Corp. ("SJT") and Lotus Technology, Inc. ("Lotus") and assumes the SJT acquisition took place on January 1, 1996 and the Lotus acquisition took place on February 1, 1996. The pro forma condensed combined statement of operations combines the historical statement of operations information for Intevac for the three months ended March 30, 1996 with the historical statement of operations for SJT for the three months ended March 31, 1996 and the historical statement of operations for Lotus for the three months ended April 30, 1996. The $5.8 million charge relating to these acquisitions of in-process technology is excluded from the pro forma condensed combined statement of operations. The pro forma condensed combined balance sheet assumes the acquisition occurred as of March 31, 1996 for SJT and April 30, 1996 for Lotus and combines Intevac's March 30, 1996 balance sheet, SJT's March 31, 1996 balance sheet and Lotus' April 30, 1996 balance sheet. See"Management's Discussion and Analysis of Financial Condition and Results of Operations," and Unaudited Pro Forma Condensed Combined Financial Statements.

(3) See Note 2 of Notes to Consolidated Financial Statements.

(4) Adjusted to reflect the sale of 1,500,000 shares of Common Stock offered by the Company hereby. See "Capitalization."

     Unless otherwise indicated, all information contained in this Prospectus assumes that the Underwriters' over-allotment option is not exercised. See "Underwriting."

                                  RISK FACTORS

     In addition to the other information in this Prospectus, the following risk factors should be considered carefully in evaluating the Company and its business before purchasing shares of the Common Stock offered hereby. This Prospectus contains forward-looking statements which involve risks and uncertainties. The Company's actual results could differ materially from those anticipated in these forward-looking statements as a result of certain factors, including those set forth in the following risk factors and elsewhere in this Prospectus.

FLUCTUATIONS IN OPERATING RESULTS

     The Company's operating results have historically been subject to significant quarterly and annual fluctuations. The Company derives most of its net revenues from the sale of a small number of sputtering systems. The number of systems accepted by customers in any particular quarter has varied from zero to four and, as a result, the Company's net revenues and operating results for a particular period could be materially adversely affected if an anticipated order for even one system is not received in time to permit shipment and customer acceptance during that accounting period. The Company's backlog at the beginning of a quarter may not include all system orders needed to achieve the Company's sales objectives for that quarter. Orders in backlog are subject to cancellation, and although the Company generally requires a deposit on orders for its systems, such deposits may not be sufficient to cover the expenses incurred by the Company for the manufacture of the cancelled systems or fixed operating expenses associated with such systems to the date of cancellation. From time to time, in order to meet anticipated customer demand, the Company has manufactured disk sputtering systems in advance of the receipt of orders for such systems. The Company expects to continue this practice in the future. In the event that anticipated orders are not received as expected, then the Company could be materially adversely affected as the result of higher inventory levels and increased exposure to surplus and obsolete inventory write-offs. Orders may be subject to delay, deferral or rescheduling by a customer. From the date the Company receives an order, it often takes more than six months before the net revenues from such order are recognized and even longer before final payment is received. The relatively long manufacturing cycles of many of the Company's products has caused and could cause shipments of such products to be delayed from one quarter to the next, which could materially adversely affect the Company's business, financial condition and results of operations for a particular quarter. Announcements by the Company or its competitors of new products and technologies could cause customers to defer purchases of the Company's existing systems, which would have a material adverse effect on the Company's business, financial condition and results of operations.

     Installing and integrating new sputtering systems into the thin-film disk manufacturing process requires a substantial investment by a customer. Therefore, customers often require a significant number of product presentations and demonstrations, as well as substantial interaction with the Company's senior management, before making a purchasing decision. Accordingly, the Company's systems typically have a lengthy sales cycle during which the Company may expend substantial funds and management time and effort with no assurance that a sale will result. Furthermore, the Company's expense levels are based, in part, on its expectations as to future net revenues. If revenue levels are below expectations, operating results are likely to be adversely affected. Net income, if any, may be disproportionately affected by a reduction in net revenues because a proportionately smaller amount of the Company's expenses varies with its net revenues. The impact of these and other factors on the Company's sales and operating results in any future period cannot be forecasted with certainty. Due to all of the foregoing factors, the Company expects its quarterly operating results to fluctuate significantly and may in certain quarters be below the expectations of public market analysts and investors. In such event it is likely the price of the Company's Common Stock would be materially adversely affected.

     The Company believes that its operating results will continue to fluctuate on a quarterly and annual basis due to a variety of factors. These factors include the cyclicality of the thin-film disk manufacturing and disk drive industries, patterns of capital spending by customers, the timing of significant orders, order cancellations and shipment reschedulings, market acceptance of the Company's products, unanticipated delays in design, engineering or production or in customer acceptance of product shipments, changes in pricing by the Company or its competitors, the timing of product announcements or introductions by the Company or its competitors, the mix of systems sold, the relative proportions of sputtering systems, system components and subassemblies, and contract research and development net revenues, the availability and cost of components and subassemblies, changes in product development costs, expenses associated with any acquisitions and exchange rate fluctuations. Over the last nine quarters the Company's operating income (loss) as a percentage of net revenues has fluctuated from approximately (32)% to 27% of net revenues. The Company anticipates that its operating margin will continue to fluctuate. As a result, the Company believes that period-to-period comparisons of its results of operations are not necessarily meaningful and should not be relied upon as indications of future performance. See "Management's Discussion and Analysis of Financial Condition and Results of Operations."

CYCLICALITY OF THE MEDIA MANUFACTURING INDUSTRY

     The Company's business depends upon capital expenditures by manufacturers of thin-film disks, including manufacturers that are opening new fabrication facilities, expanding or upgrading existing facilities or replacing obsolete equipment, which in turn depend upon the current and anticipated market demand for hard disk drives. The disk drive industry is cyclical and historically has experienced periods of oversupply. Within the past year, most media manufacturers have announced programs for capacity expansion. In addition, Hyundai has announced plans to commence media manufacturing. This industry-wide increase in capacity may lead to a period of oversupply of thin-film disks, resulting in significantly reduced demand for thin-film disk production and for the capital equipment used in such production, including the systems manufactured and marketed by the Company. In recent years, particularly in very recent periods, the disk drive industry has experienced significant growth, which, in turn, has caused significant growth in the capital equipment industry supplying manufacturers of thin-film disks. There can be no assurance that such growth will continue particularly in very recent periods. The Company anticipates that a significant portion of new orders will depend upon demand from thin-film disk manufacturers building or expanding fabrication facilities, and there can be no assurance that such demand will exist. The Company's business, financial condition and results of operations could be materially adversely affected by downturns or slowdowns in the disk drive market. See "Business -- Industry Background."

     Sales of the Company's systems depend, in significant part, upon the decision of a prospective customer to replace obsolete equipment or to increase manufacturing capacity by upgrading or expanding existing manufacturing facilities or constructing new manufacturing facilities, all of which typically involve a significant capital commitment. In addition, the cyclicality of the disk drive industry, among other factors, may cause prospective customers to postpone decisions regarding major capital expenditures, including purchases of the Company's systems. In the event customers delay the purchase of the Company's systems, the Company's business, financial condition and results of operations could be materially adversely affected. See "Management's Discussion and Analysis of Financial Condition and Results of Operations."

INTENSE COMPETITION

     The Company experiences intense competition worldwide from three principal competitors, Ulvac Japan, Ltd. ("Ulvac"), Leybold A.G. ("Leybold") and Anelva Corporation ("Anelva"), each of which is a large manufacturer of complex vacuum equipment and thin-film disk manufacturing systems and has sold a substantial number of thin-film disk sputtering machines worldwide. Leybold is a manufacturer of static and in-line sputtering systems, Ulvac is a manufacturer of in-line systems and Anelva is a manufacturer of static systems, and each has substantially greater financial, technical, marketing, manufacturing and other resources than the Company. The Company also experiences competition from other manufacturers of in-line sputtering systems used in thin-film disk fabrication facilities as well as the manufacturers of thin-film disks that have developed the capability to manufacture their own sputtering systems. There can be no assurance that the Company's competitors will not develop enhancements to, or future generations of, competitive products that will offer superior price or performance features or that new competitors will not enter the Company's markets and develop such enhanced products. Furthermore, the failure of manufacturers of thin-film disks currently using in-line machines and manufacturers using internally developed sputtering systems to switch to static sputtering systems in the future could adversely affect the Company's ability to increase its sputtering system market share.

     In addition, the Company's three principal competitors are based in foreign countries and have cost structures and system prices based on foreign currencies. Accordingly, currency fluctuations could cause the Company's dollar-priced products to be less competitive than its competitors' products priced in other currencies. Currency fluctuations could also increase the Company's cost structure relative to those of its competitors, which could make it more difficult for the Company to maintain its competitiveness.

     Given the lengthy sales cycle and the significant investment required to integrate a disk sputtering system into the manufacturing process, the Company believes that once a thin-film disk manufacturer has selected a particular supplier's disk sputtering equipment, the manufacturer generally relies upon that equipment for the specific production line application and frequently will continue to purchase its other disk sputtering equipment from the same supplier. The Company expects to experience difficulty in selling to a particular customer for a significant period of time if that customer selects a competitor's disk sputtering equipment. Accordingly, competition for customers in the disk sputtering equipment industry is particularly intense, and suppliers of disk sputtering equipment may offer pricing concessions and incentives to attract new customers, which could adversely affect the Company's business, financial condition and results of operations. Because of these competitive factors, there can be no assurance that the Company will be able to compete successfully in the future. See "Business -- Competition."

CUSTOMER CONCENTRATION

     Historically, a significant portion of the Company's revenues in any particular period have been attributable to sales to a limited number of customers. The Company's largest customers change from period to period as large thin-film disk fabrication facilities are completed and new projects are initiated. Western Digital, Matsubo and Trace Storage Technology ("Trace") accounted for 21%, 14% and 11%, respectively, of the Company's total net revenues during 1993, and Trace, Matsubo, Seagate Technology ("Seagate"), Varian Associates and Komag accounted for 25%, 15% 13%, 12% and 10%, respectively, of the Company's total net revenues during 1994. Seagate, HMT Technology and Matsubo accounted for 40%, 20% and 17%, respectively, of the Company's total net revenues during 1995.

     The Company expects that sales of its products to relatively few customers will continue to account for a high percentage of its net revenues in the foreseeable future. For example, a majority of the Company's backlog as of March 31, 1996 represented orders from Seagate for a new facility Seagate is constructing in Singapore. In the event Seagate experiences a significant delay in the construction of the new facility, or to the extent Seagate defers the completion of its construction, the Company's net revenues and operating results could be materially adversely affected. In addition, Seagate recently acquired Conner Peripherals ("Conner"). Conner has significant disk media manufacturing operations, uses an internally developed in-line disk sputtering system and has never purchased a system from the Company. There can be no assurance that the combined entity will not favor Conner's internally developed disk sputtering system over the Company's system or delay, reduce or cease purchases of the Company's products for other reasons or that this acquisition will not otherwise have a material adverse effect on the Company's business, financial condition and results of operations. None of the Company's customers has entered into a long-term agreement requiring it to purchase the Company's products. As purchases related to a particular new or expanded fabrication facility are completed, sales to that customer may decrease sharply or cease altogether. If completed contracts are not replaced on a timely basis by new orders from the same or other customers, the Company's net revenues could be adversely affected. The loss of a significant customer, any reduction in orders from any significant customer or the cancellation of a significant order from a customer, including reductions or cancellations due to customer departures from recent buying patterns, financial difficulties of a customer or market, economic or competitive conditions in the disk drive industry could materially adversely affect the Company's business, financial condition and results of operations. See "Management's Discussion and Analysis of Financial Condition and Results of Operations."

LIMITED NUMBER OF OPPORTUNITIES

     The Company's business depends upon capital expenditures by manufacturers of thin-film disks, of which there are a limited number worldwide. According to TrendFOCUS, an independent market research firm, as of the end of 1995 there were 187 installed disk sputtering lines (sputtering systems and related equipment such as plating, polishing, texturing, lubrication and test equipment as well as related handling equipment) worldwide and only 14 companies in the world with five or more installed disk sputtering lines. Therefore, winning or losing an order from any particular customer could significantly affect the Company's operating results. In addition, the Company's opportunities to sell its systems are further limited by the fact that many of the manufacturers of thin-film disks have adopted an in-line approach as opposed to the Company's static approach to thin-film disk manufacturing. These manufacturers have invested significant amounts of capital in their in-line systems, and there may be significant resistance to change to a static approach in the future. At times the Company has derived a significant proportion of its net revenues from sales of its systems to manufacturers constructing new thin-film disk fabrication facilities. The construction of new thin-film disk fabrication facilities involves extremely large capital expenditures, resulting in few thin-film disk fabrication facilities being constructed worldwide at any particular time. A substantial investment is also required by disk manufacturers to install and integrate additional thin-film disk manufacturing equipment in connection with upgrading or expanding their existing fabrication facilities. These costs are far in excess of the cost of purchasing the Company's system. The magnitude of such capital expenditures has caused certain thin-film disk manufacturers to forego purchasing significant additional thin-film disk manufacturing equipment. Consequently, only a limited number of opportunities for the Company to sell its systems may exist at any given time. See "Management's Discussion and Analysis of Financial Condition and Results of Operations" and "Business -- Sales Channel, Customers and Marketing."

RAPID TECHNOLOGICAL CHANGE

     The disk drive industry in general, and the thin-film disk manufacturing industry in particular, are characterized by rapid technological change and evolving industry standards. As a result, the Company must continue to enhance its existing systems and to develop and manufacture new systems with improved capabilities. This has required and will continue to require substantial investments by the Company in research and development to advance its technologies. The failure to develop, manufacture and market new systems, or to enhance existing systems, would have a material adverse effect on the Company's business, financial condition and results of operations. In the past, the Company has experienced delays from time to time in the introduction of, and certain technical difficulties with certain of its systems and enhancements. In addition, the Company's competitors can be expected to continue to develop and introduce new and enhanced products, any of which could cause a decline in market demand for the Company's systems or a reduction in the Company's margins as a result of intensified price competition.

     Changes in the manufacturing processes for thin-film disks could also have a material adverse effect on the Company's business, financial condition and results of operations. The Company anticipates continued changes in the requirements of the disk drive industry and thin-film disk manufacturing technologies. There can be no assurance that the Company will be able to develop, manufacture and sell systems that respond adequately to such changes. In addition, the data storage industry is subject to constantly evolving technological standards. There can be no assurance that future technological innovations will not reduce demand for thin-film disks. The Company's business, financial condition and results of operations could be materially adversely affected by any trend toward technology that would replace thin-film disks as a storage medium.

     The Company's success in developing and selling new and enhanced systems depends upon a variety of factors, including accurate prediction of future customer requirements, technology advances, cost of ownership, introduction of new products on schedule, cost-effective manufacturing and product performance in the field. The Company's new product decisions and development commitments must anticipate the requirements for the continuously evolving disk drive industry approximately two or more years in advance of sales. Any failure to accurately predict customer requirements and to develop new generations of products to meet those requirements would have a sustained material adverse effect on the Company's business, financial condition and results of operations. New product transitions could adversely affect sales of existing systems, and product introductions could contribute to quarterly fluctuations in operating results as orders for new products commence and orders for existing products decline. There can be no assurance that the Company will be successful in selecting, developing, manufacturing and marketing new products or enhancements of existing products. See "Business -- Research and Development."

MANAGEMENT OF EXPANDING OPERATIONS

     The Company has recently experienced a period of rapid expansion in its operations that has placed, and could continue to place, a significant strain on the Company's management and other resources. The Company's ability to manage its expanding operations effectively will require it to continue to improve its operational, financial, and management information systems, and to train, motivate and manage its employees. If the Company's management is unable to manage its expanding operations effectively, the Company's results of operations could be adversely affected.

     The Company's operating results will depend in significant part upon its ability to retain and attract qualified management, engineering, manufacturing, marketing, customer support and sales personnel. The Company has recently undertaken to attempt to hire a significant number of qualified technical and marketing personnel. Competition for such personnel is intense and the Company has had difficulties attracting such personnel, and there can be no assurance that the Company will be successful in attracting and retaining such personnel. The failure to attract and retain such personnel could make it difficult to undertake or could significantly delay the Company's research and development efforts and the expansion of its manufacturing capabilities or other activities, which could have a material adverse effect on the Company's business, financial condition and results of operations. See "Business -- Employees."

MANUFACTURING RISKS

     The Company's systems have a large number of components and are highly complex. The Company may experience delays and technical and manufacturing difficulties in future introductions or volume production of new systems or enhancements. In addition, some of the systems built by the Company must be customized to meet individual customer site or operating requirements. The Company has limited manufacturing capacity and may be unable to complete the development or meet the technical specifications of its new systems or enhancements or to manufacture and ship these systems or enhancements in a timely manner. Such an occurrence would materially adversely affect the Company's business, financial condition and results of operations as well as its relationships with customers. In addition, the Company may incur substantial unanticipated costs early in a product's life cycle, such as increased cost of materials due to expediting charges, other purchasing inefficiencies and greater than expected installation and support costs which cannot be passed on to the customer. Any of such events could materially adversely affect the Company's business, financial condition and results of operations. Due to recent increases in demand, the average time between order and shipment of the Company's systems may increase substantially in the future. The Company's ability to quickly increase its manufacturing capacity in response to short-term increases in demand, if any, could be limited given the complexity of the manufacturing process, the lengthy lead times necessary to obtain critical components and the need for highly skilled personnel. The failure of the Company to satisfy any such short-term increases in demand and to keep pace with customer demand would lead to further extensions of delivery times, which could deter customers from placing additional orders, and could adversely affect product quality, which could have a materially adverse effect on the Company's business, financial condition and results of operations.

     In certain instances, the Company is dependent upon a sole supplier or a limited number of suppliers, or has qualified only a single or limited number of suppliers, for certain complex components or sub-assemblies utilized in its products. In addition, the Company makes extensive use of suppliers serving the semiconductor equipment business, and such suppliers may choose to give priority to their semiconductor equipment customers that are much larger than the Company. Any prolonged inability to obtain adequate deliveries could require the Company to pay more for inventory, parts and other supplies, seek alternative sources of supply, delay its ability to ship its products and damage relationships with current and prospective customers. Any such delay or damage could have a material adverse effect on the Company's business, financial condition and results of operations.

     The Company conducts substantially all of its manufacturing activities at its leased facilities in Santa Clara, California. The Company's Santa Clara facility is located in a seismically active area. A major catastrophe (such as an earthquake or other natural disaster) could result in a prolonged interruption of the Company's business. See "Business -- Manufacturing."

FLAT PANEL DISPLAY MANUFACTURING EQUIPMENT RISKS

     In 1995, the Company spent approximately $2.5 million to fund the development of equipment for use in the flat panel display ("FPD") industry, approximately 72% which was paid for by third parties. In exchange for certain development funding, the Company has granted to one of its development partners the exclusive rights to manufacture and market the Company's FPD sputtering systems in Japan. The Company has limited experience in the development, manufacture, sale and marketing of FPD manufacturing equipment, having sold only two rapid thermal processing ("RTP") systems to date and having not yet completed development of its FPD sputtering system. FPD sputtering systems are designed to coat glass panels with thin films of various materials. The coated glass panels are used in the manufacture of FPD screens. There can be no assurance that the market for FPD manufacturing equipment targeted by the Company will develop as quickly or to the degree that the Company currently anticipates, or that the Company's proposed FPD manufacturing equipment will achieve customer acceptance or that the Company will achieve any net revenues from the sale of proposed FPD manufacturing equipment. There can be no assurance that the Company will receive additional customer sponsored research and development funding in the future. The failure to receive additional customer sponsored research and development funds could result in the Company internally funding the development of such FPD manufacturing equipment and the costs of such research and development may have a material adverse effect on the Company's results of operations. There can be no assurance that the Company in any event will continue to fund research and development in the FPD area. See "Management's Discussion and Analysis of Financial Condition and Results of Operations" and "Business -- Flat Panel Display Project" and "-- Research and Development."

RISKS ASSOCIATED WITH INTERNATIONAL SALES AND OPERATIONS

     Sales to customers in countries other than the United States accounted for 32%, 40%, 20% and 45% of revenues in 1993, 1994, 1995 and the first three months of 1996, respectively. The Company anticipates that international sales will continue to account for a substantial portion of net revenues in the future. In addition, the Company has orders from Seagate, a domestic customer, to deliver and install a significant number of machines in Seagate's manufacturing facility in Singapore. In order to effectively service customers located in Singapore and the surrounding region, the Company has established a sales and service operation in Singapore. Sales and operating activities outside of the United States are subject to certain inherent risks, including fluctuations in the value of the United States dollar relative to foreign currencies, tariffs, quotas, taxes and other market barriers, political and economic instability, restrictions on the export or import of technology, potentially limited intellectual property protection, difficulties in staffing and managing international operations and potentially adverse tax consequences. There can be no assurance that any of these factors will not have a material adverse effect on the Company's business, financial condition or results of operations. In particular, although the Company's international sales have been denominated in United States dollars, such sales and expenses may not be denominated in dollars in the future, and currency exchange fluctuations in countries where the Company does business could materially adversely affect the Company's business, financial condition and results of operations. See "Management's Discussion and Analysis of Financial Condition and Results of Operations."

PATENTS AND OTHER INTELLECTUAL PROPERTY

     The Company currently has 23 patents issued in the United States, and has pending patent applications in the United States and foreign countries. Of the 23 patents, seven relate to sputtering, 11 relate to RTP, one relates to lubrication systems and four relate to other areas not in Intevac's mainstream business. The Company has the right to utilize certain patents under licensing arrangements with Litton Industries, Varian Associates, Stanford University, Lawrence Livermore Radiation Laboratories and Alum Rock Technology. There can be no assurance that any of the Company's patent applications will be allowed or that any of the allowed applications will be issued as patents. There can be no assurance that any patent owned by the Company will not be invalidated, deemed unenforceable, circumvented or challenged, that the rights granted thereunder will provide competitive advantages to the Company or that any of the Company's pending or future patent applications will be issued with claims of the scope sought by the Company, if at all. Furthermore, there can be no assurance that others will not develop similar products, duplicate the Company's products or design around the patents owned by the Company. In addition, there can be no assurance that foreign patent rights, intellectual property laws or the Company's agreements will protect the Company's intellectual property rights. Failure to protect the Company's intellectual property rights could have a material adverse effect upon the Company's business, financial condition and results of operations.

     There have also been substantial amounts of litigation in the technology industry regarding intellectual property rights. The Company has from time to time received claims that it is infringing third parties' intellectual property rights. In August 1993, Rockwell International Corporation ("Rockwell") sued the Federal government alleging infringement of certain patent rights with respect to the contracts the Federal government has had with a number of companies, including Intevac. The Federal government has notified Intevac that it may be liable to the Federal government in connection with contracts for certain products from the Company's discontinued night vision business. Although the Company believes it will have no material liability to the Federal government under these contracts, there can be no assurance that the resolution of the claims by Rockwell with the Federal government will not have a material adverse effect on the Company's business, operating results and financial condition. In addition, the Company has recently become aware that a third party has sent correspondence to a consortium, of which the Company is a party, in a proposed government sponsored research and development program claiming that the work to be done under this program may infringe patents owned by this third party. The Company and its subcontractors have reviewed the correspondence and patents and believe these claims are without merit; however, there can be no assurance that litigation will not result from such development program. There can be no assurance that other third parties will not in the future claim infringement by the Company with respect to current or future patents, trademarks or other proprietary rights relating to the Company's disk sputtering systems, flat panel display manufacturing equipment or other products. Any present or future claims, with or without merit, could be time-consuming, result in costly litigation, cause product shipment delays or require the Company to enter into royalty or licensing agreements. Such royalty or licensing agreements, if required, may not be available on terms acceptable to the Company, or at all. Any of the foregoing could have a material adverse effect upon the Company's business, operating results and financial condition. In addition, the Company believes that one of its competitors may be infringing the Company's patent rights in connection with products currently being offered by this competitor. Although the Company has not undertaken formal legal proceedings, the Company has informed this competitor that the Company believes its patent rights are being infringed and that the Company may undertake litigation to protect its patent rights if necessary. If undertaken, such litigation could be costly, time-consuming and result in legal claims being made against the Company. This could have a material adverse effect on the Company's business, operating results and financial condition, and, in addition, there could be no assurance that the Company would ultimately prevail in any such litigation. See "Business -- Patents and Intellectual Property."

DEPENDENCE ON KEY EMPLOYEES

     The Company's operating results will depend significantly upon the continued contributions of its officers and key management, engineering, marketing, customer support and sales personnel, many of whom would be difficult to replace. The Company does not have an employment agreement with any of its employees or maintain key person life insurance with respect to any employee. The loss of any key employee could have a material adverse effect on the Company's business, financial condition and results of operations. Employees of the Company are currently required to enter into a confidentiality agreement as a condition of their employment. However, these agreements do not expressly prohibit the employees from competing with the Company after leaving its employ. See "Business -- Employees."

ACQUISITIONS

     The Company's business strategy includes acquiring technologies or businesses that enable it to expand its current product offerings in the thin-film disk manufacturing market. The Company has completed three acquisitions during 1996 and expects that it may pursue additional acquisitions in the future. Any future acquisitions may result in potentially dilutive issuances of equity securities, the incurrence of debt, cash payments and contingent liabilities and amortization expense related to intangible assets acquired, any of which could materially adversely affect the Company's business, financial condition and results of operations. In particular, the Company will not be able to use the "pooling of interests" method of accounting, due to a shareholder being greater than a 50% holder of the Company's Common Stock prior to the Company's initial public offering, in connection with any acquisition consummated prior to November 21, 1997, and the Company will therefore be required to amortize any intangible assets acquired in connection with any additional acquisitions consummated during that period.

     The Company expects to incur a charge to operations currently estimated to be approximately $5.8 million in the quarter ended June 29, 1996, to reflect the purchase of in-process research and development pursuant to the two acquisitions subsequent to March 30, 1996. In addition, the Company intends to amortize intangible assets of approximately $10.1 million of costs relating to the two acquisitions subsequent to March 30, 1996 as well as the acquisition completed during the first quarter of 1996. The amortization period for such costs will be over useful lives, which range from two years to seven years. Such amounts are preliminary estimates and therefore subject to change. Additional, unanticipated expenses may be incurred relating to the integration of technologies and research and development and administrative functions. Any acquisition will involve numerous risks, including difficulties in the assimilation of the acquired company's employees, operations and products, uncertainties associated with operating in new markets and working with new customers, the potential loss of the acquired company's key employees as well as the costs associated with completing the acquisition and integrating the acquired company. See "Use of Proceeds," "Management's Discussion and Analysis of Financial Condition and Results of Operations" and "Business -- Strategy."

ENVIRONMENTAL REGULATIONS

     The Company is subject to a variety of governmental regulations relating to the use, storage, discharge, handling, emission, generation, manufacture, treatment and disposal of toxic or other hazardous substances, chemicals, materials or waste. Any failure to comply with current or future regulations could result in substantial civil penalties or criminal fines being imposed on the Company, or its officers, directors or employees, suspension of production, alteration of its manufacturing process or cessation of operations. Such regulations could require the Company to acquire expensive remediation or abatement equipment or to incur substantial expenses to comply with environmental regulations. Any failure by the Company to properly manage the use, disposal or storage of, or adequately restrict the release of, hazardous or toxic substances could subject the Company to significant liabilities. See "Business -- Environmental Regulations."

VOLATILITY OF STOCK PRICE

     The Company believes that factors such as announcements of developments related to the Company's business, fluctuations in the Company's operating results, failure to meet securities analysts' expectations, general conditions in the disk drive and thin-film media manufacturing industries and the worldwide economy, announcements of technological innovations, new systems or product enhancements by the Company or its competitors, fluctuations in the level of cooperative development funding, acquisitions, changes in governmental regulations, developments in patents or other intellectual property rights and changes in the Company's relationships with customers and suppliers could cause the price of the Company's Common Stock to fluctuate substantially. In addition, in recent years the stock market in general, and the market for small capitalization and high technology stocks in particular, has experienced extreme price fluctuations which have often been unrelated to the operating performance of affected companies. Such fluctuations could adversely affect the market price of the Company's Common Stock. Many companies in the disk drive industry, including the Company, have recently experienced historic highs in the market price for their common stock. There can be no assurance that the Company's Common Stock will not decline substantially from its historic highs or otherwise experience significant fluctuations in the future. See "Price Range of Common Stock."

CONCENTRATION OF STOCK OWNERSHIP

     Upon completion of this offering, the present directors and their affiliates and executive officers will, in the aggregate, own beneficially approximately 64.8% of the Company's outstanding shares of Common Stock assuming no exercise of the underwriters' over allotment option, and 63.3% of the Company's outstanding shares of Common Stock assuming full exercise of the underwriters' over-allotment option. As a result, these shareholders, acting together, would be able to effectively control all matters requiring approval by the shareholders of the Company, including the election of a majority of the directors and approval of significant corporate transactions. See "Principal and Selling Shareholders."

SHARES ELIGIBLE FOR FUTURE SALE

     Sales of a substantial number of shares of Common Stock in the public market following this offering could adversely affect the market price for the Company's Common Stock. The number of shares of Common Stock available for sale in the public market is limited by restrictions under the Securities Act of 1933, as amended (the "Securities Act"), and lock-up agreements under which the holders of such shares have agreed not to sell or otherwise dispose of any of their shares for a period of 90 days after the date of this Prospectus without the prior written consent of Robertson, Stephens & Company LLC. However, Robertson, Stephens & Company LLC may, in its sole discretion and at any time without notice, release all or any portion of the securities subject to lock-up agreements. As a result of lock-up agreements, based on 13,750,959 shares outstanding as of March 30, 1996, the following shares of Common Stock will be eligible for future sale. On the date of this Prospectus, 4,907,448 shares, including the 2,250,000 shares offered hereby, will be eligible for sale. In addition,

6,043,511 shares (and, to the extent vested, an additional 928,304 shares subject to outstanding stock options as of March 30, 1996) will be eligible for sale 90 days after the date of this Prospectus upon expiration of lock-up agreements. Upon the expiration of the lock-up period (or earlier upon the consent of Robertson, Stephens & Company LLC), 5,883,333 of these shares (including shares issuable upon exercise of outstanding options) will become eligible for sale subject to the volume restrictions of Rule 144 and 160,178 of these shares will become eligible for sale without restrictions under Rule 144. In addition to these shares, 2,800,000 shares held by certain funds associated with Dougery & Wilder are not subject to lock up and would be eligible for sale subject to the volume restrictions of Rule 144. If those shares are distributed by such Dougery & Wilder funds to the partners in these funds, a substantial number of those shares would be eligible for sale without restrictions under Rule 144. See "Shares Eligible for Future Sale." After this offering, the holders of 7,950,622 shares of Common Stock will be entitled to certain demand and piggyback registration rights with respect to such shares. If such holders, by exercising their demand registration rights, cause a large number of shares to be registered and sold in the public market, such sales could have an adverse effect on the market price for the Company's Common Stock. If the Company were required to include a Company-initiated registration shares held by such holders pursuant to the exercise of their piggyback registration rights, such sales may have an adverse effect on the Company's ability to raise needed capital. See "Description of Capital Stock -- Registration Rights."

     The Company has filed registration statements on Form S-8 to register shares of Common Stock reserved for issuance under its stock incentive and employee stock purchase plans. Shares of Common Stock issued pursuant to these plans from time to time will be available for sale in the public market, subject to Rule 144 volume limitations applicable to affiliates.

                                  THE COMPANY

     Intevac, Inc. ("Intevac" or the "Company") was formed in 1990 for the purpose of acquiring certain businesses, assets and liabilities from Varian Associates, Inc. ("Varian"). In February 1991, the Company acquired Varian's disk sputtering equipment business, night vision device business and molecular beam epitaxy ("MBE") equipment business. The night vision device business designed, manufactured and sold night vision goggles and devices for military and commercial customers. The MBE business designed, manufactured and sold molecular beam epitaxy machines used for the design and production of advanced materials.

     In October 1993, certain assets of the MBE division were exchanged for a 20% ownership in the outstanding stock of Chorus Corporation ("Chorus"), a St. Paul, Minnesota manufacturer of molecular beam epitaxy products. The Company retained the rights to sell certain residual assets of the MBE business not exchanged with Chorus Corporation. Disposition of these assets was completed during the first quarter of 1995.

     In 1994, the Company purchased certain assets from Aktis Corporation and purchased certain patents from Baccarat Electronics, Inc. which formed the genesis of the Company's Rapid Thermal Processing ("RTP") business. The Company is developing an RTP system for use in the production of flat panel displays under government research and development contracts with the United States Department of Defense's Advanced Research Projects Agency ("ARPA"). To date the Company has sold two RTP systems.

     In May 1995, the Company completed the sale of its night vision business to Litton Systems, Inc. for cash. The Company retained certain engineering personnel from the night vision business as well as some government contracts for research and development work in photocathodes, various applications of that technology and development of processes for making thin-film transistors with sputtered materials. This activity was organized with the RTP business to form the Advanced Technology Division ("ATD"). ATD expects to continue this type of work and will seek continued customer support for research and development activities.

     In July 1995, the Company entered into an agreement to transfer its leasehold interest in the Ground Lease with The Board of Trustees of the Leland Stanford Junior University for the former Palo Alto site of its discontinued night vision operations (the "Palo Alto Site") to 601 California Avenue LLC, a California limited liability company (the "LLC"), a company formed and owned by most of the shareholders of the Company, in which the Company owns an interest in the form of a Preferred Share. The Ground Lease is fully paid and expires in the year 2053. The leasehold interest was transferred in exchange for a Preferred Share in the LLC valued at $3.9 million and having an aggregate liquidation preference equal to the current fair market value of the Palo Alto Site. The Company and the LLC will cross-indemnify each other for potential environmental claims relating to acts prior to and subsequent to the transfer of the Palo Alto Site, respectively. The Preferred Share in the LLC accrues an annual 10% cumulative preferred return which is not payable until the property is developed and is generating operating cash flow, which is not expected prior to the end of 1998, if at all. The Preferred Share is currently recorded on the Company's books at $2.4 million which represents the Company's historical carrying value with the leasehold interest in the Palo Alto Site. The Company is accounting for the investment under the cost method. The annual 10% cumulative preferred return is not payable until the Site is developed and generating cash flow. There is no assurance that the cumulative preferred return will ever be paid.

     In August 1995, the Company agreed with its Series A Preferred shareholders to exchange all of its outstanding Series A Preferred shares for shares of Common Stock. Each share of Series A Preferred Stock was exchanged for two-thirds of a share of Common Stock and $0.76, which was based on a valuation from an independent appraiser. The Company paid a total of $9.9 million to its Series A Preferred shareholders as part of this exchange transaction.

     In August 1995, the Company declared a one time dividend of $0.495 per outstanding share of Common Stock. An aggregate of $4.9 million of dividends were paid to the Company's Common shareholders. The Company has no plans to pay dividends in the future. See "Dividend Policy."

     In August 1995, the Company sold its 20% ownership in Chorus, which represented 1,250,000 shares of Chorus stock to an individual for $500,000 in cash and a note for $2,380,000. This note bears interest at 12.5% per year with principal and interest payable in installments through August 1997. The note is secured by 1,033,000 shares of Chorus stock. The sales price of the Chorus stock exceeded the net carrying value of the Company's investment in Chorus by approximately $1,800,000. Due to the inherent uncertainties regarding the performance of an individual making the remaining installment payments on the note, the Company will defer the gain on the sale and recognize it under the cost recovery method.

     During 1995, the Company redeemed all the outstanding shares of its redeemable Series 1 Preferred Stock held by Varian for $6.1 million in cash. The Series 1 Preferred Stock was issued to Varian in connection with the acquisition of certain Varian assets by the Company in 1991.

     In January 1996, the Company acquired Cathode Technology Corporation, a developer of advanced sputter source technology for the production of disks used in computer hard disk drives, for approximately $1.1 million in cash and $2.0 million in notes. The notes bear interest at 5.58% compounded monthly and payable quarterly. Principal payments on the notes are made quarterly based on unit sales of Cathode Technology sputter sources. Any remaining balance due on the notes on January 24, 2001 is due, in full, regardless of sputter source sales.

     In May 1996, the Company acquired San Jose Technology Corp., a manufacturer of systems used to lubricate thin-film disk, for approximately $3.7 million in cash.

     In June 1996, the Company acquired Lotus Technologies, Inc., a manufacturer of contact stop/start test equipment for disk drives and drive components, for approximately $8.3 million in cash.

     The Company was incorporated under the laws of the State of California in October 1990. Its executive offices are located at 3550 Bassett Street, Santa Clara, California 95054, and its telephone number is (408) 986-9888.

                                USE OF PROCEEDS

     The net proceeds to the Company from the sale of the 1,500,000 shares of Common Stock offered by the Company hereby at an assumed public offering price of $19.25 are estimated to be approximately $27,081,250 ($33,253,281 if the Underwriters' overallotment option is exercised in full), after deducting estimated underwriting discounts and commissions and offering expenses. The Company expects to use the net proceeds of this offering for general corporate purposes, including working capital and also expects that a portion of the net proceeds may be used for the acquisition of businesses, products and technologies that are complementary to those of the Company. The Company has no present plans, agreements or commitments and is not currently engaged in any negotiations with respect to any such transaction. Pending such uses, the net proceeds of this offering will be invested in investment grade, interest-bearing securities.

     The Company will not receive any proceeds from the sale of the shares of Common Stock offered by the Selling Shareholders hereby.

                          PRICE RANGE OF COMMON STOCK

     The Company's Common Stock commenced trading on the Nasdaq National Market following the Company's initial public offering on November 21, 1995 and is traded under the symbol "IVAC." Prior to the initial public offering, there was no public market for the Company's Common Stock. The following table sets forth for the periods indicated the high and low closing sale prices for the Common Stock as reported on the Nasdaq National Market. See "Risk Factors -- Volatility of Stock Price."

                                                                              HIGH       LOW
                                                                              -----     ------
Year ended December 31, 1995
     Quarter ended December 31, 1995 (from November 21, 1995)...............  $   7     $6 1/4
Year ended December 31, 1996
     Quarter ended March 30, 1996...........................................  $8 1/4    $6 1/8
     Quarter ended June 30, 1996 (through June 5, 1996).....................  $  26     $6 5/8

     On June 5, 1996, the closing sales price of the Common Stock as reported on the Nasdaq National Market was $19.25 per share. As of March 30, 1996, there were approximately 550 holders of record of the Common Stock.

                                DIVIDEND POLICY

     In August 1995, the Company paid a cash dividend of $0.495 on each share of Common Stock outstanding as of the August 25, 1995 record date. The Company currently anticipates that it will retain its earnings, if any, for use in the operation of its business and does not expect to pay cash dividends on its capital stock in the foreseeable future. See "The Company."

                                 CAPITALIZATION

     The following table sets forth the capitalization of the Company (i) as of March 30, 1996, (ii) on a pro forma basis giving effect to the acquisitions of SJT and Lotus and (iii) on a pro forma as adjusted basis to reflect the sale by the Company of 1,500,000 shares of Common Stock offered hereby at an assumed public offering price of $19.25 per share after deducting the estimated underwriting discounts and commissions and offering expenses. See "Use of Proceeds."

                                                          MARCH 30,
                                                            1996                          PRO FORMA
                                                           ACTUAL       PRO FORMA(1)     AS ADJUSTED
                                                          ---------     ------------     -----------
                                                              (IN THOUSANDS, EXCEPT SHARE DATA)
Long-term liabilities...................................   $   730        $    730         $   730
Shareholders' equity:
  Undesignated Preferred Stock, no par value, 10,000,000
     shares authorized, no shares issued and outstanding
     actual, pro forma or pro forma as adjusted.........        --              --              --
  Common Stock, no par value, 50,000,000 shares
     authorized, 12,250,959 shares issued and
     outstanding actual and pro forma, and 13,750,959
     shares issued and outstanding pro forma as
     adjusted(2)........................................    15,305          15,305          42,386
  Retained earnings.....................................    13,913           8,078           8,078
                                                           -------         -------         -------
     Total shareholders' equity.........................    29,218          23,383          50,464
                                                           -------         -------         -------
          Total capitalization..........................   $29,948        $ 24,113         $51,194
                                                           =======         =======         =======

- ---------------
(1) The pro forma condensed combined balance sheet assumes the acquisition occurred as of March 31, 1996 for SJT and April 30, 1996 for Lotus and combines Intevac's March 30, 1996 balance sheet, SJT's March 31, 1996 balance sheet and Lotus' April 30, 1996 balance sheet. See "Management's Discussion and Analysis of Financial Condition and Results of Operations" and Unaudited Pro Forma Condensed Combined Financial Statements.

(2) Excludes (i) 928,304 shares of Common Stock issuable upon exercise of stock options outstanding as of March 30, 1996 at a weighted average exercise price of $4.26 per share, (ii) 950,000 shares of Common Stock reserved for grant of future options or direct issuances under the Company's 1995 Stock Option/Stock Issuance Plan and (iii) 250,000 shares of Common Stock reserved for issuance under the Employee Stock Purchase Plan. Subsequent to March 30, 1996 the Company issued options to purchase 312,500 shares of Common Stock at a weighted average exercise price of $9.85 per share. See
    "Management -- 1995 Stock Option/Stock Issuance Plan," "-- Employee Stock Purchase Plan," and Note 11 of Notes to Consolidated Financial Statements.

                            SELECTED FINANCIAL DATA

     The following selected financial data should be read in conjunction with the Company's consolidated financial statements and notes thereto, the unaudited pro forma condensed financial statements and the notes thereto and "Management's Discussion and Analysis of Financial Condition and Results of Operations," which are included elsewhere in the Prospectus. The historical consolidated statement of operations data for the years ended December 31, 1993, 1994 and 1995, and the consolidated balance sheet data as of December 31, 1994 and 1995, are derived from audited consolidated financial statements of the Company included herein. The historical consolidated balance sheet data as of December 31, 1991, 1992 and 1993, and the historical consolidated statement of operations data for the years ended December 31, 1991 and 1992 have been derived from audited consolidated financial statements not included herein. The historical consolidated statement of operations data for the three month periods ended April 1, 1995 and March 30, 1996 are derived from the Company's unaudited condensed consolidated financial statements included herein, which have been prepared on the same basis as the Company's audited consolidated financial statements and, in the opinion of management, contain all adjustments, consisting of only normal recurring adjustments, necessary for a fair presentation of the results of operations for such periods. The unaudited selected pro forma financial data are derived from the unaudited pro forma combined condensed financial statements, appearing elsewhere herein, which give effect to the SJT and Lotus acquisitions, and should be read in conjunction with the pro forma statements and notes thereto. The pro forma information is presented for illustrative purposes only and is not necessarily indicative of the operating results or financial position that would have occurred if the SJT and Lotus acquisitions had been consummated as of the earliest period presented, nor necessarily indicative of the future operating results or financial position of the Company.

                                                                                            THREE MONTHS ENDED
                                                     YEAR ENDED DECEMBER 31,               --------------------      PRO FORMA
                                         -----------------------------------------------   APRIL 1,   MARCH 30,      COMBINED
                                         1991(1)    1992      1993      1994      1995       1995       1996      THREE MONTHS(2)
                                         -------   -------   -------   -------   -------   --------   ---------   ---------------
                                                         (IN THOUSANDS, EXCEPT PER SHARE DATA)
STATEMENT OF OPERATIONS DATA:
Net revenues:
  Disk, flat panel and other...........  $22,118   $17,744   $16,026   $18,266   $42,187   $ 4,674     $15,126        $17,596
  MBE(3)...............................    6,723     9,606     6,370     2,185       695       695          --             --
                                         -------   -------   -------   -------   -------   -------     -------        -------
        Total net revenues.............   28,841    27,350    22,396    20,451    42,882     5,369      15,126         17,596
Cost of net revenues:
  Disk, flat panel and other...........   12,127    10,946     9,749    11,799    27,280     3,244       9,203         11,029
  MBE(3)...............................    4,576     6,564     5,417       858       434       434          --             --
                                         -------   -------   -------   -------   -------   -------     -------        -------
        Total cost of net revenues.....   16,703    17,510    15,166    12,657    27,714     3,678       9,203         11,029
                                         -------   -------   -------   -------   -------   -------     -------        -------
Gross profit...........................   12,138     9,840     7,230     7,794    15,168     1,691       5,923          6,567
Operating expenses:
  Research and development.............    1,788     2,887     3,142     3,515     2,603       340       1,379          1,568
  Selling, general and
    administrative.....................    3,560     3,743     3,896     2,248     4,550       871       1,887          2,096
                                         -------   -------   -------   -------   -------   -------     -------        -------
        Total operating expenses.......    5,348     6,630     7,038     5,763     7,153     1,211       3,266          3,664
                                         -------   -------   -------   -------   -------   -------     -------        -------
Operating income.......................    6,790     3,210       192     2,031     8,015       480       2,657          2,903
Other income (expense), net............   (1,569)      826      (201)      470       929       234         261            130
                                         -------   -------   -------   -------   -------   -------     -------        -------
Income (loss) from continuing
  operations before income taxes.......    5,221     4,036        (9)    2,501     8,944       714       2,918          3,033
Provision for (benefit from) income
  taxes................................    1,369     1,655       (75)      826     3,179       247       1,021          1,062
                                         -------   -------   -------   -------   -------   -------     -------        -------
Income from continuing operations......    3,852     2,381        66     1,675     5,765       467       1,897          1,971
Income (loss) from discontinued
  operations...........................   (1,911)    2,610     1,457      (267)    1,335     1,335          --             --
                                         -------   -------   -------   -------   -------   -------     -------        -------
Net income.............................  $ 1,941   $ 4,991   $ 1,523   $ 1,408   $ 7,100   $ 1,802     $ 1,897        $ 1,971
                                         =======   =======   =======   =======   =======   =======     =======        =======
Per share:
  Income from continuing operations....  $  0.40   $  0.24   $  0.01   $  0.16   $  0.54   $  0.05     $  0.15        $  0.16
                                         =======   =======   =======   =======   =======   =======     =======        =======
  Net income...........................  $  0.20   $  0.50   $  0.15   $  0.14   $  0.67   $  0.18     $  0.15        $  0.16
                                         =======   =======   =======   =======   =======   =======     =======        =======
Shares used in per share
  calculations(4)......................    9,678    10,056    10,305    10,285    10,606    10,295      12,631         12,631
                                         =======   =======   =======   =======   =======   =======     =======        =======

                                                                DECEMBER 31,
                                           -------------------------------------------------------     MARCH 30,
                                            1991        1992        1993        1994        1995         1996        PRO FORMA(2)
                                           -------     -------     -------     -------     -------     ---------     ------------
                                                           (IN THOUSANDS, EXCEPT PER SHARE DATA)
BALANCE SHEET DATA:
Cash, cash equivalents and short-term
  investments............................  $   159     $ 6,114     $19,877     $13,347     $20,422      $16,690        $  6,194
Working capital..........................    6,711      16,021      21,792      23,229      21,327       19,851           6,787
Total assets.............................   44,427      45,624      44,233      42,749      51,937       58,604          57,246
Long-term liabilities....................    1,875       1,375          --          --       --             730             730
Redeemable Series 1 Preferred Stock......    6,100       6,100       6,100       6,100       --              --              --
Total shareholders' equity...............   14,961      20,051      21,588      22,987      27,320       29,218          23,383
Cash dividends declared per common
  share..................................       --          --          --          --       0.495           --              --

- ---------------
(1) Includes certain insignificant expenses of the Company commencing upon the formation of the Company in October 1990. Operations represent the acquired Varian businesses from February 15, 1991.

(2) The pro forma condensed combined statement of operations presents the combined results of Intevac, SJT and Lotus and assumes the SJT acquisition took place on January 1, 1996 and the Lotus acquisition took place on February 1, 1996. The pro forma condensed combined statement of operations combines the historical statement of operations information for Intevac for the three months ended March 30, 1996 with the historical statement of operations for SJT for the three months ended March 31, 1996 and the historical statement of operations for Lotus for the three months ended April 30, 1996. The pro forma condensed combined balance sheet assumes the acquisition occurred as of March 31, 1996 for SJT and April 30, 1996 for Lotus and combines the Intevac's March 30, 1996 balance sheet, SJT's March 31, 1996 balance sheet and Lotus' April 30, 1996 balance sheet.

    The pro forma statement of operations data assume the acquisitions of SJT and Lotus took place on January 1, 1996 and February 1, 1996, respectively. Such unaudited pro forma information is based on the historical three month statement of operations for Intevac, SJT and Lotus and give effect for the pro forma adjustments, which included amortization of intangibles of $0.5 million, reduced interest income of $0.2 million and an income tax benefit of $0.3 million for the period. Historical net revenues and net income of Lotus and SJT, before pro forma adjustments were $2.5 million and $0.5 million for the period, respectively. The $5.8 million charge relating to these acquisitions of in-process technology is excluded from the pro forma statement of operations as it represents a nonrecurring item directly related to the transaction.

(3) In the fourth quarter of 1993, the Company sold its MBE operations and acquired 20% of the outstanding capital stock of Chorus, a manufacturer of MBE products. The Company retained rights to sell certain other residual used systems of the MBE business that were not exchanged with Chorus. The sale of these used systems was completed during the first quarter of 1995.

(4) See Note 2 of Notes to Consolidated Financial Statements.

                      MANAGEMENT'S DISCUSSION AND ANALYSIS
                OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

     The following Management's Discussion and Analysis of Financial Condition and Results of Operations contains forward-looking statements which involve risks and uncertainties. The Company's actual results could differ materially from those anticipated in these forward-looking statements as a result of certain factors, including those set forth under "Risk Factors" and elsewhere in this Prospectus.

OVERVIEW

     Intevac is a leading supplier of static sputtering systems used to manufacture thin film disks for computer hard disk drives. Sputtering is a complex vacuum deposition process used to deposit multiple thin-film layers on a disk. The Company has three primary sources of net revenue: sales of disk sputtering systems and related disk manufacturing equipment; sales of system components; and contract research and development activities. The Company's disk sputtering systems, which generally represent the majority of the Company's revenue, are sold to vertically integrated disk drive manufacturers and to original equipment manufacturers that sell disk media to disk drive manufacturers. Intevac's system component business consists primarily of sales of spare parts and after-sale service to purchasers of the Company's disk sputtering systems, as well as sales of components to other manufacturers of vacuum equipment. Contract research and development revenues have been primarily derived from contracts with ARPA for development projects for the flat panel display industry. Revenues from the sale of FPD products have not been material.

     Until the first quarter of 1995, the Company also received revenues from sales of molecular beam epitaxy ("MBE") systems. MBE systems are used for the design and manufacture of materials having the characteristics of a semiconductor that are used to produce transistors, opto-electronic devices and integrated circuits. The Company acquired the MBE business from Varian in 1991 and sold the business to a third party in October 1993. MBE revenues in 1994 and the first quarter of 1995 were derived from sales of used MBE equipment that had not been sold in the acquisition and from other activities in connection with the winding down of the MBE business. The Company does not expect any MBE revenues in future periods.

     Income (loss) from discontinued operations represents results from the Company's sales of night vision products, primarily sales of night vision goggles and devices. In May 1995, the Company completed the sale of its night vision business to Litton Systems, Inc. for cash. The Company retained certain engineering personnel from the night vision business as well as some government contracts for research and development work in photocathodes, various applications of that technology and development of processes for making thin-film transistors with sputtered materials.

     Historically, a significant portion of the Company's revenues in any particular period have been attributable to sales to a limited number of customers. The Company's largest customers change from period to period as large thin-film disk fabrication facilities are completed and new projects are initiated. The Company expects that sales of its products to relatively few customers will continue to account for a high percentage of its net revenues in the foreseeable future. For example, a majority of the Company's backlog as of March 31, 1996 represents orders from Seagate for a new facility Seagate is constructing in Singapore. In the event Seagate experiences a significant delay in the construction of the new facility, or to the extent Seagate defers the completion of its construction, the Company's net revenues and operating results could be materially adversely affected. In addition, Seagate recently acquired Conner. Conner has significant disk media manufacturing operations, uses an internally developed in-line disk sputtering system, and has never purchased a system from the Company. There can be no assurance that the combined entity will not favor Conner's internally developed disk sputtering system over the Company's system, or delay, reduce or cease purchases of the Company's products for other reasons, or that this acquisition will not otherwise have a material adverse effect on the Company's business, financial condition and results of operations. None of the Company's customers has entered into a long-term agreement requiring it to purchase the Company's products. As purchases related to a particular new or expanded fabrication facility are completed, sales to that customer may decrease sharply or cease altogether. If completed contracts are not replaced on a timely basis by new orders from the same or other customers, the Company's net revenues could be adversely affected. The loss of a significant customer, any reduction in orders from any significant customer or the cancellation of a significant order from a customer, including reductions or cancellations due to customer departures from recent buying patterns, financial difficulties of a customer or market, economic or competitive conditions in the disk drive industry could materially adversely affect the Company's business, financial condition and results of operations.

     The Company's business depends upon capital expenditures by manufacturers of thin-film disks, of which there are a limited number worldwide. According to TrendFOCUS, an independent market research firm, as of the end of 1995, there were 187 installed disk sputtering lines worldwide and only 14 companies in the world with five or more installed disk sputtering lines. Therefore, winning or losing an order from any particular customer can significantly affect the Company's operating results. In addition, the Company's opportunities to sell its systems are further limited by the fact that many of the manufacturers of thin-film disks have adopted an in-line approach as opposed to the Company's static approach to thin-film disk manufacturing. These manufacturers have invested significant amounts of capital in their in-line systems, and as such there may be significant resistance to change to a static approach in the future. See "Risk Factors -- Limited Number of Opportunities."

     The disk drive industry is cyclical and historically has experienced periods of oversupply. Within the past year, most media manufacturers have announced programs for capacity expansion. In addition, Hyundai has announced plans to commence media manufacturing. This industry-wide increase in capacity may lead to a period of oversupply of thin-film disks resulting in significantly reduced demand for thin-film disk production and for the capital equipment used in such production, including the systems manufactured and marketed by the Company. In recent years, particularly in very recent periods the disk drive industry has experienced significant growth, which, in turn, has caused significant growth in the capital equipment industry supplying manufacturers of thin-film disks. There can be no assurance that such growth will continue. The Company anticipates that a significant portion of new orders will depend upon demand from thin-film disk manufacturers building or expanding fabrication facilities, and there can be no assurance that such demand will exist. The Company's business, financial condition and results of operations could be materially adversely affected by downturns or slowdowns in the disk drive market. See "Risk Factors -- Cyclicality of the Media Manufacturing Industry."

     The Company's business strategy includes acquiring technologies or businesses that enable it to expand its current product offerings in the thin-film disk manufacturing market. The Company has completed three acquisitions during 1996 and expects that it may pursue additional acquisitions in the future. In January 1996, the Company acquired Cathode Technology Corporation, a developer of advanced sputter source technology for the production of disks used in computer hard disk drives, for approximately $1.1 million in cash and $2.0 million in notes. In May 1996, the Company acquired San Jose Technology Corp., a manufacturer of systems used to lubricate thin-film disks, for approximately, $3.7 million in cash. In June 1996, the Company acquired Lotus Technologies, Inc., a manufacturer of contact stop/start test equipment for hard disk drives and drive components, for approximately $8.3 million in cash.

     Any future acquisitions may result in potentially dilutive issuances of equity securities, the incurrence of debt, cash payment and contingent liabilities and amortization expense related to intangible assets acquired, any of which could materially adversely affect the Company's business, financial condition and results of operations. In particular, the Company will not be able to use the "pooling of interests" method of accounting in connection with any acquisition consummated prior to November 21, 1997, and the Company will therefore be required to amortize any intangible assets acquired in connection with any acquisition consummated during that period.

     The Company expects to incur a charge to operations currently estimated to be approximately $5.8 million in the quarter ended June 29, 1996, to reflect the purchase of in-process research and development pursuant to the two acquisitions subsequent to March 30, 1996. In addition, the Company intends to amortize approximately $10.1 million of costs relating to the SJT and Lotus acquisitions subsequent to March 30, 1996. In addition, in connection with the SJT, Lotus and Cathode acquisitions in 1996, the Company anticipates capitalizing intangibles of approximately $10.1 million consisting of current technology, goodwill and non-compete covenants. A full quarter's amortization is expected to be approximately $644,000. Such amounts are preliminary estimates and therefore subject to change. Additional, unanticipated expenses may be incurred relating to the integration of technologies and research and development and administrative functions. Any acquisition will involve numerous risks, including difficulties in the assimilation of the acquired company's employees, operations and products, uncertainties associated with operating in new markets and working with new customers, the potential loss of the acquired company's key employees as well as the costs associated with completing the acquisitions and integrating the acquired company. See "Risk Factors -- Acquisitions."

RESULTS OF OPERATIONS

     The following table sets forth certain consolidated statement of operations data as a percentage of total net revenues and certain gross margin data for the periods indicated:

                                                                   THREE MONTHS ENDED
                                    YEAR ENDED DECEMBER 31,      ----------------------      PRO FORMA
                                   -------------------------     APRIL 1,     MARCH 30,       COMBINED
                                   1993      1994      1995        1995         1996        THREE MONTHS
                                   -----     -----     -----     --------     ---------     ------------
Net revenues:
  Disk, flat panel and other.....   71.6%     89.3%     98.4%       87.1%       100.0%          100.0%
  MBE............................   28.4      10.7       1.6        12.9           --              --
                                   -----     -----     -----     --------     ---------        ------
          Total net revenues.....  100.0%    100.0%    100.0%      100.0%       100.0%          100.0%
Cost of net revenues:
  Disk, flat panel and other.....   43.5      57.7      63.6        60.4         60.8            62.7
  MBE............................   24.2       4.2       1.0         8.1           --              --
                                   -----     -----     -----     --------     ---------        ------
          Total cost of net
            revenues.............   67.7      61.9      64.6        68.5         60.8            62.7
                                   -----     -----     -----     --------     ---------        ------
Gross profit.....................   32.3      38.1      35.4        31.5         39.2            37.3
Operating expenses:
  Research and development.......   14.0      17.2       6.1         6.3          9.1             8.9
  Selling, general and
     administrative..............   17.4      11.0      10.6        16.3         12.5            11.9
                                   -----     -----     -----     --------     ---------        ------
          Total operating
            expenses.............   31.4      28.2      16.7        22.6         21.6            20.8
                                   -----     -----     -----     --------     ---------        ------
Operating income.................    0.9       9.9      18.7         8.9         17.6            16.5
Other income (expense), net......   (0.9)      2.3       2.1         4.4          1.7             0.7
                                   -----     -----     -----     --------     ---------        ------
Income from continuing operations
  before income taxes............     --      12.2      20.8        13.3         19.3            17.2
Provision for (benefit from)
  income taxes...................   (0.3)      4.0       7.4         4.6          6.8             6.0
                                   -----     -----     -----     --------     ---------        ------
Income from continuing
  operations.....................    0.3       8.2      13.4         8.7         12.5            11.2
Income (loss) from discontinued
  operations.....................    6.5      (1.3)      3.1        24.9           --              --
                                   -----     -----     -----     --------     ---------        ------
Net income.......................    6.8%      6.9%     16.5%       33.6%        12.5%           11.2%
                                   =====     =====     =====      ======      =======       ===========
Gross margin:
  Disk, flat panel and other.....   39.2%     35.4%     35.3%       30.6%        39.2%           37.3%
  MBE............................   15.0%     60.7%     37.6%       37.6%          --              --

THREE MONTHS ENDED APRIL 1, 1995 AND MARCH 30, 1996

     Net revenues. Disk, flat panel and other net revenues consist primarily of sales of the Company's disk sputtering systems and related disk manufacturing equipment and flat panel equipment and, to a lesser extent, system components and contract research and development. Net revenues from the sales of systems are recognized upon customer acceptance. System component sales are recognized upon product shipment, and contract research and development is recognized in accordance with contract terms, typically as costs are incurred. MBE net revenues consist primarily of sales of used MBE equipment not included in the sale of the MBE business. Net revenues increased to $15.1 million for the three months ended March 30, 1996 from $5.4 million the three months ended April 1, 1995. The increase in net revenues was primarily due to an increase in the sales of disk sputtering systems.

     There were no net revenues from the sale of MBE systems for the three months ended March 30, 1996 as compared to net revenues of $0.7 million for the three months ended April 1, 1995. The Company wound down the MBE business following the exchange of substantially all of the assets related to this business with a third party for stock in late 1993.

     International sales increased to $6.7 million for the three months ended March 30, 1996 from $0.8 million for the three months ended April 1, 1995. The increase in revenues from international sales was primarily due to an increase in the sales of disk sputtering systems. International sales constituted 45% of net revenues for the three months ended March 30, 1996 and 14% of net revenues for the three months ended April 1, 1995.

     Gross profit. Cost of net revenues consist primarily of purchased materials, fabrication, assembly, test, installation, international distributor costs, warranty costs and, to a lesser extent, costs attributable to contract research and development. Gross margin from disk, flat panel and other sales was 39.2% for the three months ended March 30, 1996 as compared to 30.6% for the three months ended April 1, 1995. The higher gross margins were primarily due to increased manufacturing efficiencies resulting from higher production volume and to a lesser extent to favorable product mix. Margins fluctuate with the configuration of systems sold in any given period and the system configurations for the three months ended March 30, 1996 were higher margin configurations. The Company believes that gross margins experienced in the first quarter of 1996 were higher than should generally be expected and are not indicative of gross margins in future periods.

     Research and development. Research and development expense consists primarily of prototype materials, salaries and related costs of employees engaged in ongoing research, design and development activities for disk sputtering equipment and FPD manufacturing equipment. Company funded research and development expense increased to $1.4 million for the three months ended March 30, 1996 from $0.3 million for the three months ended April 1, 1995, representing 9.1% and 6.3%, respectively, of net revenue. The increase in research and development expense was primarily the result of increased expense for the development of disk sputtering products and FPD manufacturing machines.

     Research and development expenses do not include costs of $0.4 million in each of the three months ended March 30, 1996 and April 1, 1995, reimbursed under the terms of a research and development cost sharing agreement with the Company's Japanese flat panel manufacturing equipment ("D-Star") development partner. On February 14, 1996, this research and development cost sharing agreement was amended to increase the development partner's total funding commitment from $4.3 million to $5.5 million. Under the terms of the research and development cost sharing agreement, Intevac and its development partner each pay half of all D-Star development costs. At March 30, 1996, $0.9 million of the $5.5 million development funding committed by the Company's development partner remained to be spent on the D-Star development project. In addition, research and development expenses do not include expenditures in connection with contract research and development activities since these are charged to cost of sales.

     The Company also expects that it will take a charge of $5.8 million in the quarter ended June 30, 1996 relating to the purchase of in-process research and development of Lotus and SJT. The purchase price was allocated to tangible and intangible assets of Lotus and SJT based on the fair values of those assets using a risk adjusted discounted cash flow approach. The valuation of in-process research and development considered, among other factors, the stage of development of each project, the time and resources needed to complete each project, expected income and associated risks. The in-process research and development did not have alternative future uses.

     Selling, general and administrative. Selling, general and administrative expense consists primarily of selling, marketing, financial, travel, management, legal and professional services. Domestic sales are made by the Company's direct sales force whereas international sales are made by distributors that typically provide sales, installation, warranty and ongoing customer support. International distributor costs are included in cost of net revenues. Selling, general and administrative expense increased to $1.9 million for the three months ended March 30, 1996 from $0.9 million for the three months ended April 1, 1995 representing 12.5% and 16.2%, respectively, of net revenue. The increase in selling, general and administrative expense was primarily the result of increased expense associated with the marketing and customer service and support of disk sputtering systems, the on-site customer evaluation of a system and increased public company costs subsequent to the Company's initial public offering in November 1995. Administrative headcount grew to 55 employees at March 30, 1996 from 34 employees at April 1, 1995.

     Other income, net. Other income, net consists primarily of interest income on the Company's short-term investments, and to a lesser extent, early payment discounts on the purchase of inventories, goods and services. Other income, net increased by 11% to $0.3 million for the three months ended March 30, 1996 from $0.2 million for the three months ended April 1, 1995, as the result of increased interest income from higher cash balances, offset partially by the Company shifting a portion of its cash and short-term investments into tax exempt short-term investments with lower pretax yields.

     Discontinued operations. In March 1995, the Company adopted a formal plan to discontinue its night vision business. The Company sold its night vision business to Litton Systems, Inc. in May of 1995. Accordingly, the results of operations data for the three months ended April 1, 1995 reflect the night vision business as a discontinued operation. Net revenues included in discontinued operations for the three months ended April 1, 1995 were $4.2 million. Included in income from discontinued operations of the three months ended April 1, 1995 is a net gain after taxes of approximately $1.3 million, net of a reserve of approximately $2.6 million to provide for estimated closing, environmental remediation and warranty costs from the sale of the night vision business.

     Provision for income taxes. Income tax expense as a percentage of pretax income for the three months ended March 30, 1996 and April 1, 1995, was 35% and 36%, respectively. The Company's tax rate for these periods differs from the applicable statutory rates primarily due to tax exempt interest income and state income taxes.

YEARS ENDED DECEMBER 31, 1993, 1994 AND 1995

     Net revenues. Net revenues totaled $42.9 million, $20.5 million and $22.4 million in 1995, 1994 and 1993, respectively. Net revenues increased from 1994 to 1995 primarily due to a $23.9 million increase in net revenues from sales of disk sputtering systems and other components partially offset by a $1.5 million decline in MBE sales. Net revenues decreased from 1993 to 1994 due to a $4.2 million decline in MBE sales, partially offset by a $2.1 million increase in net revenue from sales of disk sputtering systems and other components. Seagate, HMT Technology and Matsubo accounted for 40%, 20% and 17%, respectively, of the Company's total net revenues during 1995. Trace, Matsubo, Seagate, Varian Associates and Komag accounted for 25%, 15%, 13%, 12% and 10%, respectively, of the Company's total net revenues during 1994 and Western Digital, Matsubo and Trace accounted for 21%, 14% and 11%, respectively, of the Company's total net revenues during 1993.

     MBE accounted for $0.7 million, $2.2 million and $6.4 million of net revenues in 1995, 1994 and 1993, respectively. The Company sold substantially all of the assets related to its MBE operation in October 1993 in exchange for 20% of the outstanding stock of Chorus. This investment is accounted for under the equity method. The Company continued to dispose of residual assets of the MBE business through the first quarter of 1995. In the third quarter of 1995, the Company sold its investment interest in Chorus.

     International sales totaled $8.7 million, $8.2 million and $7.2 million in 1995, 1994 and 1993, respectively, International sales accounted for 20%, 40% and 32% of net revenues in 1995, 1994 and 1993, respectively. Substantially all of the Company's sales were denominated in United States dollars.

     Gross profit. Gross margin for disk, flat panel and other was 35.3%, 35.4% and 39.2% in 1995, 1994 and 1993, respectively. Gross margin declined in 1994 as the result of a larger portion of total net revenues in 1994 being represented by lower margin component sales and contract research and development. Gross margin for MBE was 37.6%, 60.7% and 15% in 1995, 1994 and 1993, respectively. MBE gross margin increased to 60.7% in 1994 and 37.6% in 1995 due to the resale at high margins of used MBE machines that the Company retained after the sale of the MBE business.

     Research and development. Company funded research and development expense decreased from $3.5 million in 1994 to $2.6 million in 1995. The $0.9 million decrease was caused by a $1.1 million decrease in expenses related to the development of a FPD machine and a $0.2 million decrease in MBE research and development expenses, which were partially offset by a $0.4 million increase in research and development spending on disk sputtering equipment. Research and development expense increased by 12% to $3.5 million in 1994 from $3.1 million in 1993. The increase was primarily the result of a $0.9 million increase in expenses related to development of a FPD machine and was partially offset by a $0.6 million decrease in MBE research and development expenses.

     Research and development expenses do not include costs of $1.1 million, $2.0 million and $0.9 million that were incurred by the Company in 1995, 1994 and 1993, respectively, reimbursed under the terms of a research and development cost sharing agreement with the Company's Japanese development partner. In addition, research and development expenses do not include expenditures in connection with contract sponsored research and development activities since these are charged to cost of sales.

     Selling, general and administrative. Selling, general and administrative expense totaled $4.6 million, $2.2 million and $3.9 million in 1995, 1994 and 1993, respectively, representing 10.6%, 11.0% and 17.4% of revenue. The $2.4 million increase in selling, general and administrative expenses from 1994 to 1995 was primarily the result of increased expenses associated with marketing disk sputtering systems and, to a lesser extent, the increased costs of administering and insuring a public company as a result of the Company's November 21, 1995 initial public offering. These costs were driven by an increase in administrative head-count to support the Company's increased level of business and administrative activities. The reduction in selling, general and administrative expense to $2.2 million in 1994 from $3.9 million in 1993 was the result of a significant decrease ($2.0 million) in expenses related to the MBE business which was sold in October 1993, partially offset by increases in expenses related to the disk sputtering business.

     Other income (expense), net. Other income (expense), net totaled $0.9 million, $0.5 million and $(0.2) million, in 1995, 1994 and 1993, respectively. Other income during 1994 and 1995 resulted primarily from interest income. Other expense during 1993 resulted primarily from a $0.8 million charge related to the sale of the MBE business, partially offset by interest income.

     Discontinued operations. In March 1995, the Company adopted a formal plan to discontinue the night vision business. The Company sold its night vision business to Litton Systems, Inc. in May 1995. Accordingly, the results of operations data for the years ended December 31, 1995, 1994 and 1993 reflects the night vision business as a discontinued operation. Net revenues included in discontinued operations for the years ended December 31, 1995, 1994 and 1993 were $4.2 million, $18.4 million and $37.5 million, respectively.

     Provision for (benefit from) income taxes. Income tax expense as a percentage of pretax income was 36% and 33% in 1995 and 1994, respectively. The Company's tax rate differs from the applicable statutory rates primarily due to the utilization of research and development tax credits, tax exempt interest income and state income taxes. In 1993, the Company recorded a tax benefit of $75,000 on a pretax loss of $9,000 primarily due to the utilization of research and development tax credits.

     A net deferred tax asset of $3.2 million is reflected in the financial statements at December 31, 1995. Based on the Company's historical taxable income and projected future earnings, management believes that it is more likely than not that the Company will realize the benefit of this assets. The valuation allowance of $0.5 million relates to certain future state income tax deductions.

QUARTERLY RESULTS OF OPERATIONS

     The following table sets forth certain unaudited quarterly financial information for the nine quarters in the period ended March 30, 1996 as well as such data expressed as a percentage of the Company's total net revenues and certain gross margin data for the periods indicated. In the opinion of management the data has been prepared on a basis consistent with the Company's audited consolidated financial statements included elsewhere in the Prospectus and includes all necessary adjustments, consisting only of normal recurring accruals that management considers necessary for a fair presentation. The Company believes that the results of operations for the interim periods are not necessarily indicative of the results to be expected for any future period.

                                                                 THREE MONTHS ENDED
                           ----------------------------------------------------------------------------------------------
                                       JULY
                           APRIL 2,     2,     OCT. 1,   DEC. 31,   APRIL 1,   JULY 1,   SEPT. 30,   DEC. 31,   MARCH 30,
                             1994      1994     1994       1994       1995      1995       1995        1995       1996
                           --------   ------   -------   --------   --------   -------   ---------   --------   ---------
                                                                   (IN THOUSANDS)
STATEMENT OF OPERATIONS
  DATA:
Net revenues:
  Disk, flat panel and
    other................   $3,138    $1,337   $ 9,641    $4,150     $4,674    $11,105    $12,071    $14,337     $15,126
  MBE systems............      495       745       431       514        695         --         --         --          --
                            ------    ------   -------    ------     ------    -------    -------    -------     -------
         Total net
           revenues......    3,633     2,082    10,072     4,664      5,369     11,105     12,071     14,337      15,126
Cost of net revenues:
  Disk, flat panel and
    other................    2,080     1,150     5,716     2,853      3,244      7,116      7,702      9,218       9,203
  MBE systems............      114       362       250       132        434      --            --         --          --
                            ------    ------   -------    ------     ------    -------    -------    -------     -------
         Total cost of
           net
           revenues......    2,194     1,512     5,966     2,985      3,678      7,116      7,702      9,218       9,203
                            ------    ------   -------    ------     ------    -------    -------    -------     -------
Gross profit.............    1,439       570     4,106     1,679      1,691      3,989      4,369      5,119       5,923
Operating expenses:
  Research and
    development..........    1,113       757       679       966        340        580        746        937       1,379
  Selling, general and
    administrative.......      515       484       671       578        871      1,130      1,106      1,443       1,887
                            ------    ------   -------    ------     ------    -------    -------    -------     -------
  Total operating
    expenses.............    1,628     1,241     1,350     1,544      1,211      1,710      1,852      2,380       3,266
                            ------    ------   -------    ------     ------    -------    -------    -------     -------
Operating income
  (loss).................     (189)     (671)    2,756       135        480      2,279      2,517      2,739       2,657
Other income, net........      133       138       111        88        234        274        186        235         261
                            ------    ------   -------    ------     ------    -------    -------    -------     -------
Income (loss) from
  continuing operations
  before income taxes....      (56)     (533)    2,867       223        714      2,553      2,703      2,974       2,918
Provision for (benefit
  from)
  income taxes...........      (18)     (175)      945        74        247        916        973      1,043       1,021
                            ------    ------   -------    ------     ------    -------    -------    -------     -------
Income (loss) from
  continuing
  operations.............      (38)     (358)    1,922       149        467      1,637      1,730      1,931       1,897
Income (loss) from
  discontinued
  operations.............      110      (485)     (176)      284      1,335         --         --         --          --
                            ------    ------   -------    ------     ------    -------    -------    -------     -------
Net income (loss)........   $   72    $ (843)  $ 1,746    $  433     $1,802    $ 1,637    $ 1,730    $ 1,931     $ 1,897
                            ======    ======   =======    ======     ======    =======    =======    =======     =======

                                                                   THREE MONTHS ENDED
                             -----------------------------------------------------------------------------------------------
                             APRIL 2,   JULY 2,   OCT. 1,   DEC. 31,   APRIL 1,   JULY 1,   SEPT. 30,   DEC. 31,   MARCH 30,
                               1994      1994      1994       1994       1995      1995       1995        1995       1996
                             --------   -------   -------   --------   --------   -------   ---------   --------   ---------
PERCENTAGE OF TOTAL NET
  REVENUES:
Net revenues:
  Disk, flat panel and
    other..................     86.4%      64.2%     95.7%     89.0%      87.1%     100.0%    100.0%      100.0%     100.0%
  MBE......................     13.6       35.8       4.3      11.0       12.9         --        --          --         --
                               -----      -----     -----     -----      -----      -----     -----       -----      -----
         Total net
           revenues........    100.0      100.0     100.0     100.0      100.0      100.0     100.0       100.0      100.0
Cost of net revenues:
  Disk, flat panel and
    other..................     57.3       55.2      56.7      61.2       60.4       64.1      63.8        64.3       60.8
  MBE......................      3.1       17.4       2.5       2.8        8.1         --        --          --         --
                               -----      -----     -----     -----      -----      -----     -----       -----      -----
         Total cost of net
           revenues........     60.4       72.6      59.2      64.0       68.5       64.1      63.8        64.3       60.8
                               -----      -----     -----     -----      -----      -----     -----       -----      -----
Gross profit...............     39.6       27.4      40.8      36.0       31.5       35.9      36.2        35.7       39.2
Operating expenses:
  Research and
    development............     30.6       36.4       6.7      20.7        6.3        5.2       6.2         6.5        9.1
  Selling, general and
    administrative.........     14.2       23.2       6.7      12.4       16.3       10.2       9.1        10.1       12.5
                               -----      -----     -----     -----      -----      -----     -----       -----      -----
Total operating expenses...     44.8       59.6      13.4      33.1       22.6       15.4      15.3        16.6       21.6
                               -----      -----     -----     -----      -----      -----     -----       -----      -----
Operating income (loss)....     (5.2)     (32.2)     27.4       2.9        8.9       20.5      20.9        19.1       17.6
Other income (expense),
  net......................      3.7        6.6       1.1       1.9        4.4        2.5       1.5         1.6        1.7
                               -----      -----     -----     -----      -----      -----     -----       -----      -----
Income (loss) from
  continuing operations
  before income taxes......     (1.5)     (25.6)     28.5       4.8       13.3       23.0      22.4        20.7       19.3
Provision for (benefit
  from)
  income taxes.............     (0.5)      (8.4)      9.4       1.6        4.6        8.3       8.1         7.3        6.8
                               -----      -----     -----     -----      -----      -----     -----       -----      -----
Income (loss) from
  continuing operations....     (1.0)     (17.2)     19.1       3.2        8.7       14.7      14.3        13.4       12.5
Income (loss) from
  discontinued
  operations...............      3.0      (23.3)     (1.8)      6.1       24.9         --        --          --         --
                               -----      -----     -----     -----      -----      -----     -----       -----      -----
Net income (loss)..........      2.0%     (40.5)%    17.3%      9.3%      33.6%      14.7%     14.3%       13.4%      12.5%
                               =====      =====     =====     =====      =====      =====     =====       =====      =====
Gross profit:
  Disk, flat panel and
    other..................     33.7%      14.0%     40.7%     31.3%      30.6%      35.9%     36.2%       35.7%      39.2%
  MBE......................     77.0%      51.4%     42.0%     74.3%      37.6%        --        --          --         --

     Net revenue. The Company's quarterly operating results depend upon the volume and timing of net revenues from system sales from quarter to quarter. Disk, flat panel and other net revenues fluctuated from the first quarter of 1994 through the first quarter of 1996 primarily as the result of the number of disk sputtering systems shipped and accepted in each particular quarter. From the first quarter of 1994 through to the first quarter of 1996, the number of disk sputtering systems accepted by customers per quarter ranged from zero to four systems. Disk sputtering systems sold during the periods ranged depending primarily on configuration between $2.0 million to $3.5 million per system and the number and configuration of units sold and accepted by customers in any quarter had a major effect on the Company's net revenues and operating profit for that particular period.

     Gross profit. Gross profit and gross margin for disk, flat panel and other fluctuated from the first quarter of 1994 through the first quarter of 1996 primarily as the result of the number and configuration of disk sputtering systems sold in any particular quarter. In periods when net revenue from sales of disk sputtering systems was low, gross margin decreased as a result of lower margin component sales and net revenue from contract research and development representing a larger proportion of total net revenues. In periods when net revenue from sales of disk sputtering systems was relatively higher, gross margin increased as a result of higher margin disk sputtering system sales representing a larger proportion of total net revenue. In the first quarter of 1996, gross margin was 39.2% which was significantly higher than the gross margin in prior quarters and higher than gross margins expected in future quarterly periods.

     Research and development. Company funded research and development expenses fluctuated from the first quarter of 1994 through the first quarter of 1996 primarily as the result of varying levels of expenses related to the D-Star development project and MDP-250 product development and the timing of receipt of cost sharing credits from the Company's D-Star development partner. D-Star development expenses in 1994 included the cost of producing the initial D-Star prototype. Research and development costs during 1995 do not include significant D-Star prototype expenses. The Company expects that additional expenses for development of further D-Star prototypes are likely to be incurred in the future. There can be no assurance the Company's development partner will continue to share D-Star development costs in the future. A reduction or elimination of D-Star cost sharing with the Company's D-Star development partner could cause the Company to incur greater D-Star development expense or to curtail or eliminate further D-Star development efforts.

     Selling, general and administrative. Selling, general and administrative expenses have generally increased in each quarter from the first quarter of 1994 through the first quarter of 1996 as the result of the Company adding marketing, financial, administrative and management personnel and related expenses consistent with expansion of the Company's business. The Company is expanding its customer support organization to support its installed customer base and expects expenses associated with such expansion to increase in absolute dollar amounts in future periods and fluctuate as a percent of net revenue. Selling, general and administrative expenses fluctuate as a percentage of revenue primarily due to fluctuations in revenue.

     The Company's operating results have historically been subject to significant quarterly and annual fluctuations. The Company derives most of its net revenues from the sale of a small number of sputtering systems. The number of systems accepted by customers in any particular quarter has varied from zero to four and, as a result, the Company's net revenues and operating results for a particular period could be materially adversely affected if an anticipated order for even one system is not received in time to permit shipment and customer acceptance during that accounting period. The Company's backlog at the beginning of a quarter may not include all system orders needed to achieve the Company's sales objectives for that quarter. Orders in backlog are subject to cancellation, and although the Company generally requires a deposit on orders for its systems, such deposits may not be sufficient to cover the expenses incurred by the Company for the manufacture of the cancelled systems or fixed operating expenses associated with such systems to the date of cancellation. From time to time, in order to meet anticipated customer demand, the Company has manufactured disk sputtering systems in advance of the receipt of orders for such systems. The Company expects to continue this practice in the future. In the event that anticipated orders are not received as expected, then the Company could be materially adversely affected as the result of higher inventory levels and increased exposure to surplus and obsolete inventory write-offs. Orders may be subject to delay, deferral or rescheduling by a customer. From the date the Company receives an order, it often takes more than six months before the net revenues from such order are recognized and even longer before final payment is received. The relatively long manufacturing cycles of many of the Company's products has caused and could cause shipments of such products to be delayed from one quarter to the next, which could materially adversely affect the Company's business, financial condition and results of operations for a particular quarter. Announcements by the Company or its competitors of new products and technologies could cause customers to defer purchases of the Company's existing systems, which would have a material adverse effect on the Company's business, financial condition and results of operations.

     Installing and integrating new sputtering systems into the thin-film disk manufacturing process requires a substantial investment by a customer. Therefore, customers often require a significant number of product presentations and demonstrations, as well as substantial interaction with the Company's senior management, before making a purchasing decision. Accordingly, the Company's systems typically have a lengthy sales cycle during which the Company may expend substantial funds and management time and effort with no assurance that a sale will result. Furthermore, the Company's expense levels are based, in part, on its expectations as to future net revenues. If revenue levels are below expectations, operating results are likely to be adversely affected. Net income, if any, may be disproportionately affected by a reduction in net revenues because a proportionately smaller amount of the Company's expenses varies with its net revenues. The impact of these and other factors on the Company's sales and operating results in any future period cannot be forecasted with certainty. Due to all of the foregoing factors, the Company expects its quarterly operating results to fluctuate significantly and may in certain quarters be below the expectations of the public market analysts and investors. In such event it is likely the price of the Company's Common Stock would be materially adversely affected.

     The Company believes that its operating results will continue to fluctuate on a quarterly and annual basis due to a variety of factors. These factors include the cyclicality of the thin-film disk manufacturing and disk drive industries, patterns of capital spending by customers, the timing of significant orders, order cancellations and shipment reschedulings, market acceptance of the Company's products, unanticipated delays in design, engineering or production or in customer acceptance of product shipments, changes in pricing by the Company or its competitors, the timing of product announcements or introductions by the Company or its competitors, the mix of systems sold, the relative proportions of sputtering systems, system components and subassemblies, and contract research and development net revenues, the availability and cost of components and subassemblies, changes in product development costs, expenses associated with any acquisitions and exchange rate fluctuations. Over the last nine quarters the Company's operating income (loss) as a percentage of net revenues has fluctuated from approximately (32)% to 27% of net revenues. The Company anticipates that its operating margin will continue to fluctuate. As a result, the Company believes that period-to-period comparisons of its results of operations are not necessarily meaningful and should not be relied upon as indications of future performance.

LIQUIDITY AND CAPITAL RESOURCES

     The Company's operating activities in 1995 provided cash of $10.5 million due to net income, increases in customer advances and accounts payable from continuing operations and a decrease in accounts receivable from continuing operations partially offset by increases in inventories related to continuing operations. The Company's operating activities used cash of $1.3 million for the three months ended March 30, 1996. The decrease was due primarily to increased accounts receivable and increased inventories which were partially offset by increased customer advances and net income.

     Investing activities in 1995 provided cash of $9.5 million due to proceeds of $7.5 million from the sale of the night vision business, $4.1 million from net sales of short-term investments and $0.9 million from the sale of the investment in Chorus, partially offset by $3.0 million for the purchase of property and equipment. The Company's investing activities used cash of $5.0 million for the three months ended March 30, 1996. The decrease was due primarily to the purchase of short-term investments, the purchase of fixed assets and the Company's purchase of Cathode Technology Corporation ("Cathode"). In January 1996, the Company acquired Cathode for approximately $3.1 million of cash and notes.

     Financing activities in 1995 used cash of $8.9 million due to the cash payment on the conversion of the Preferred Stock to Common Stock of $9.9 million, the payment of the dividend on the Common Stock of $4.9 million and the redemption of Preferred Stock for $6.1 million partially offset by $12.1 million from the sale of Common Stock, net of repurchases. The Company's financing activities provided cash of $1,000 for the three months ended March 30, 1996. The increase was due primarily to the exercise of stock options by employees.

     At March 30, 1996, the Company had $14.1 million of cash and cash equivalents. Subsequent to March 30, 1996, the Company used cash of approximately $12 million to fund two acquisitions. In May 1996, the Company acquired SJT, for approximately $3.7 million in cash. In June 1996, the Company acquired Lotus, for approximately $8.3 million in cash. In addition, the Company has a $10.0 million revolving line of credit which expires March 13, 1997. Borrowings under the agreement are based on eligible receivables. Borrowings bear interest, at the option of the Company, at the prime rate, of the London Interbank Offering Rate (LIBOR) plus two and one-half percent per annum and are secured by substantially all the Company's assets. The line of credit agreement requires the Company to maintain certain financial ratios and other financial conditions. The Company intends to undertake approximately $2.5 million in capital expenditures during the next 12 months. The Company believes the net proceeds from this offering and its existing cash and cash equivalent balances and credit facilities will be sufficient to meet its cash requirements for at least the next 12 months. While operating activities may provide cash in certain periods, to the extent the Company may experience growth in the future, the Company anticipates that its operating and investing activities may use cash and, consequently, such growth may require the company to obtain additional sources of financing. The Company may also from time to time consider additional acquisitions of complementary businesses, products or technologies, which may require additional financing.

                                    BUSINESS

     The following Business section contains forward-looking statements which involve risks and uncertainties. The Company's actual results could differ materially from those anticipated in these forward-looking statements as a result of certain factors, including those set forth under "Risk Factors" and elsewhere in this Prospectus.

INTRODUCTION

     Intevac, Inc. ("Intevac" or the "Company") is a leading supplier of static sputtering systems and related manufacturing equipment used to manufacture thin-film disks for computer hard disk drives. Sputtering is a complex vacuum deposition process used to deposit multiple thin-film layers on a disk. The Company's principal product, the MDP-250B, was introduced in 1994 and is the fourth generation of the Company's Magnetic Disk Processing ("MDP") system. The MDP-250B system enables disk manufacturers to achieve high coercivities, high signal-to-noise ratios, minimal disk defects, durability and uniformity, all of which are necessary in the production of high performance, high capacity disks. Additionally, the Company's static systems allow disk manufacturers to achieve low production costs through high yield, high uptime, and low acquisition, operating and facilities costs. The Company's primary objective is to be the industry leader in supplying disk sputtering equipment by providing disk sputtering systems which have both the highest overall performance and the lowest cost of ownership in the industry.

INDUSTRY BACKGROUND

     The market for computer disk drives is large and growing rapidly, driven primarily by the demand for new personal computers ("PCs") and upgrades to existing PCs. Requirements for data storage capacity are also increasing with the development of more memory intensive software, including complex operating systems such as Windows 95 and programs such as multimedia computing applications, and more powerful and faster microprocessors and other computer hardware. Because hard disk drives are the principal means for storing and rapidly retrieving large amounts of digital data, the market for hard disk drives has also grown at a rapid rate. According to International Data Corporation ("IDC"), hard disk drive shipments were 50 million units in 1993, are expected to reach 115 million units in 1996 and are projected to reach over 201 million units in 1999. IDC expects the worldwide market for hard disk drives to be $28 billion in 1996.

     The disk drive industry is characterized by short product lives, frequent technological advances and intense competition. These technological advances have resulted in significant increases in disk storage capacity and lower cost per megabyte of storage. Typical disk drive storage capacity has increased more than tenfold in the last five years, from approximately 30 to 60 megabytes in 1989 to approximately 500 to 1,000 megabytes in 1995. While the amount of storage capacity has increased significantly during this period, typical disk drive form factors have decreased from 5.25 inches to 3.5 inches. Hard disk drive storage capacity can be increased by adding more disks to the disk drive or by increasing the areal density (the number of bits of data stored per unit of area)of the disks. Although the number of disks used in disk drives has begun to increase recently, it had remained approximately the same over the last five years while the areal density of the disks has increased rapidly during this period. The increase in disk drive capacity has therefore been primarily accomplished by increasing the storage capacity of the disks themselves. According to TrendFOCUS, an independent market research firm, the number of thin-film disks produced in 1993 was 134 million, is expected to be 336 million in 1996 and is projected to reach 609 million in 1999. TrendFOCUS expects the worldwide market for thin-film disks to be $4.2 billion in 1996.

     The Company's business depends upon capital expenditures by manufacturers of thin-film disks, of which there are a limited number worldwide. According to TrendFOCUS, as of the end of 1995, there were 187 installed disk sputtering lines (sputtering systems and related equipment such as plating, polishing, texturing, lubrication and test equipment as well as related handling equipment) worldwide and only 14 companies in the world with five or more installed disk sputtering lines. The Company's opportunities to sell its systems are limited by the fact many manufacturers of thin-film disks have adopted an in-line approach as opposed to the Company's static approach to thin-film disk manufacturing.

     DISK MEDIA TECHNOLOGY

     The disks in a hard disk drive are substrates that have been coated with several thin-film layers and are used as a storage medium for digital data. A thin magnetic film on the disk is capable of storing information in the form of magnetic patterns written and read by the disk drive recording head. The production of thin-film disks involves several complex process steps requiring specialized and expensive manufacturing equipment and facilities. The following briefly summarizes the steps in this manufacturing process:

     - Plating, polishing and texturing. The disk substrate (typically aluminum), which must be flat, smooth and free of surface defects, is plated with a non-magnetic layer for strength and durability. The substrate is then polished and textured to produce a controlled roughness on the disk's surface. This improves the friction characteristics so that the disk drive head will not stick to the disk during operation.

     - Sputtering. Sputtering is a complex vacuum deposition process used to deposit multiple thin-films on the disk. The initial thin-film layers are various alloys that produce the magnetic qualities of a disk. The final thin-film layer is a protective carbon overcoat. The layers vary in thickness but are all very thin, typically less than 1/2,000th the thickness of a piece of paper. The following diagram depicts the layering of the thin films on a disk substrate:

                                      LOGO

     - Lubrication. After thin-film sputtering, a microscopic layer of lubricant is applied to the disk's surface to improve durability and reduce surface friction.

     - Test and certification. In the test and certification process, each disk is electronically scanned for both film integrity and asperity control and to ensure that the disk operates to the customer's specifications.

     Improvements in the disk sputtering process have contributed significantly to increases in disk storage capacity through increasing areal density (the number of bits of data stored per unit of area). The most significant advances in disk media technology have been the achievement of better magnetic characteristics and improved mechanical properties permitting lower flying heights. Flying height, the distance between the head and the disk while the disk drive is operating, depends on the smoothness and flatness of the disk surface.

     CHALLENGES FACING THIN-FILM DISK MANUFACTURERS

     Because of the increasing demand for reliable, rapid access storage and the intense competitiveness in the disk drive industry, disk drive manufacturers continually seek to produce higher capacity disk drives at a lower cost per megabyte of storage. Many thin-film disk manufacturers address this requirement by producing higher capacity disks capable of higher areal densities. As thin-film disk manufacturers do this, they face technical and operational challenges that fall into two principal categories: the production of high performance disks and the control of disk production costs.

     Production of high performance disks.

     The ability of thin-film disk manufacturers to produce disks capable of high areal density is directly related to the manufacturer's ability to consistently control disk attributes that are largely determined in the sputtering process. The disk attributes include the following:

     - Coercivity. Coercivity, a measure of the magnetic strength of the disk, is expressed in Oersted ("Oe"). The magnetic strength of the disk is determined by the types of disk substrate and thin-film materials used; substrate surface conditions before disk sputtering; and the conditions that exist during the sputtering process, including temperature, vacuum and possible sources of disk contamination. Coercivity is increasingly important as areal density increases because higher coercivity permits sharper transitions between magnetized regions, essentially allowing bits of data to be closer together and therefore more data to be stored in the same disk area. Advanced drive designs today require coercivities in the range of 1800 to 2200 Oes compared to a range of 950 to 1,200 required five years ago. The Company believes coercivity requirements will continue to increase significantly over the next several years.

     - Signal-to-noise ratio. The proper choice of magnetic alloy material and the uniform deposition of this material on the disk help to reduce "noise" (unwanted signals), thereby improving the signal-to-noise ratio of the data that is read from the disk. Higher signal-to-noise ratios permit higher recording density and better data rates.

     - Defects. Suitability of the disks for use in disk drives with high areal density is dependent upon both the number and the size of surface imperfections on the disk. Surface imperfections result from a variety of factors, including preexisting substrate surface imperfections, minor damage, contaminants trapped in the sputtered film and non-uniform sputtering of the thin-film layers. As more data is stored in the same disk space, the number and size of disk defects that can be tolerated must be reduced.

     - Smoothness and flatness. As areal density increases, a smaller magnetized region stores each bit of data. The lower the disk head flying height, the more accurately the head can read the magnetic signal. The smoother and flatter the disks, the lower the flying height that can be achieved without the head contacting the disk.

     - Durability. Because the head and disk come into physical contact when the disk drive is turned off, a protective carbon overcoat is sputtered over the magnetic layer to minimize wear on the disk, to protect the information stored on the disk and to increase the useful life of the disk drive. The thickness of this overcoat must nevertheless be minimized in order to allow the head to fly as close as possible to the magnetic layer.

     - Uniformity. The performance of a disk is affected by the uniformity of all of the above characteristics across the entire surface of the disk. Such uniformity is substantially affected by the quality of the disk sputtering process.

     Control of disk production costs

     It is important for thin-film disk manufacturers to control disk production costs in order to be competitive. Some of the most significant costs in the disk manufacturing process are influenced by the disk sputtering equipment. Disk manufacturers seek to lower their per disk manufacturing costs as part of the sputtering process by attention to:

     - Yield. Overall yield significantly affects per disk manufacturing costs. The capability and performance of the sputtering equipment can significantly affect overall yield.

     - Equipment acquisition and operating costs. Although acquisition costs are substantial, the cost of using the sputtering equipment, including operators, maintenance, spare parts and consumables over the life of the equipment is more significant.

     - Increasing uptime and throughput. Operating cost per disk produced is directly related to the uptime and throughput realized from the equipment.

     - Facilities costs. The loading and unloading portions of the sputtering machine must be in a clean room. Clean room space is very expensive to build, operate and maintain. Both the size and footprint of sputtering systems affect the amount of clean room space required to house them and the degree to which the manufacturing facility must be customized to accommodate the sputtering equipment.

     - Time and cost of making process adjustments. At times during the production of disks it is necessary or desirable to add, remove or make adjustments to certain process steps. To the extent that process engineers are able to do so quickly and efficiently, the disk manufacturer is able to reduce equipment and line downtime and therefore reduce its per disk manufacturing cost.

     - Flexible production scheduling. OEM customer specifications for disks and the mix of different disks produced by thin-film disk manufacturers vary. To the extent that the disk manufacturer has the flexibility to quickly and efficiently alter the product mix and volume of disks produced through its production lines, the disk manufacturer is able to rapidly respond to changing customer requirements.

     THE TRADITIONAL "IN-LINE" THIN-FILM DISK SPUTTERING APPROACH

     Traditionally, thin-film disk manufacturers typically used in-line systems for disk sputtering, and these systems continue to play a significant role in media manufacturing. An in-line machine involves the use of a pallet typically holding 16 or more disks. The pallet begins at one end of the machine and travels on a long conveyor through various chambers in which all of the disks in the pallet are processed while the pallet is moving. The following drawing depicts a typical in-line system:

                                      LOGO

     As the specifications and tolerances for media have become more demanding, several features typical of the in-line system architecture have created increasingly significant challenges for media manufacturers using in-line systems. These challenges include the following:

     - Limited vacuum isolation. The architecture of typical in-line systems makes it very difficult to achieve optimum conditions for each process step because of imperfect vacuum isolation as disks move from one process step to the next.

     - Contamination from the pallet. In an in-line system, disk substrates are processed while on the pallet. As the pallet goes through the machine repeatedly the pallet collects sputtered material (condensate). When the pallet is exposed to the atmosphere, the condensate absorbs gas which is partially released on the next cycle through the machine. This background gas degrades the properties of the magnetic film. In addition, condensate can flake off the pallet and contaminate disk surfaces, reducing yields.

     - Spatial variations. The large size of the pallets and the movement of the pallets during sputtering both result in spatial variations in process conditions and disk temperatures. Even small temperature variations can cause a variation in magnetic properties, which may result in a lack of uniformity on a given disk or from disk to disk.

     - Size of the machines. In-line machines are large (often more than 30 feet long), and the time required for the machine to reach stable operating conditions is longer than for smaller machines. In addition, the large size and linear configuration of in-line systems make it difficult to add process steps after installation.

     Those thin-film disk manufacturers that have adopted an in-line approach have typically made significant investments in manufacturing equipment and processes. Therefore, some have chosen to overcome the challenges outlined above by making extensive modifications to their equipment in order to extend its useful life. These challenges are increasingly difficult to overcome. For example, reduced bit sizes associated with increased coercivities and reduced flying heights substantially narrow the range of permissible defect levels and signal-to-noise ratios, which can require manufacturers using in-line systems to make substantial modifications to their manufacturing systems. In addition, as disk production evolves to require additional process steps, manufacturers using in-line systems may be required to add additional chambers and processes to their systems, which may be cumbersome, difficult and expensive. The technical challenges facing manufacturers using in-line systems may become even more difficult to address to the extent that new technological developments, such as magneto-resistive heads and alternative substrates such as glass and ceramics, emerge and gain market acceptance. While a number of disk media manufacturers are expected to continue to employ in-line systems, others have chosen to implement alternative approaches to disk media manufacturing.

INTEVAC'S STATIC MANUFACTURING APPROACH

     In 1982, Varian formed a business unit to design a disk sputtering system to address the inherent limitations of the in-line sputtering architecture. That business, acquired by Intevac in 1991, developed a single disk, multiple chamber static sputtering system, similar in concept to the single wafer processing machines used by the semiconductor industry. The Company's static systems differ from in-line systems in that static sputtering provides for deposition with no relative movement between the sputtering source and the disk being coated. Each disk is placed sequentially in fully isolated chambers in which various process steps are performed. The initial, first-generation static system, introduced in 1985, produced high performance disks but had low throughput compared with in-line systems. The Company's current, fourth-generation static system has a throughput of approximately 450 disks per hour, more than three times the throughput of the first-generation system. The Company believes this system is competitive with in-line systems on a cost per disk basis. The capability for making high performance disks has also been improved. For example, the current system has twelve process chambers compared to six chambers for the initial model. These improvements have led to a number of thin-film disk manufacturers adopting the static sputtering approach much as semiconductor manufacturers have moved away from batch processing systems to single wafer multiple chamber processing systems. The following drawing depicts the Company's MDP-250B static sputtering system:

                                      LOGO

     The Company's static sputtering system enables manufacturers to achieve high coercivities, high signal-to-noise ratios, minimal defects, high durability and high uniformity, all of which are necessary in the production of high performance, high areal density disks. Additionally, Intevac's static system allows the disk manufacturer to achieve low production costs through high yield, low equipment acquisition and operating costs, high uptime and low facilities costs.

     The key features and benefits of the Intevac static sputtering approach are:

     - Isolated process chambers. The Company's sputtering systems have isolated vacuum process chambers which can be separately controlled and optimized for each process step, enabling manufacturers to more efficiently achieve high levels of coercivity.

     - Single disk processing. Each disk substrate is individually processed under the same process parameters in the Company's system. Disk to disk repeatability is high in the Company's sputtering systems because every disk is subjected to nearly identical static process conditions, and the thin-film coating is uniform due to the cylindrical shape and other design features of the sputter sources.

     - Reduced contamination. In an Intevac system there is no pallet that is exposed to the atmosphere and then introduced into the process chambers; thus no absorbed gas on a pallet from outside the vacuum system can contaminate the sputtering process. The short time intervals between process steps further minimizes contamination of the disk surface and makes it possible for the Company's disk sputtering systems to produce thin-film disks with high coercivity.

     - Precise temperature control. Intevac's sputtering systems afford precise temperature control and rapid changes in substrate temperature. This permits optimization of the conditions for deposition of the magnetic film in order to achieve high coercivity, while creating different process conditions for the top coat deposition in order to maximize durability.

     - Rapid process development. The Company's systems permit rapid and precise change in process parameters. Stability of process conditions is achieved quickly, which significantly shortens process development time and new product qualification as well as disk production ramp up.

     - Cost-effective, high throughput. The Company's systems have short transport time intervals and high sputtering rates, which enable high disk production throughput. Intevac has designed its sputter sources for high target utilization; this feature, together with the ability to use either platinum or non-platinum alloy targets to produce high coercivity disks, significantly reduces operating costs.

     - Flexible manufacturing. The Company's multi-chamber, static systems fit well into relatively small scale production lines that can be installed, modified or expanded relatively quickly and comparatively inexpensively. This allows the disk manufacturer to incrementally change production levels and mix, to rapidly adapt manufacturing equipment to new product technology and to achieve fast production ramp up. The Company's static manufacturing systems thus allow the thin-film disk manufacturer to meet its customers' increasingly rapid time-to-market demands.

     - Reduced facilities costs. The Company's system occupies approximately 370 square feet of factory floor space, including less than 30 square feet of clean room space. A critical cost factor for disk manufacturers is clean room facility costs, which can cost several hundred dollars per square foot for initial construction and are very expensive to operate. The size of the Company's systems therefore reduces the cost of building and operating the manufacturing facilities.

     The Company has continuously introduced static sputtering systems that give manufacturers more control of the disk manufacturing process thereby allowing manufacturers to produce high performance high density disks. The advanced technology incorporated in the static system design has allowed

Intevac to meet the rapidly changing needs of the disk drive industry. For instance, the design of the Intevac system allows the manufacture of disks that can be used with psuedo-contact recording and magneto-resistive disk drive heads as well as the sputtering of thin-films onto alternative substrates.

STRATEGY

     The Company's primary objective is to be the industry leader in supplying disk sputtering equipment by providing disk sputtering systems which have both the highest overall performance and the lowest cost of ownership in the industry. Key elements of the Company's strategy include the following:

     Maintain Industry Leadership. The Company is a leading supplier of static sputtering systems for thin-film disk manufacturing. Intevac intends to maintain this leadership position while continuing to advance the role of static sputtering in the thin-film disk manufacturing industry.

     Advance Technology Leadership. The Company believes it is currently a technology leader in the design and manufacture of static sputtering systems for thin-film disks. The Company intends to leverage the static architecture of its products to enhance the functionality of its static sputtering systems through development of advanced process techniques, higher system performance and greater throughput, while lowering the overall cost of the sputtering process to disk manufacturers.

     Provide the Lowest Overall Cost of Ownership. The Company has focused and will continue to focus on providing to its customers sputtering systems and related disk manufacturing equipment with the lowest overall cost of ownership in the industry. The Company intends to achieve this goal by continuously seeking to improve system performance, throughput, uptime and product yield and by reducing costs related to operating and maintaining its systems.

     Leverage Strategic Customer Relationships. The Company's customers include many of the world's leading manufacturers of thin-film disks. The Company works and intends to continue to work closely with these customers to meet their current manufacturing needs, to develop future generations of disk sputtering systems and to improve fabrication processes and manufacturing costs while meeting performance expectations.

     Achieve High Level of Customer Service. The Company will continue to place a strong emphasis on quickly responding to customer needs and supporting each customer from the initial contact through the delivery, installation, ramp up and operation of the Company's equipment. The Company seeks to provide the industry's highest level of service to its customers.

     Minimize Manufacturing Cost. The Company's manufacturing strategy is to produce high quality, cost-effective systems and low cost replacement parts and to be able to respond effectively to changes in volume. To do this, the Company currently designs its products to use standard parts where possible. The Company performs manufacturing activities that add value or that require unique technology or specialized knowledge and, taking advantage of its Silicon Valley location, utilizes subcontractors to perform other manufacturing activities.

     Expand Product Offerings. The Company believes that significant opportunities exist in the thin-film disk manufacturing industry. It intends to acquire technologies or businesses that enable it to expand its current product offerings to thin-film disk manufacturers. In this regard, the Company made three acquisitions in the first six months of 1996. The Company acquired certain advanced sputter source technology and products; a company that sells lubrication equipment used in the manufacture of thin-film disks; and a company that sells contact stop/start test equipment for computer hard disk drives and drive components. In addition, Intevac believes that its expertise and technology may have applications other than for thin-film disk manufacturing and intends to expand its product offerings to other applicable markets through internal development or acquisitions of products or technologies. In this regard, the Company is currently developing products for the flat panel display industry.

PRODUCTS AND TECHNOLOGY

  HOW SPUTTERING WORKS

     Sputtering is a vacuum deposition process for creating thin uniform layers of very pure materials by bombarding a target of the desired material with energetic ions of a noble gas, usually Argon. The Argon ions strike the surface of the target with sufficient energy to dislodge atoms from the target and propel them away from the target surface. These dislodged atoms coat the surface of the substrate and form the desired film. Conditions for sputtering are achieved through the proper combination of vacuum level, electric field and magnetic field. The following diagram depicts the sputtering of a thin-film layer on a disk:

                                      LOGO

  THE MDP-250B DISK SPUTTERING SYSTEM

     The Company's principal product is the MDP-250B disk sputtering system, introduced in 1994, and is the fourth generation of the Company's "Magnetic Disk Processing" systems. The MDP-250B is fully automated, has 12 independent process stations and achieves throughput of approximately 450 disks per hour. Including sales by Varian prior to the acquisition, the Company has sold 80 MDP systems, of which 13 are MDP-250B systems. The Company's list prices for the MDP-250B range from $2.0 million to $4.0 million, depending upon configuration, with the most common configurations resulting in end user prices of $2.5 million to $3.0 million.

     The MDP-250B was designed by the Company to meet current requirements for the production of media and to provide the capability to meet future requirements. The MDP-250B is capable of producing disks with coercivity in excess of 2,500 Oe with or without a costly platinum based magnetic layer. In addition, the MDP-250B has the capability to sputter multi-layers (multiple magnetic layers with interspersed non-magnetic layers) onto alternative substrates (such as glass and ceramic), as well as conventional aluminum substrates, and also to make media with the appropriate characteristics for use with MR heads.

     The mechanical design of the MDP-250B has characteristics which are similar to the cluster tools which are widely used in semiconductor manufacturing since each process station is separately vacuum pumped and is vacuum isolated during processing. The MDP-250B does not require a carrier or pallet to transport disks through the system. Cassettes containing 25 substrates are automatically are moved one at a time to pedestals located on the rim of the disk transfer wheel. This wheel moves up and down and rotates, moving the disks sequentially into and out of the process chambers. When the wheel is in its up position, each process chamber is vacuum isolated from the transport chamber and from other process stations. The disks pass through up to 12 process stations, and are then placed in a cassette, which when full, moves into the exit load lock, from which it moves into the exit conveyor.

     The following drawing shows the transport mechanism designed into the MDP-250B disk sputtering system:

                                      LOGO

     Any number of process steps, up to 12, can be outfitted as the customer requires. The process station options include the direct current ("DC") or radio frequency ("RF") sputter process stations, an infrared substrate heating station, a gas conduction substrate cooling station and a sputter etch cleaning station. The Company designed its MDP-250B with twelve stations, more than current needs require, in order to support future, more complex manufacturing processes. The 12 independent process stations make it possible to produce disks with multi-layers, which reduce noise and thereby increase the signal to noise level of the data stream that is read from the disk. This permits higher recording density and data rates. Furthermore, process stations can be moved from any machine process position to any other to easily accommodate process changes.

     The sputtering sources have been designed to provide for high utilization of the target material thus reducing the cost of depositing the various thin films. The Company is currently redesigning its CM-GUN, the sputtering source currently used in the MDP-250B, to provide for greater target utilization and longer target life. The Company is planning to incorporate the ES-GUN sputtering source acquired from Cathode into the MDP-250B. The ES-GUN electrically sweeps plasma radially at the target which results in greater target utilization, longer target life and permits the deposition of two different materials sequentially in the same chamber. In addition, the Company is developing the RM-GUN sputtering source which uses a special rotating magnet assembly designed to achieve greater target utilization and longer target life for both magnetic and non-magnetic targets.

     MDP-250B operation is controlled by a computer program which displays commands and process information on a color monitor. A user interface is provided which allows an operator to monitor process and to access the programmable controller. A color display unit and a keyboard located in the clean room enable an operator or engineer to access the computer program to control deposition or other processes through appropriate menu choices, to monitor deposition data, or to call up certain access-protected service mode subroutines. A data logging feature of the system enables users to transmit to a host computer the values of the parameters existing at each process station, providing valuable quality control information.

     A "top coat" is sputtered onto the disk immediately over the magnetic recording layer to protect the recording layer from corrosion and mechanical damage due to head contact and to provide a surface condition that in conjunction with the lubrication layer minimizes "stiction," the tendency of the head to stick to the disk surface. The top coat is typically carbon or a carbon based substance. The Company believes that optimum deposition of carbon occurs at a lower temperature than is required for the magnetic layer. The MDP-250B incorporates a patented cooling station which permits the required reduction of disk temperature to be achieved within a few seconds. The Company believes that this feature plus the capability to sputter carbon in conjunction with hydrogen or nitrogen makes it possible for the MDP-250B to produce disks that are highly durable.

     The MDP-250B sputters 3 1/4 inch and smaller diameter disks. The Company is currently developing the MDP-250C sputtering system which will have all the features of the MDP-250B but will sputter 5 1/4 inch diameter disks.

  RELATED DISK MANUFACTURING AND TEST EQUIPMENT

     The Company has recently acquired two companies with product lines that complement the MDP-250B. In May 1996, the Company acquired San Jose Technology Corp. ("SJT"), a leading supplier of systems used to lubricate thin-film disks. Lubrication is the production step that typically follows disk sputtering in the manufacture of thin-film disks. During lubrication, a microscopic layer of lubricant is applied to the disk's surface to improve durability and reduce surface friction. SJT's products allow thin-film disk manufacturers to uniformly lubricate disks in a temperature controlled, low vibration, contamination free environment with a minimal amount of solvent loss. In June 1996, the Company acquired Lotus Technologies, Inc. ("Lotus"), a leading manufacturer of contact stop/ start ("CSS") test equipment for hard disk drives and drive components. The Lotus family of PC-based CSS test equipment performs precise measurements of disk wear, friction, stiction and start-stop torques related to the interface of the read-write head with the thin-film disk. The Company intends to use the Lotus expertise in head-disk interface and CSS testing to further improve the Company's disk sputtering and disk lubrication equipment.

  INTEVAC TECHNOLOGY AND SKILLS

     The design and fabrication of sputtering systems for thin film disk production requires a broad range of technologies and skills, including:

- - Sputtering processes              - Thermal systems design
- - Sputter source design             - Design of complex electromechanical systems
- - Thin film characterization        - Material transport systems and robotics
- - Vacuum system design              - Computer based control systems

     The Company's scientists and engineers are knowledgeable about disk manufacturing processes and work with the Company's customers to design hardware and software systems to meet the customers' requirements. The Company has a MDP-250B in its laboratories to run various process tests for customers to determine the suitability of the machine for their production process, and also for the Company's design engineering department to test newly designed process capabilities. The Company believes that its process expertise, and the ability to communicate with its customer's process scientists, gives it an important competitive advantage.

     The Company has the expertise to design apparatus for rapid, uniform substrate heating and cooling, substrate cleaning using glow discharge and sputter etch techniques, as well as both DC and RF sputtering. A particular area of Company expertise is computer modeling, as well as practical design of the electromagnetic magnetron sputtering sources which are at the heart of the system. The Company believes that the ability to control magnetic field strength using electromagnetic magnetrons is an advantage in maintaining tight process control. The Company's computer programs also are used to calculate the uniformity of sputtered film thickness and magnetic characteristics and the overall utilization of target materials.

NEW BUSINESS PROJECT: FPD MANUFACTURING EQUIPMENT

     In recent years, flat panel displays ("FPDs") have emerged as a display technology for a variety of applications such as PCs, workstations and video displays. The manufacture of several types of flat panel displays such as STN, AMLCD and FED require the use of a sputtering process to deposit thin-film layers of different materials onto a glass substrate.

     In 1992, after evaluating the dynamics of the FPD market and the technical requirements of meeting that market need, the Company initiated a program to develop a sputtering system for this market as the first step to enter this business area. The Company believes that the skills and technologies that it has developed for the thin-film disk manufacturing industry are directly applicable to the FPD manufacturing industry. These skills and technologies include its expertise and experience in sputtering, rapid heating, high vacuum, isolated process chambers and material handling. In addition, as with the thin-film disk manufacturing industry, the FPD industry involves providing complex, expensive capital equipment to a small number of customers worldwide.

     Since inception, the Company has invested approximately $8.6 million in the flat panel sputtering development effort, of which approximately half has been paid by Ebara Corporation ("Ebara"). The Company entered into its agreement with Ebara in September 1992. Under the agreement, as amended, Ebara has agreed to pay one-half of the development costs of the flat panel sputtering system, up to a maximum amount of $5.5 million, in exchange for joint ownership of the intellectual property rights, the exclusive right to manufacture flat panel sputtering systems in Japan and the exclusive right to market and sell such systems in the Far East. Under the agreement, the Company has retained the exclusive right to manufacture flat panel sputtering systems in the United States and the exclusive right to market and sell such systems in the United States and Europe. Each party is required to pay royalties to the other party on its flat panel sputtering system sales. The agreement expires five years following completion of the joint development project. The Company has not yet completed development of its flat panel sputtering systems.

     In 1994, the Company identified an additional opportunity in the FPD market. Certain advanced FPDs require amorphous silicon deposited on the substrate to be converted into poly-silicon. An effective way to accomplish this is to rapidly heat the amorphous silicon to a high temperature. In 1994, the Company acquired certain assets of Aktis Corporation and certain patents from Baccarat Electronics, Inc. and continued a project to develop a rapid thermal processing ("RTP") system for converting amorphous silicon into poly-silicon. The Company has sold two RTP systems. Also in 1994, ARPA awarded the Company a contract to develop an "All Sputtered Thin Film Transistor."

     The Company currently has contracts with ARPA providing for maximum funding over the lives of the contracts of approximately $3.3 million. As of March 30, 1996, the cumulative billings were approximately $1.1 million, unspent backlog under these contracts was approximately $1.3 million and approximately $0.9 million had not yet been funded under the contracts. In 1995, the Company spent $4.6 million on research and development, which included $2.5 million that was spent on research and development related to the Company's FPD efforts. Of the amounts spent on FPD projects during

1995, approximately 72% of the funding was provided by customer sponsored research and development contracts and/or cost sharing agreements.

     The Company has limited experience in the development, manufacture, sale and marketing of flat panel display manufacturing equipment, having sold only two RTP systems to date and having not yet completed development of its FPD sputtering system. There can be no assurance that the market for flat panel display manufacturing equipment targeted by the Company will develop as quickly or to the degree the Company currently anticipates, or that the Company's proposed FPD manufacturing equipment will achieve customer acceptance or that the Company will achieve any net revenues from the sale of its proposed FPD manufacturing equipment. There can be no assurance the Company will receive additional customer sponsored research and development funding in the future. The failure to receive additional customer sponsored research and development funds could result in the Company internally funding the development of such FPD manufacturing equipment, and the costs of such research and development may have a material adverse effect on the Company's results of operations. There can be no assurance that the Company in any event will continue to fund research and development in the of FPD area. See "Risk Factors -- Flat Panel Display Manufacturing Equipment Risks."

SALES CHANNEL, CUSTOMERS AND MARKETING

     The selling process for the Company's products is often a multi-level and long-term process involving individuals from marketing, engineering, operations, customer service and senior management. The process is lengthy and involves making sample thin-film disks for the prospective customer and responding to individual needs for moderate levels of machine customization. The Company sells and markets its products directly in the United States, and through exclusive distributors in Japan (Matsubo), Taiwan (Scientek) and Korea (Chung Song). The Company has established a subsidiary in Singapore to support its customers in Southeast Asia. The Company is also in the process of increasing its sales and marketing efforts by expanding its marketing and technical support staff. See "Risk Factors -- Management of Expanding Operations."

     Historically, a significant portion of the Company's revenues in any particular period have been attributable to sales to a limited number of customers. For example, Western Digital, Matsubo and Trace accounted for 21%, 14% and 11%, respectively, of the Company's total net revenues during 1993, and Trace, Matsubo, Seagate, Varian Associates and Komag accounted for 25%, 15%, 13%, 12% and 10%, respectively, of the Company's total net revenues during 1994. Seagate, HMT Technology and Matsubo accounted for 40%, 20% and 17%, respectively, of the Company's total net revenues during 1995. International sales accounted for 32% of revenue in 1993, 40% in 1994, and 20% in 1995. The Company expects that international sales will continue to be a significant portion of its revenues in the foreseeable future.

     Intevac sells static sputtering systems to both captive and merchant thin-film disk manufacturers. Captive thin-film disk manufacturers produce disks to be used in disk drives they manufacture, and merchant thin-film disk manufacturers produce disks to be included in disk drives manufactured by third parties. Since 1991 Intevac systems have been installed for or ordered by the following customers:

Akashic Memories
Fuji Electric
Hitachi
HMT Technology
IBM
Komag
Mitsubishi
Seagate
Trace
Western Digital

     The Company participates in trade shows, publishes articles, makes presentations at technical meetings, participates in industry trade groups and consortiums, and distributes promotional literature. See "Risk
Factors -- Customer Concentration" and "-- Limited Number of Opportunities."

CUSTOMER SUPPORT

     Since media production lines are often operated 24 hours per day, seven days per week, continuing service support is of vital importance and thus the Company provides process and applications support, customer training, installation and start-up assistance and emergency service support to its customers. Over the past 18 months the Company has taken several steps to substantially improve customer support including expanding the training program, increasing the number of service engineers, adding product support engineering capability, reducing delivery times for spare parts and providing 24 hour per day response.

     Process and applications support is provided by equipment process scientists who have access to a dedicated MDP-250B in the Company's applications laboratory, and who also visit customers at their plants to assist in process development projects.

     The Company conducts training classes for process scientists, machine operators and machine service personnel. Additional training is also given during the machine installation.

     Installation and start up of the sputtering systems are provided within the United States by the Intevac customer service organization. This group also assists with the installation and start up of sputtering systems in overseas locations as required.

     The Company provides a standard warranty for up to twelve months from customer acceptance or 2,000 hours of operation, whichever occurs first. During this warranty period any necessary non-consumable parts are supplied and installed. Currently the Company has seven full time trained servicemen to provide service to United States customers. Overseas service is provided by the Company's distributor and representatives using personnel who have received training at Intevac. Intevac stocks consumables and spare parts to support the installed base of systems. These parts are available on a 24 hour per day basis. Intevac distributors provide a similar service for overseas customers.

     Consistent with the Company's strategy to provide the industry's highest level of service to its customers, the Company is currently establishing operations in Singapore. The subsidiary Intevac is establishing in Singapore will provide customer training, installation, start-up assistance, spare parts and service support to customers in Southeast Asia.

BACKLOG

     The Company's backlog was $45.6 million and $25.2 million at March 30, 1996 and April 1, 1995, respectively. The Company includes in its backlog only those customer orders for systems, component parts and contract research and development for which it has accepted signed purchase orders with assigned delivery dates. In the case of a cancellation of a system order, the Company's system sales contracts generally provide for a non-refundable deposit, depending upon when the order is cancelled, typically 30%. The equipment requirements for thin-film disk manufacturers cannot be determined with accuracy, and therefore the Company's backlog at any certain date may not be indicative of future demand for the Company's manufacturing systems. See "Risk Factors -- Customer Concentration."

     Due to recent increases in demand, the average time between order and shipment of the Company's systems may increase substantially in the future. The Company's ability to quickly increase its manufacturing capacity in response to short-term increases in demand, if any, could be limited given the complexity of the manufacturing process, the lengthy lead times necessary to obtain critical components and the need for highly skilled personnel. The failure of the Company to satisfy any such short-term increases in demand and to keep pace with customer demand would lead to further extensions of delivery times, which could deter customers from placing additional orders, and could adversely affect product quality, which could have a materially adverse effect on the Company's business, financial condition and results of operations. See "Risk
Factors -- Manufacturing Risks."

RESEARCH AND DEVELOPMENT

     The disk drive industry in general, and the thin film disk manufacturing industry in particular, are characterized by rapid technological change and evolving industry standards. The Company has invested substantial amounts in research and development for its disk sputtering systems and flat panel display manufacturing equipment. The Company's research and development expenses in 1993, 1994, 1995 and the first three months of 1996 were $3.1 million, $3.5 million, $2.6 million, and $1.4 million respectively, and represented 14.0%, 17.2%, 6.1% and 9.1%, respectively, of net revenues. Research and development expenses do not include costs of $1.1 million, $2.0 million and $0.9 million that were incurred by the Company in 1995, 1994 and 1993, respectively, reimbursed under the terms of a research and development cost sharing agreement with the Company's Japanese development partner. In addition, research and development expenses do not include expenditures in connection with contract research and development activities since these are charged to cost of sales.

     The Company expects to continue an active development program to make sputter system improvements to increase machine throughput, add additional capabilities that will improve disk performance, permit optimum utilization of alternative substrates, lower cost of ownership and respond to future market requirements. The Company's ability to remain competitive has required and will continue to require substantial investments in research and development to advance its technologies. The failure to develop, manufacture and market new systems, or to enhance existing systems, would have a material adverse effect on the Company's business, financial condition and results of operations. In the past, the Company has experienced delays from time to time in the introduction of, and certain technical difficulties with, certain of its systems and enhancements. In addition, the Company's competitors can be expected to continue to develop and introduce new and enhanced products, any of which could cause a decline in market demand for the Company's systems or a reduction in the Company's margins as a result of intensified price competition. With respect to the Company's research and development activities related to flat panel display manufacturing equipment, See "-- New Business Project: FPD Manufacturing Equipment." See also, "Risk Factors -- Flat Panel Display Manufacturing Equipment Risks."

     Changes in the manufacturing processes for thin-film disks could also have a material adverse effect on the Company's business, financial condition and results of operations. The Company anticipates continued changes in the requirements of the disk drive industry and thin-film disk manufacturing technologies. There can be no assurance that the Company will be able to develop, manufacture and sell systems that respond adequately to such changes. In addition, the data storage industry is subject to constantly evolving technological standards. There can be no assurance that future technological innovations will not reduce demand for thin-film disks. The Company's business, financial condition and results of operations could be materially adversely affected by any trend toward technology that would replace thin-film disks as a storage medium.

     The Company's success in developing and selling new and enhanced systems depends upon a variety of factors, including accurate prediction of future customer requirements, technology advances, cost of ownership, introduction of new products on schedule, cost-effective manufacturing and product performance in the field. The Company's new product decisions and development commitments must anticipate the requirements for the continuously evolving disk drive industry approximately two or more years in advance of sales. Any failure to accurately predict customer requirements and to develop new generations of products to meet those requirements would have a sustained material adverse effect on the Company's business, financial condition and results of operations. New product transitions could adversely affect sales of existing systems, and product introductions could contribute to quarterly fluctuations in operating results as orders for new products commence and orders for existing products decline. There can be no assurance that the Company will be successful in selecting, developing, manufacturing and marketing new products or enhancements of existing products. See "Risk Factors -- Rapid Technological Change."

MANUFACTURING

     Substantially all of the Company's manufacturing is conducted at its headquarters facility in Santa Clara, California. The Company's manufacturing operations include electromechanical assembly, mechanical and vacuum assembly, fabrication of the sputter sources, and system assembly, alignment and testing. The Company makes extensive use of the infrastructure serving the semiconductor equipment business. The Company purchases vacuum pumps, valves, instrumentation and fittings, power supplies, printed wiring board assemblies, computers and control circuitry and specialized mechanical parts made by forging, machining and welding. The Company has a well-equipped fabrication center that is capable of producing most of the fabricated metal parts. This capability is used primarily for quick reaction requirements for design work or to cover shortages and most of the parts required for production are purchased from outside suppliers.

     The Company's manufacturing strategy is to produce high quality, cost-effective systems and low cost replacement parts and to be able to respond effectively to changes in volume. To do this, the Company currently designs its products to use standard parts where possible. The Company performs manufacturing activities that add value or that require unique technology or specialized knowledge and, taking advantage of its Silicon Valley location, utilizes subcontractors to perform other manufacturing activities.

     In certain instances, the Company is dependent upon a sole supplier or a limited number of suppliers, or has qualified only a single or limited number of suppliers, for certain complex components or sub-assemblies utilized in its products. In addition, the Company makes extensive use of suppliers serving the semiconductor equipment business and such suppliers may choose to give priority to their semiconductor equipment customers that are much larger than the Company. Any prolonged inability to obtain adequate deliveries could require the Company to pay more for inventory, parts and other supplies, seek alternative sources of supply, delay its ability to ship its products and damage relationships with current and prospective customers. Any such delay or damage could have a material adverse effect on the Company's business, financial condition and results of operations.

     The Company's systems have a large number of components and are highly complex. The Company may experience delays and technical and manufacturing difficulties in future introductions or volume production of new systems or enhancements. In addition, some of the systems built by the Company must be customized to meet individual customer site or operating requirements. The Company has limited manufacturing capacity and may be unable to complete the development or meet the technical specifications of its new systems or enhancements or to manufacture and ship these systems or enhancements in a timely manner. Such an occurrence would materially adversely affect the Company's business, financial condition and results of operations as well as its relationships with customers. In addition, the Company may incur substantial unanticipated costs early in a product's life cycle, such as increased cost of materials due to expediting charges, other purchasing inefficiencies and greater than expected installation and support costs which cannot be passed on to the customer. Any of such events could materially adversely affect the Company's business, financial condition and results of operations. See "Risk
Factors -- Manufacturing Risks."

COMPETITION

     The Company believes that the principal competitive factors are system performance and features, reliability and uptime, overall cost of ownership and customer support. The Company believes that it competes favorably with respect to each of these factors. The Company believes it is the principal United States-based supplier of sputtering systems for thin-film disks.

     The Company experiences intense competition worldwide from three principal competitors, Ulvac, Leybold and Anelva, each of which is a large manufacturer of complex vacuum equipment and thin-film disk manufacturing systems and has sold a substantial number of thin-film disk sputtering machines worldwide. Leybold is a manufacturer of static and in-line sputtering systems, Ulvac is a manufacturer of in-line systems and Anelva is a manufacturer of static systems, and each has substantially greater financial, technical, marketing, manufacturing and other resources than the Company. The Company also experiences competition from other manufacturers of in-line sputtering systems used in thin-film disk fabrication facilities as well as the manufacturers of thin-film disks that have developed the capability to manufacture their own sputtering systems. There can be no assurance that the Company's competitors will not develop enhancements to, or future generations of, competitive products that will offer superior price or performance features or that new competitors will not enter the Company's markets and develop such enhanced products. Furthermore, the failure of manufacturers of thin-film disks currently using in-line machines and manufacturers using internally developed sputtering systems to switch to static sputtering systems in the future could adversely affect the Company's ability to increase its sputtering system market share.

     In addition, the Company's three principal competitors are based in foreign countries and have cost structures and system prices based on foreign currencies. Accordingly, currency fluctuations could cause the Company's dollar-priced products to be less competitive than its competitors' products priced in other currencies. Currency fluctuations could also increase the Company's cost structure relative to those of its competitors, which could make it more difficult for the Company to maintain its competitiveness.

     Given the lengthy sales cycle and the significant investment required to integrate a disk sputtering system into the manufacturing process, the Company believes that once a thin-film disk manufacturer has selected a particular supplier's disk sputtering equipment, the manufacturer generally relies upon that equipment for the specific production line application and frequently will continue to purchase its other disk sputtering equipment from the same supplier. The Company expects to experience difficulty in selling to a particular customer for a significant period of time if that customer selects a competitor's disk sputtering equipment. Accordingly, competition for customers in the disk sputtering equipment industry is particularly intense, and suppliers of disk sputtering equipment may offer pricing concessions and incentives to attract new customers, which could adversely affect the Company's business, financial condition and results of operations. Because of these competitive factors, there can be no assurance that the Company will be able to compete successfully in the future.

PATENTS AND INTELLECTUAL PROPERTY

     The Company places a high value on intellectual property and has an active program to seek patent coverage for discoveries and designs that are believed to have significant value. The Company recognizes patentable inventions by employees through incentive payments to inventors. The Company currently has 23 patents issued in the United States, and has patent applications in the United States and foreign countries. Of the 23 patents, seven relate to sputtering, 11 relate to RTP, one relates to lubrication and four relate to other areas not in Intevac's mainstream business. The Company has the right to utilize certain patents under licensing arrangements with Litton Industries, Varian Associates, Stanford University, Lawrence Livermore Laboratories and Alum Rock Technology.

     There can be no assurance that any of the Company's patent applications will be allowed or that any of the allowed applications will be issued as patents. There can be no assurance that any patent owned by the Company will not be invalidated, deemed unenforceable, circumvented or challenged, that the rights granted thereunder will provide competitive advantages to the Company or that any of the Company's pending or future patent applications will be issued with claims of the scope sought by the Company, if at all. Furthermore, there can be no assurance that others will not develop similar products, duplicate the Company's products or design around the patents owned by the Company. In addition, there can be no assurance that foreign patent rights, intellectual property laws or the Company's agreements will protect the Company's intellectual property rights. Failure to protect the

Company's intellectual property rights could have a material adverse effect upon the Company's business, financial condition and results of operations.

     There have also been substantial amounts of litigation in the technology industry regarding intellectual property rights. The Company has from time to time received claims that it is infringing third parties' intellectual property rights. In August 1993, Rockwell International Corporation ("Rockwell") sued the Federal government alleging infringement of certain patent rights with respect to the contracts the Federal government has had with a number of companies, including Intevac. The Federal government has notified Intevac that it may be liable to the Federal government in connection with contracts for certain products from the Company's discontinued night vision business. Although the Company believes it will have no material liability to the Federal government under these contracts, there can be no assurance that the resolution of the claims by Rockwell with the Federal government will not have a material adverse effect on the Company's business, operating results and financial condition. In addition, the Company has recently become aware that a third party has sent correspondence to a consortium, of which the Company is a party, in a proposed government sponsored research and development program claiming that the work to be done under this program may infringe patents owned by third party. The Company and its subcontractors have reviewed the correspondence and patents and believe these claims are without merit; however, there can be no assurance that litigation will not result from such development program. There can be no assurance that other third parties will not in the future claim infringement by the Company with respect to current or future patents, trademarks or other proprietary rights relating to the Company's disk sputtering systems, flat panel display manufacturing equipment or other products. Any present or future claims, with or without merit, could be time-consuming, result in costly litigation, cause product shipment delays or require the Company to enter into royalty or licensing agreements. Such royalty or licensing agreements, if required, may not be available on terms acceptable to the Company, or at all. Any of the foregoing could have a material adverse effect upon the Company's business, operating results and financial condition. In addition, the Company believes that one of its competitor's may be infringing the Company's patent rights in connection with products currently being offered by this competitor. Although the Company has not undertaken formal legal proceedings, the Company has informed its competitor that the Company believes its patents are being infringed and that the Company may undertake litigation to protect its patent rights if necessary. If undertaken, such litigation could be expected to be costly, time-consuming and result in legal claims being made against the Company. This could have a material adverse effect on the Company's business, operating results and financial condition, and, in addition, there could be no assurance that the Company would ultimately prevail in any such litigation. See "Risk
Factors -- Patents and Other Intellectual Property."

EMPLOYEES

     At March 30, 1996, the Company had 193 employees, 11 of whom are contract employees. 187 of these employees are located in California, with 51 in research and development, 87 in manufacturing, and 49 in administration, customer support and marketing. The Company also has 6 employees at its operation in Singapore.

     The Company believes that it has good relations with its employees. None of the Company's employees is represented by a labor union, and the Company has never experienced a work stoppage. The Company believes that attracting and motivating skilled technical talent is vital to its success. See "Risk
Factors -- Management of Expanding Operations" and " -- Dependence on Key Employees."

FACILITIES

     The Company leases all of its facilities, including approximately 90,000 square feet in Santa Clara, California. These buildings house the manufacturing, research and development, marketing and administration, and the Company's headquarters offices. The lease for these buildings expires in June 1999. The Company has an option to extend the lease with respect to 44,000 square feet for an additional five-year period, with a monthly base rent to be negotiated by the Company and the lessor.

If the Company and the lessor are unable to reach agreement with respect to such monthly base rent, the monthly base rent for the extension will be determined by an appraisal process set forth in the lease.

     The Company leases a 5,000 square-foot building in Rocklin, California. This building houses the RTP business. This lease expires in January 1997. The Company has an option to extend the lease for an additional three-year period, with a monthly base rent equal to its current base rent plus 5% per year. The Company is currently evaluating the extension of this lease while also reviewing alternate sites for its RTP Business.

     The Company leases a facility of approximately 2,400 square feet in Singapore to house the Singapore customer support organization. This lease expires in December 1997. The Company has an option to extend the lease for an additional two years at market rates.

     The Company believes that its current facilities are suitable and adequate for its current and foreseeable operations. The Company currently operates with one full manufacturing shift and one partial manufacturing shift and has sufficient manufacturing capacity to produce 4-5 sputtering systems per month without material capital expenditures. The Company believes that it currently has sufficient productive capacity to meet its needs for at least the next 12 months and does not currently anticipate incurring any material capital expenditures during the next 12 months in order to increase its productive capacity for its disk sputtering production facility.

ENVIRONMENTAL REGULATIONS

     The Company is subject to a variety of governmental regulations relating to the use, storage, discharge, handling, emission, generation, manufacture, treatment and disposal of toxic or other hazardous substances, chemicals, materials or waste. Any failure to comply with current or future regulations could result in substantial civil penalties or criminal fines being imposed on the Company or its officers, directors or employees, suspension of production, alteration of its manufacturing process or cessation of operations. Such regulations could require the Company to acquire expensive remediation or abatement equipment or to incur substantial expenses to comply with environmental regulations. Any failure by the Company to properly manage the use, disposal or storage of, or adequately restrict the release of, hazardous or toxic substances could subject the Company to significant liabilities. See "Risk Factors -- Environmental Regulations."

                                   MANAGEMENT

DIRECTORS, EXECUTIVE OFFICERS AND KEY EMPLOYEES

     The directors, executive officers and key employees of the Company, and their ages as of May 31, 1996, are as follows:

          NAME             AGE                              POSITION
- -------------------------  ---   --------------------------------------------------------------
Directors and Executive
  Officers:
Norman H. Pond...........  57    Chairman of the Board, President and Chief Executive Officer
Charles B. Eddy III......  45    Vice President, Finance and Administration, Chief Financial
                                 Officer, Treasurer and Secretary
Robert D. Hempstead......  52    Chief Operating Officer and General Manager of the Vacuum
                                 Systems Division
John R. Dougery(1)(2)....  56    Director
Edward Durbin(1).........  68    Director
David N. Lambeth.........  49    Director
H. Joseph Smead(2).......  70    Director
Key Employees:
Verle W. Aebi............  41    Vice President and General Manager of the Advanced Technology
                                 Division
Daniel E. Gentry.........  49    Vice President, Sales and Marketing
John Lester Hughes.......  57    Vice President, Engineering
Stephen A. Campano III...  35    Customer Service Manager
Timothy E. Justyn........  33    Operations Manager
Carlos E. Rodriguez......  40    Systems Engineering Manager

- ---------------
(1) Member of Audit Committee

(2) Member of Compensation Committee

     Mr. Pond is a founder of the Company and has served as Chairman of the Board, President and Chief Executive Officer since February 1991. Before joining the Company, from 1988 to 1990, Mr. Pond served as President and Chief Operating Officer of Varian Associates, Inc. ("Varian"), a publicly held manufacturer of semiconductor, communication, defense and medical products where he was responsible for overall management of Varian's operations. From 1984 to 1988, Mr. Pond was President of Varian's Electron Device and Systems Group and became a Director of Varian in 1986. Prior to joining Varian, Mr. Pond was employed by Teledyne, a diversified electronics company, from 1963 to 1984 where he served in various positions, including as Group Executive. Mr. Pond holds a B.S. in physics from the University of Missouri and an M.S. in physics from the University of California at Los Angeles.

     Mr. Eddy has served as Vice President, Finance and Administration, Chief Financial Officer, Treasurer and Secretary of the Company since April 1991. Mr. Eddy served as Chief Financial Officer of Videonics, Inc., a manufacturer of consumer video editing equipment, from 1987 to 1991 and served as Chief Financial Officer of Parallel Computers, Inc., a startup computer company, from 1983 to 1987. Mr. Eddy was with Intel Corporation, a publicly held manufacturer of semiconductor products, from 1974 to 1983 where he served in a variety of positions, including controller and plant manager. Mr. Eddy holds a B.S. in engineering science from the University of Virginia and an M.B.A. from Dartmouth College.

     Dr. Hempstead has served as Chief Operating Officer and General Manager of the Vacuum Systems Division of the Company since April 1996. Before joining the Company, Dr. Hempstead served as Executive Vice President of Censtor Corp., a manufacturer of computer disk drive heads and disks, from November 1994 to February 1996. He was a self-employed consultant from 1989 to November 1994. Dr. Hempstead holds a B.S. and M.S. in electrical engineering from the Massachusetts Institute of Technology and a Ph.D. in physics from the University of Illinois.

     Mr. Dougery has served as a Director of the Company since February 1991. Mr. Dougery has been a general partner of Dougery & Wilder, a venture capital firm, since 1981. Mr. Dougery currently serves as a director of Printronix and In Focus Systems, both publicly held companies, as well as several privately held technology companies. Mr. Dougery holds an A.B. in mathematics from the University of California at Berkeley and an M.B.A. from Stanford University Graduate School of Business.

     Mr. Durbin has served as a Director of the Company since February 1991. Mr. Durbin has been a Senior Vice President of Kaiser Aerospace and Electronics Corporation ("Kaiser"), a privately held manufacturer of electronic and electro-optical systems, responsible for marketing and business development since joining Kaiser in 1975. Mr. Durbin currently serves as a director for all of Kaiser's subsidiaries. Mr. Durbin holds a B.S. in electrical engineering from The Cooper Union and an M.S. in electrical engineering from the Polytechnic Institute of Brooklyn.

     Dr. Lambeth has served as a Director of the Company since May 1996. Dr. Lambeth has been Professor of electrical and computer engineering and Associate Director of the Data Storage Systems Center at Carnegie Mellon University since 1989. Since 1988, Dr. Lambeth has been the owner of Lambeth Systems, an engineering consulting firm. From 1973 to 1988, Dr. Lambeth worked at Eastman Kodak Company's Research Laboratories, most recently as the head of the Magnetic Materials Laboratory. Dr. Lambeth holds a B.S. in electrical engineering from the University of Missouri and a Ph.D. in physics from the Massachusetts Institute of Technology.

     Dr. Smead has served as a Director of the Company since February 1991. Dr. Smead has been President of Kaiser since joining Kaiser in 1974. Since 1977, Dr. Smead has been President and Chairman of the Board of Directors of K Systems, Inc., Kaiser's parent company. Dr. Smead currently serves as Chairman of the Board of Directors of Kaiser and as a director for all of Kaiser's subsidiaries. Dr. Smead holds a B.S. in electrical engineering from the University of Colorado, an M.S. in electrical engineering from the University of Washington and a Ph.D. in electrical engineering from Purdue University.

     Mr. Aebi has served as General Manager of the Advanced Technology Division of the Company since May 1995 and was elected as a Vice President of the Company in September 1995. From 1988 through 1994, Mr. Aebi was the Engineering Manager of the Company's night vision business, where he was responsible for new project development in the areas of advanced photocathodes and image intensifiers. Mr. Aebi holds a B.S. in physics and an M.S. in electrical engineering from Stanford University.

     Mr. Gentry has served as Marketing Manager of the Vacuum Systems Division of the Company since March 1991 and was elected as a Vice President, Sales and Marketing of the Company in September 1995. Before joining the Company, from 1988 to 1991, Mr. Gentry served as Vice President, Marketing and Sales at Exclusive Design Company, a private manufacturer of hard disk texturing systems, where he developed the overseas sales and distribution system and directed the domestic sales and marketing activities. Mr. Gentry holds a B.S. and M.S. in electrical engineering from the Massachusetts Institute of Technology and an M.B.A. from Harvard University.

     Mr. Hughes has served as Engineering Manager of the Vacuum Systems Division of the Company since February 1991 and was elected as a Vice President of the Company in September 1995. Before joining the Company, from 1984 through 1991, Mr. Hughes served as Engineering Manager of the vacuum systems business of Varian where he was responsible for the management of research and development and engineering of disk sputtering systems. Mr. Hughes holds a B.A. in physics from San Francisco State University.

     Mr. Campano has served as Customer Service Manager of the Company since August 1995 and previously served as Manufacturing Manager and Product Manager of Intevac's night vision business since joining the Company in 1991. Currently Mr. Campano is responsible for all of the Company's customer service activities, including field service engineering, product support engineering, training and spare parts support. Before joining the Company, from 1987 to 1991 Mr. Campano held various management positions with Varian, including Quality Engineer Manager and Quality Assurance Manager. Mr. Campano holds a B.S. in mechanical engineering from the United States Military Academy.

     Mr. Justyn has served as Operations Manager of the Company since July 1995, where he is responsible for manufacturing and materials. From 1984 to 1995, Mr. Justyn held various positions in Intevac's night vision business including Engineering Manager, Environmental Health and Safety Manager, Manufacturing Business Manager and New Product Development Manager. Mr. Justyn holds a B.S. in chemical engineering from the University of California at Santa Barbara.

     Mr. Rodriguez has served as Systems Engineering Manager of the Company since February 1991, where he is responsible for managing new systems development and ongoing engineering activity. Before joining the Company, from 1984 to 1991 Mr. Rodriguez held various positions at Varian's vacuum systems business including design engineer and project engineer and was part of the team that manufactured the first MDP disk sputtering system in 1984. Mr. Rodriguez holds a B.S. in mechanical engineering from the University of Pernambuco, Brazil.

DIRECTOR COMPENSATION

     Directors of the Company do not receive compensation for services provided as a director. The Company also does not pay compensation for committee participation or special assignments of the Board of Directors. However, all directors are eligible to receive option grants under the Discretionary Option Grant Program, and non-employee directors receive periodic option grants under the Automatic Option Grant Program, of the 1995 Stock Option/Stock Issuance Plan. See "-- 1995 Stock Option/Stock Issuance Plan."

SUMMARY OF EXECUTIVE COMPENSATION

     The following table provides certain summary information concerning the compensation earned for the 1995, 1994 and 1993 fiscal years, as applicable, by
(i) the Company's Chief Executive Officer and (ii) each of the two other executive officers of the Company whose compensation was in excess of $100,000 for the 1995 fiscal year. Such individuals will be hereafter referred to as the Named Executive Officers.

                                                                         LONG-TERM
                                                                        COMPENSATION
                                                                           AWARDS
                                                                        ------------
                                                                         NUMBER OF
                                        ANNUAL COMPENSATION              SECURITIES
                                 ----------------------------------      UNDERLYING         ALL OTHER
  NAME AND PRINCIPAL POSITION    YEARS      SALARY(1)        BONUS        OPTIONS        COMPENSATION(2)
- -------------------------------  -----     ------------     -------     ------------     ---------------
Norman H. Pond.................   1995       $279,990         --           193,333           $ 2,741
  President and Chief             1994        240,000         --            --                 2,460
  Executive Officer               1993        239,423         --            --                 1,700
Charles B. Eddy III............   1995        127,691       $25,000         83,332             1,011
  Vice President, Finance and     1994        115,774        15,000         10,000               886
  Administration, Chief           1993        107,692        10,000          6,666               118
     Financial
  Officer, Treasurer and
  Secretary
William C. Johnson(3)..........   1995        150,000        20,000         66,666             1,102
  Vice President and              1994         57,552        20,000         50,000               135
  General Manager of the          1993         --             --            --               --
  Vacuum Systems Division

- ---------------
(1) Includes salary deferral contributions to the Company's 401(k) Plan.

(2) The indicated amount for each Named Executive Officer is comprised of the contributions made by the Company on behalf of such individual to the Company's 401(k) Plan which match part of such officer's salary deferral contributions to that plan, plus the cost of any life insurance in excess of $50,000 paid by the Company.

(3) Mr. Johnson left the position of Vice President and General Manager of the Vacuum Systems Division in 1996 and was replaced by Dr. Hempstead.

STOCK OPTION GRANTS

     The following table contains information concerning the stock option grants made to each of the Named Executive Officers during the 1995 fiscal year. Except for the limited stock appreciation rights described in footnote (1) below, no stock appreciation rights were granted to those individuals during such year.

                                                                                      POTENTIAL REALIZABLE
                                            INDIVIDUAL GRANTS(1)                     VALUE AT ASSUMED ANNUAL
                           -------------------------------------------------------            RATES
                           NUMBER OF     PERCENT OF                                      OF STOCK PRICE
                           SECURITIES   TOTAL OPTIONS     EXERCISE                      APPRECIATION FOR
                           UNDERLYING    GRANTED TO          OR                          OPTION TERM(3)
                            OPTIONS     EMPLOYEES IN     BASE PRICE     EXPIRATION   -----------------------
          NAME              GRANTED         1995        PER SHARE(2)       DATE         5%           10%
- -------------------------  ----------   -------------   -------------   ----------   --------     ----------
Norman H. Pond...........    193,333         27.3%          $6.00         08/06/05   $729,517     $1,848,738
Charles B. Eddy III......     16,666          2.4            2.17         06/29/05     22,797         57,771
                              66,666          9.4            6.00         08/06/05    251,555        637,491
William C. Johnson.......     16,666          2.4            2.17         06/29/05     22,797         57,771
                              50,000          7.1            6.00         08/06/05    188,668        478,123

- ---------------
(1) Each option, with the exception of Mr. Pond's option to purchase 83,333 shares, is immediately exercisable for all of the option shares. However, any shares purchased under the option will be subject to repurchase by the Company, at the original exercise price paid per share, upon the optionee's cessation of service with the Company prior to vesting in those shares. The option shares will vest in a series of five
    (5) successive equal annual installments upon the optionee's completion of each year of service over the five (5) year period measured from the grant date. In addition, the option shares will vest in full upon an acquisition of the Company by merger or asset sale, unless the options are assumed by the acquiring entity and the Company's repurchase right with respect to the option shares is transferred to the acquiring entity. Each option has a maximum term of 10 years measured from the option grant date, subject to earlier termination following the optionee's cessation of service with the Company. Each option also includes a limited stock appreciation right which provides the optionee with a right, exercisable upon the successful completion of a hostile tender offer for forty percent (40%) or more of the Company's outstanding voting securities, to surrender the option to the Company, to the extent the option is at that time exercisable for vested shares, in return for a cash distribution per surrendered option share equal to the excess of (i) the highest price per share of Common Stock paid in the hostile tender offer over (ii) the option exercise price payable per share.

(2) The exercise price may be paid in cash, in shares of the Company's Common Stock valued at fair market value on the exercise date or through a cashless exercise procedure involving a same-day sale of the purchased shares. The Company may also finance the option exercise by loaning the optionee sufficient funds to pay the exercise price for the purchased shares, plus any Federal and state income tax liability incurred by the optionee in connection with such exercise.

(3) There can be no assurance provided to any executive officer or any other holder of the Company's securities that the actual stock price appreciation over the 10-year option term will be at the 5% and 10% assumed annual rates of compounded stock price appreciation or at any other defined level. Unless the market price of the Common Stock appreciates over the option term, no value will be realized from the option grant made to the Named Executive Officer.

AGGREGATED OPTION EXERCISES AND YEAR-END OPTION VALUES

     The following table sets forth information concerning option exercises and option holdings for the 1995 fiscal year by each of the Named Executive Officers. Except for the limited stock appreciation rights described in footnote
(1) to the table in "-- Stock Option Grants" above, no stock appreciation rights were exercised during such year or were outstanding at the end of that year.

                                                                         NUMBER OF
                                                                         SECURITIES           VALUE OF
                                                                         UNDERLYING          UNEXERCISED
                                                                        UNEXERCISED         IN-THE-MONEY
                                                                      OPTIONS/SARS AT      OPTIONS/SARS AT
                                                                      FISCAL YEAR-END      FISCAL YEAR-END
                               NUMBER OF                              ----------------     ---------------
                            SHARES ACQUIRED                             EXERCISABLE/        EXERCISABLE/
          NAME                ON EXERCISE       VALUE REALIZED(1)     UNEXERCISABLE(2)     UNEXERCISABLE(3)
- ------------------------    ---------------     -----------------     ----------------     ---------------
Norman H. Pond..........        385,999             $ 781,648           126,669/66,664     $ 79,168/$41,665
Charles B. Eddy III.....         16,666                 5,999            27,291/56,041      80,805/ 35,025
William C. Johnson......        --                   --                  75,833/40,833     302,393/ 25,520

- ---------------
(1) Equal to the fair market value of the purchased shares on the option exercise date less the exercise price paid for those shares.

(2) For options that are immediately exercisable for all the option shares, any shares purchased under those options will be subject to repurchase by the Company, at the original exercise price paid per share, upon the optionee's cessation of service with the Company prior to vesting in such shares. As of December 31, 1995, the repurchase right had lapsed as to none of Mr. Pond's option shares, none of Mr. Eddy's option shares and 10,000 of Mr. Johnson's option shares.

(3) Based on the market price of $6.625 per share, which was the closing sales price per share of the Company's Common Stock as reported on the Nasdaq National Market on the last day of the 1995 fiscal year, less the exercise price payable for such shares.

COMPENSATION COMMITTEE INTERLOCKS AND INSIDER PARTICIPATION

     The Compensation Committee of the Company's Board of Directors was formed on September 14, 1995, and the initial members of the Compensation Committee were Messrs. John Chapin, John Dougery and H. Joseph Smead. Mr. Chapin did not stand for re-election to the Board of Directors at the Company's annual meeting in May 1996, and the current members of the Compensation Committee consist of Messrs. Dougery and Smead. None of these individuals was at any time during the 1995 fiscal year, or at any other time, an officer or employee of the Company. No executive officer of the Company serves as a member of the board of directors or compensation committee of any other entity that has one or more executive officers serving as a member of the Company's Board of Directors or Compensation Committee.

1995 STOCK OPTION/STOCK ISSUANCE PLAN

     The Company's 1995 Stock Option/Stock Issuance Plan (the "1995 Plan") is intended to serve as the successor equity incentive program to the Company's 1991 Stock Option/Stock Issuance Plan (the "Predecessor Plan"). The 1995 Plan was adopted by the Board of Directors on September 14, 1995 and approved by the stockholders on September 26, 1995. 1,883,667 shares of Common Stock have been authorized for issuance under the 1995 Plan. This share reserve is comprised of
(i) the shares which remained available for issuance under the Predecessor Plan, including the shares subject to outstanding options thereunder, plus (ii) an additional increase of approximately 515,000 shares. Those outstanding options were incorporated into the 1995 Plan at the time the Underwriting Agreement for the Company's initial public offering was executed, and no further option grants or share issuances have been made under the Predecessor Plan. The incorporated options will continue to be governed by their existing terms, unless the Plan Administrator elects to extend one or more features of the 1995 Plan to those options. However, except as otherwise noted below, the outstanding options under the Predecessor Plan contain substantially the same terms and conditions summarized below for the Discretionary Option Grant Program in effect under the 1995 Plan.

     The 1995 Plan is divided into three separate components: (i) the Discretionary Option Grant Program under which eligible individuals in the Company's employ or service may, at the discretion of the Plan Administrator, be granted options to purchase shares of Common Stock at an exercise price not less than 85% of their fair market value on the grant date, (ii) the Stock Issuance Program under which such individuals may, in the Plan Administrator's discretion, be issued shares of Common Stock directly, through the purchase of such shares at a price not less than 85% of their fair market value at the time of issuance or as a bonus tied to the performance of services, and (iii) the Automatic Option Grant Program under which option grants will automatically be made at periodic intervals to eligible non-employee Board members to purchase shares of Common Stock at an exercise price equal to 100% of their fair market value on the grant date.

     The Discretionary Option Grant Program and the Stock Issuance Program are administered by the Compensation Committee of the Board. The Compensation Committee as Plan Administrator has complete discretion to determine which eligible individuals are to receive option grants or stock issuances, the time or times when such option grants or stock issuances are to be made, the number of shares subject to each such grant or issuance, the status of any granted option as either an incentive stock option or a non-statutory stock option under the Federal tax laws, the vesting schedule to be in effect for the option grant or stock issuance and the maximum term for which any granted option is to remain outstanding. In no event, however, may any one participant in the 1995 Plan receive option grants or direct stock issuances for more than 200,000 shares per calendar year, except that for the calendar year in which an individual first enters the Company's employ or service, the limit will be increased to 350,000 shares. Upon an acquisition of the Company by merger or asset sale of the

Company, each outstanding option and unvested stock issuance will be subject to full and immediate vesting under certain circumstances, including the involuntary termination of the optionee's service within twelve months following the effective date of such corporate transaction.

     The Plan Administrator also has discretion to issue stock appreciation rights under the Discretionary Option Grant Program which provide the holders with the election to surrender their outstanding options for an appreciation distribution from the Company equal to the excess of (i) the fair market value of the vested shares of Common Stock subject to the surrendered option over (ii) the aggregate exercise price payable for such shares. Such appreciation distribution may be made in cash or in shares of Common Stock or a combination of both. Certain outstanding options under the Predecessor Plan include limited stock appreciation rights which provide each holder with the right, exercisable upon the successful completion of a hostile tender offer for forty percent (40%) or more of the Company's outstanding voting securities, to surrender his or her outstanding options to the Company, to the extent those options are at the time exercisable for vested shares, in return for a cash distribution per surrendered option share equal to the excess of (i) the greater of the fair market value on the date the option is surrendered or the highest price per share of Common Stock paid in the hostile tender offer over (ii) the option exercise price payable per share.

     The Plan Administrator has the authority to effect, with the consent of the affected option holder, the cancellation of outstanding options under the Discretionary Option Grant Program (including options incorporated from the Predecessor Plan) in return for the grant of new options for the same or different number of option shares with an exercise price per share based upon the fair market value of the Common Stock on the new grant date.

     Under the Automatic Option Grant Program, each individual serving as a non-employee Board member on the date the Underwriting Agreement for the Company's initial public offering was executed received an option grant on such date for 10,000 shares of Common Stock, provided such individual had not otherwise been in the prior employ of the Company. Each individual who first becomes a non-employee Board member at any time thereafter will receive a similar 10,000-share option grant on the date such individual joins the Board, provided such individual has not been in the prior employ of the Company. In addition, on the date of each Annual Stockholders Meeting, beginning with the 1996 Annual Meeting, each individual who will continue to serve as a non-employee Board member will receive an option grant to purchase an additional 2,500 shares of Common Stock, whether or not such individual has been in the prior employ of the Company, provided such individual has served as a non-employee Board member for at least six months. Automatic grants were made to the Company's non-employee Board members in connection with the Company's 1996 Annual Meeting.

     Each automatic grant will have a term of 10 years, subject to earlier termination following the optionee's cessation of Board service. Each automatic option will be immediately exercisable; however, any shares purchased upon exercise of the option will be subject to repurchase should the optionee cease service as a Board member prior to vesting in those shares. The initial 10,000-share grant will vest in four successive equal annual installments, over the optionee's period of Board service with the first installment to vest upon the Board members completion of one year of Board service. Each additional 2,500-share grant will vest upon the optionee's completion of one year of Board service measured from the grant date. However, each outstanding option will immediately vest upon (i) certain changes in the ownership or control of the Company or (ii) the death or disability of the optionee while serving as a Board member.

     The Board may amend or modify the 1995 Plan at any time, however, the Automatic Option Grant Program cannot be amended more frequently than once every six months. The 1995 Plan will terminate on September 30, 2005, unless sooner terminated by the Board.

EMPLOYEE STOCK PURCHASE PLAN

     The Company's Employee Stock Purchase Plan (the "Purchase Plan") was adopted by the Board of Directors on September 14, 1995 and approved by the stockholders on September 26, 1995. The Purchase Plan is designed to allow eligible employees of the Company and participating subsidiaries to purchase shares of Common Stock, at semi-annual intervals, through their periodic payroll deductions under the Purchase Plan, and a reserve of 250,000 shares of Common Stock has been established for this purpose.

     The Purchase Plan has been structured as a series of successive offering periods, each with a maximum duration of 24 months. However, the initial offering period began on the day the Underwriting Agreement was executed and priced in connection with the Company's initial public offering and will end on the last business day in January 1998.

     Individuals who are eligible employees on the start date of any offering period may enter the Purchase Plan on that start date or on any subsequent semi-annual entry date (February 1 or August 1). Individuals who first become eligible employees after the start date of the offering period may join the Purchase Plan on any subsequent semi-annual entry date within that period.

     Payroll deductions may not exceed 10% of base salary, and the accumulated payroll deductions of each participant will be applied to the purchase of shares on his or her behalf on each semi-annual purchase date (January 31 and July 31) at a purchase price per share equal to eighty-five percent (85%) of the lower of
(i) the fair market value of the Common Stock on the participant's entry date into the offering period or (ii) the fair market value on the semi-annual purchase date. In no event, however, may any participant purchase more than 750 shares on any one semi-annual purchase date.

     The Purchase Plan will terminate on the earlier of (i) the last business day of January 2005, (ii) an earlier date determined by the Board or (iii) the date all shares available for issuance have been sold.

EMPLOYMENT CONTRACTS AND CHANGE OF CONTROL ARRANGEMENTS

     The Company does not presently have any employment contracts in effect with any of the Named Executive Officers.

     Several change in control arrangements are in effect under the 1995 Plan. In the event the Company is acquired via a merger or asset sale, all outstanding options held by an executive officer of the Company will automatically vest unless these options are assumed by the acquiring company. Any assumed options will subsequently vest in the event an executive officer is terminated by the acquiring company within a specified period following the acquisition. In addition, the Compensation Committee as Plan Administrator of the 1995 Plan has the discretionary authority to accelerate outstanding options in connection with a change in control or the subsequent termination of the employment of an executive officer within a certain period following a change in control. Similar vesting provisions will be in effect for any unvested shares issued under the Stock Issuance Program of the 1995 Plan.

LIMITATION OF LIABILITY AND INDEMNIFICATION MATTERS

     The Company's Bylaws provide that the Company may indemnify its directors, officers and other agents in excess of the indemnification otherwise permitted by the provisions of Section 317 of the California Corporations Code. The Company believes that indemnification under its Bylaws covers at least negligence and gross negligence by indemnified parties, and permits the Company to advance litigation expenses to directors in the case of shareholder derivative actions or other actions, against an undertaking by the indemnified party to repay those advances if it is ultimately determined that the indemnified party is not entitled to indemnification by the Company as authorized by the California Corporations Code. The Company also provides liability insurance for its officers and directors.

     In addition, the Company's Articles of Incorporation provide that liability of directors to the Company for monetary damages shall be eliminated to the fullest extent permitted under California law. This provision in the Articles of Incorporation does not eliminate the Directors' fiduciary duty, and in appropriate circumstances equitable remedies such as injunctive or other forms of non-monetary relief will remain available under California law. In addition, each director will continue to be subject to liability for breach of the director's duty of loyalty to the Company for acts or omissions not in good faith or involving intentional misconduct, for knowing violations of law, for actions leading to improper personal benefit to the director and for payment of dividends or approval of stock repurchases or redemptions that are unlawful under California law. The provision also does not affect a director's responsibilities under any other law, such as the federal securities laws or state or federal environmental laws. In addition, the Company has entered into indemnification agreements with each of its current directors and executive officers. The Company believes that its Articles of Incorporation and Bylaw provisions are necessary to attract and retain qualified persons as directors and officers.

     Insofar as indemnification for liabilities arising under the Securities Act of 1933, as amended (the "Securities Act"), may be permitted to directors, officers or persons controlling the Company pursuant to the foregoing provisions, the Company has been informed that in the opinion of the Securities and Exchange Commission, such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

                              CERTAIN TRANSACTIONS

     On July 28, 1995 the Company entered into an agreement to transfer its leasehold interest in the Ground Lease with The Board of Trustees of the Leland Stanford Junior University for the site of the Company's discontinued night vision business (the "Palo Alto Site") to 601 California Avenue LLC (the "LLC"), a California limited liability company formed and owned by most of the shareholders of the Company, in which the Company owns an interest in the form of a Preferred Share. The Ground Lease is fully paid and expires in the year 2053. The LLC was formed for the purpose of remediation and development of the Palo Alto Site. The Company believes the removal of the buildings, remediation and development of an office building at the Palo Alto Site will maximize the value of its leasehold interest in the Ground Lease. The Company agreed to transfer its interest in the Ground Lease to the LLC to undertake the development project because the Company did not believe it was appropriate for a manufacturer of high-technology products to be engaged in real estate development. In consideration for the Company's transfer of its leasehold interest to the LLC, the Company received a Preferred Share in the LLC equal to the fair market value of the leasehold interest as determined by an independent appraisal conducted by an outside real estate appraisal firm. The Preferred Share was valued at $3.9 million and has an aggregate liquidation preference equal to the current fair market value of the Palo Alto Site. In addition, the Preferred Share accrues an annual 10% cumulative preferred return which is not payable until the Palo Alto Site is developed and generating operating cash flow which is not expected prior to the end of 1998, if at all. To raise capital for the initial development of the Palo Alto Site, the Company offered interests in the LLC to all shareholders of the Company based upon their percentage ownership of the Company's outstanding capital stock. All executive officers and directors were offered the opportunity to purchase interests in the LLC to the extent of their individual ownership of stock in the Company or to the extent of the ownership of stock of the Company held by their affiliates. Kaiser purchased a $588,000 interest in the LLC. Messrs. Durbin and Smead are shareholders of K Systems, Inc. ("KSI") which owns all the outstanding stock of Kaiser and may be deemed to have a material financial interest in this transaction but disclaim such interest except as to their pecuniary interest as shareholders of KSI. Certain funds associated with Dougery & Wilder ("Dougery & Wilder Funds") purchased a $295,400 interest in the LLC. Mr. Dougery may be deemed to have a material financial interest in this transaction but disclaims such an interest, except to the extent of his pecuniary interest arising from his general partnership interest in the general partner of the Dougery & Wilder Funds. Messrs. Pond and Eddy purchased a $123,000 and an $8,400 interest in the LLC, respectively. See "Principal and Selling Shareholders".

     On August 25, 1995, the preferred shareholders of the Company exchanged all the outstanding shares of Preferred Stock of the Company for Common Stock of the Company and cash (the "Exchange"). Specifically, each share of Preferred Stock was exchanged for two-thirds of a share of Common Stock and $0.76. The Company effected the Exchange to eliminate the preferential rights of the outstanding shares of Preferred Stock, including preferences for dividends, liquidation, voting and anti-dilution. The Company commissioned an appraisal of the fair market value attributed to the preferences of the Preferred Stock, which appraisal determined that such preferences had a fair market value of $.76 per share. The cash used to effect the Exchange was an amount the Company believed to be in excess of its operating requirements. Prior to the Exchange, Mr. Pond, beneficially owned 340,000 shares of Preferred Stock and received 226,667 shares of Common Stock and $258,400 in the Exchange. Prior to the Exchange, Kaiser held 8,400,000 shares of Preferred Stock and received 5,600,000 shares of Common Stock and $6,384,000 in the Exchange. Messrs. Chapin, Durbin and Smead are shareholders of KSI which owns all the outstanding stock of Kaiser and may be deemed to have a material financial interest in the Exchange, but disclaim such interest except as to their pecuniary interests as shareholders of KSI. Prior to the Exchange, Dougery & Wilder Funds held 4,200,000 shares of Preferred Stock and received 2,800,000 shares of Common Stock and $3,192,000 in the Exchange. Mr. Dougery may be deemed to have a material financial interest in the Exchange, but disclaims such an interest, except to the extent of his pecuniary interest arising from his general partnership interest in the general partner of the Dougery & Wilder Funds.

     In addition, the Company has granted options to certain of its executive officers. See "Management -- Stock Option Grants."

     The Company had system and product sales to Varian of $1,664,000, $2,491,000, $1,844,000 and $476,000 for the years ended December 31, 1993, 1994, and 1995 and the three months ended March 30, 1996, respectively. The Company paid rent to Varian of approximately $1,352,000, and $1,056,000 during the years ended December 31, 1993, and 1994, respectively. At March 30, 1996, $282,000 was due from Varian. The Company has been a subcontractor to Kaiser on certain government contracts and recognized sales of approximately $105,000, $406,000 and $12,000 for the years ended December 31, 1993, 1994, 1995, respectively.

     During 1995, the Company redeemed all the outstanding shares of its redeemable Series 1 Preferred Stock held by Varian for $6.1 million in cash. The Series 1 Preferred Stock was issued to Varian in connection with the acquisition of certain Varian assets by the Company in 1991.

     The Company believes that all of the transactions set forth above were made on terms no less favorable to the Company than could have been obtained from unaffiliated third parties. The Company intends that all future transactions, including loans, between the Company and its officers, directors, principal shareholders and their affiliates be approved by a majority of the Board of Directors, including a majority of the independent and disinterested outside directors on the Board of Directors, and be on terms no less favorable to the Company than could be obtained from unaffiliated third parties. In addition, the Company will enter into indemnification agreements with each of its directors and executive officers.

                       PRINCIPAL AND SELLING SHAREHOLDERS

     The following table sets forth certain information regarding beneficial ownership of the Company's Common Stock as of May 31, 1996, as adjusted to reflect the sale of shares offered hereby, by (i) each person who is known by the Company to own beneficially more than five percent (5%) of the Company's Common Stock, (ii) each of the Company's directors, Named Executive Officers and other executive officers, (iii) the Selling Shareholders and (iv) all current executive officers and directors as a group.

                                               SHARES BENEFICIALLY                       SHARES BENEFICIALLY
                                                  OWNED PRIOR TO                             OWNED AFTER
                                                  OFFERING(1)(2)         SHARES TO        OFFERING(1)(2)(3)
                                            --------------------------   BE SOLD IN   -------------------------
            BENEFICIAL OWNERS                NUMBER          PERCENT      OFFERING     NUMBER           PERCENT
- ------------------------------------------  ---------       ----------   ----------   ---------         -------
Kaiser Aerospace and Electronics..........  5,600,000          45.7%       600,000    5,000,000           36.3%
  950 Tower Lane, Suite 800
  Foster City, CA 94404
Dougery & Wilder Funds(4).................  2,800,000          22.8%            --    2,800,000           20.4%
  155 Bovet Road, Suite 350
  San Mateo, CA 94402
Norman H. Pond(5).........................  1,103,436           8.9%       129,378      974,058            7.0%
  3550 Bassett Street
  Santa Clara, CA 95054
Charles B. Eddy(6)........................    120,624             *          9,269      111,355              *
Robert D. Hempstead (7)...................    250,000           2.0%            --      250,000            1.8%
John R. Dougery(8)........................  2,820,700          23.0%            --    2,820,700           20.5%
Ed Durbin(9)..............................  5,612,500          45.7%       600,000    5,012,500           36.4%
David N. Lambeth(10)......................     10,000             *             --       10,000              *
H. Joseph Smead(9)........................  5,612,500          45.7%       600,000    5,012,500           36.4%
William C. Johnson(11)....................     92,500             *             --       92,500              *
All directors and executive officers as a
  group
  (7 persons)(5)(8)(9)(12)................  9,976,560          77.8%       738,647    9,237,913           64.5%
        OTHER SELLING SHAREHOLDERS
Verle Aebi(13)............................     63,331             *          1,353       61,978              *
John L. Hughes(14)........................    131,665             *         10,000      121,665              *

- ---------------
 *  Less than 1%.

 (1) Except as indicated in the footnotes to this table and pursuant to applicable community property laws, to the Company's knowledge the persons named in the table have sole voting and investment power with respect to all shares of Common Stock.

 (2) The number of shares of Common Stock deemed outstanding prior to and after this offering includes the shares issuable pursuant to stock options that may be exercised by the respective person or group within 60 days after May 31, 1996. The number of shares of Common Stock outstanding after this offering includes the 1,500,000 shares of Common Stock offered by the Company hereby.

 (3) Assumes no exercise of the Underwriters' over-allotment option.

 (4) Includes 2,672,320 shares held by Dougery & Wilder III, a California Limited Partnership ("D&W III"), and 127,680 shares held by DW III International Investors Partnership, a California Limited Partnership ("DW III International").

 (5) Includes 960,100 shares held by the Norman Hugh Pond and Natalie Pond Trust DTD 12/23/80 of which Norman Hugh Pond and Natalie Pond are Trustees and options exercisable into 143,336 shares of Common Stock under the 1991 Plan. Excludes 206,663 shares transferred by Mr. Pond to Mr. Pond's relatives or their respective trusts, as Mr. Pond has no voting or dispositive power over such shares.

 (6) Includes options exercisable into 43,958 shares of Common Stock.

 (7) Includes options exercisable into 250,000 shares of Common Stock.

 (8) Includes options exercisable into 12,500 shares of Common Stock and 2,672,320 shares held by DW III, and 127,680 shares held by DW III International Investors Partnership, a California Limited Partnership ("DW III International"). Mr. Dougery, a director of the Company, is a General Partner of Dougery & Wilder Management Partners, a California Limited Partnership, which is the general partner of D&W III and DW III International. Mr. Dougery disclaims beneficial ownership in the shares held by D&W III and DW III International except to the extent of his pecuniary interest therein arising from his general partnership interest in D&W III and DW III International.

 (9) Includes options exercisable into 12,500 shares of Common Stock and 5,600,000 shares held by Kaiser Aerospace and Electronics ("Kaiser") Messrs. Durbin and Smead are directors of the Company and are officers and shareholders of KSI, which owns all of the outstanding stock of Kaiser, and share voting and investment powers over the shares of the Company held by Kaiser. Both individuals disclaim beneficial ownership of the shares of the Company held by Kaiser except as to their pecuniary interests as shareholders of KSI.

(10) Includes options exercisable into 10,000 shares of Common Stock.

(11) Includes options exercisable into 92,500 shares of Common Stock.

(12) Includes options exercisable into 577,294 shares of Common Stock.

(13) Includes options exercisable into 29,999 shares of Common Stock.

(14) Includes options exercisable into 121,665 shares of Common Stock.

                          DESCRIPTION OF CAPITAL STOCK

     The authorized capital stock of the Company consists of 50,000,000 shares of Common Stock, no par value, and 10,000,000 shares of Preferred Stock, no par value.

COMMON STOCK

     As of March 30, 1996, there were 12,250,959 shares of Common Stock outstanding that were held of record by approximately 550 shareholders, assuming no exercise after March 30, 1996 of outstanding stock options. There will be 13,750,959 shares of Common Stock outstanding (assuming no exercise of the Underwriters' over-allotment option) after giving effect to the sale of the shares of Common Stock offered hereby.

     The holders of Common Stock are entitled to one vote per share on all matters to be voted upon by the shareholders. Subject to preferences that may be applicable to any outstanding Preferred Stock, the holders of Common Stock are entitled to receive ratably such dividends, if any, as may be declared from time to time by the Board of Directors out of funds legally available therefor. See "Dividend Policy." In the event of the liquidation, dissolution or winding up of the Company, the holders of Common Stock are entitled to share ratably in all assets remaining after payment of liabilities, subject to prior distribution rights of Preferred Stock, if any, then outstanding. The Common Stock has no preemptive or conversion rights or other subscription rights. There are no redemption or sinking fund provisions applicable to the Common Stock. All outstanding shares of Common Stock are fully paid and nonassessable, and the shares of Common Stock to be issued upon completion of this offering will be fully paid and nonassessable.

UNDESIGNATED PREFERRED STOCK

     The Company's Articles of Incorporation authorizes 10,000,000 shares of Preferred Stock. The Board of Directors has the authority to issue the Preferred Stock in one or more series and to fix the price, rights, preferences, privileges and restrictions thereof, including dividend rights, dividend rates, conversion rights, voting rights, terms of redemption, redemption prices, liquidation preferences and the number of shares constituting any series or the designation of such series, without further vote or action by the shareholders. The issuance of Preferred Stock may have the effect of delaying, deferring or preventing a change in control of the Company without further action by the shareholders and may adversely affect the voting and other rights of the holders of Common Stock. The issuance of Preferred Stock with voting and conversion rights may adversely affect the voting power of the holders of Common Stock, including the loss of voting control to others.

ARTICLES OF INCORPORATION AND BYLAWS

     The Articles of Incorporation authorize the issuance of Preferred Stock on terms that the Board of Directors has the authority to fix at the time of issuance. The Articles and Bylaws provide for the elimination of cumulative voting upon the Company becoming a listed corporation. The Bylaws also require that any action taken by shareholders must be effected at a duly called annual or special meeting of shareholders and may not be affected by written consent without a meeting. These provisions of the Articles of Incorporation and Bylaws could discourage potential acquisition proposals and could delay or prevent a change in control of the Company. These provisions are also intended to enhance the likelihood of continuity and stability in the composition of the Board of Directors and in the policies formulated by the Board of Directors and to discourage certain types of transactions that may involve an actual or threatened change of control of the Company. These provisions are designed to reduce the vulnerability of the Company to an unsolicited acquisition proposal. The provisions, alone or in combination, could have the effect of discouraging others from making tender offers for the Company's shares and, as a consequence, they also may inhibit fluctuations in the market price of the Company's shares that could result from actual or rumored takeover attempts. Such provisions also may have the effect of preventing changes in the management of the Company.

REGISTRATION RIGHTS

     Upon completion of this offering, the holders of approximately 7,950,622 shares of Common Stock (the "Registrable Securities") will be entitled to certain rights with respect to the registration of such shares under the Securities Act. Those registration rights have been waived with respect to this offering. Under the terms of an agreement between the Company and the holders of the Registrable Securities, if the Company proposes to register any of its securities under the Securities Act, either for its own account or the account of other security holders exercising registration rights, those holders are entitled to notice of registration and are entitled to include shares of Registrable Securities therein. The holders of a majority of Registrable Securities may also require the Company to file up to two registration statements under the Securities Act at its expense with respect to their Registrable Securities, and the Company is required to use its best efforts to effect that registration. Further, those shareholders may require the Company to file additional registration statements on Form S-3. These registration rights are subject to certain conditions and limitations, among them the right of the underwriters of an offering to limit the number of shares included in that registration.

TRANSFER AGENT AND REGISTRAR

     The Transfer Agent and Registrar for the Common Stock is The First National Bank of Boston.

                        SHARES ELIGIBLE FOR FUTURE SALE

     Upon completion of this offering, the Company will have 13,750,959 shares of Common Stock outstanding (assuming no exercise of options after March 30, 1996). Of these shares, 4,907,448 shares, including the 2,250,000 shares sold in this offering, will be freely tradeable without restriction or further registration under the Securities Act, except that any shares purchased by "affiliates" of the Company, as that term is defined under the Securities Act ("Affiliates"), may generally only be sold in compliance with the limitations of Rule 144 described below.

     The remaining 8,843,511 shares of Common Stock are deemed "Restricted Shares" under Rule 144. The number of shares of Common Stock available for sale in the public market is limited by restrictions under the Securities Act and lock-up agreements under which the holders of such shares have agreed not to sell or otherwise dispose of any of their shares for a period of 90 days after the date of this Prospectus without the prior written consent of Robertson, Stephens & Company LLC. Because of these restrictions, on the date of this Prospectus, no shares other than the 4,907,448 shares set forth above will be eligible for sale. However, 2,800,000 of the Restricted Shares are held by one of the Company's principal shareholders that is an Affiliate of the Company that has not entered into a lock-up agreement with Robertson, Stephens & Company LLC, and therefore would be eligible for sale subject to volume and other restrictions of Rule 144. If those shares are distributed by this Affiliate to the partners of this shareholder who are not affiliated with the Company, a substantial number of those shares would be eligible for sale without restrictions under Rule 144. Beginning 90 days after the date of this Prospectus (or earlier with the prior written consent or Robertson, Stephens & Company
LLC), 5,883,333 Restricted Shares (and, to the extent vested, an additional 928,304 shares subject to outstanding stock options as of March 30, 1996) will become available for sale in the public market subject to Rule 144 and Rule 701 of the Securities Act, and 160,178 Restricted Shares will become available for sale in the public market without restrictions under Rule 144.

     In general, under rule 144 of the Securities Act as currently in effect, a person (or persons whose shares are aggregated) who has beneficially owned "restricted" shares for at least two years, including a person who may be deemed an Affiliate of the Company, is entitled to sell within any three-month period a number of shares of Common Stock that does not exceed the greater of 1% of the then-outstanding shares of Common Stock of the Company (approximately 137,500 shares after giving effect to this offering) or the average weekly trading volume of the Common Stock as reported through the Nasdaq National Market during the four calendar weeks preceding such sale. Sales under Rule 144 of the Securities Act are subject to certain restrictions relating to manner of sale, notice and the availability of current public information about the Company. In addition, under Rule 144(k) of the Securities Act, a person who is not an Affiliate of the Company at any time 90 days preceding a sale, and who has beneficially owned shares for at least three years, would be entitled to sell such shares immediately following this offering without regard to the volume limitations, manner of sale provisions or notice or other requirements of Rule 144 of the Securities Act.

     As of March 30, 1996, options to purchase a total of 928,304 shares of Common Stock were outstanding and exercisable. An additional 950,000 shares of Common Stock were available for future option grants or direct issuances under the 1995 Plan. In addition, 250,000 shares of Common Stock were available for issuance under the Company's Employee Stock Purchase Plan. See "Management -- 1995 Stock Option/Stock Issuance Plan," and "-- Employee Stock Purchase Plan," and Note 9 of Notes to Consolidated Financial Statements.

     Rule 701 under the Securities Act provides that shares of Common Stock acquired on the exercise of outstanding options may be resold by persons other than Affiliates, subject only to the manner of sale provisions of Rule 144, and by Affiliates, subject to all provisions of Rule 144 except its two-year minimum holding period. The Company has filed a registration statements on Form S-8, to register a total of 250,000 shares of Common Stock reserved for issuance under the Company's Employee Stock Purchase Plan, and 1,883,667 shares of Common Stock subject to outstanding options or reserved for issuance under the 1995 Plan. Shares of Common Stock issued pursuant to these plans from time to time will be available for sale in the public market, subject to Rule 144 volume limitations applicable to affiliates.

     After this offering, the holders of 7,950,622 shares of Common Stock will be entitled to certain demand and piggyback registration rights with respect to such shares. If such holders, by exercising their demand registration rights, cause a large number of shares to be registered and sold in the public market, such sales could have an adverse effect on the market price of the Company's Common Stock. If the Company were required to include in a Company-initiated registration shares held by such holders pursuant to the exercise of their piggyback registration rights, such sales may have an adverse effect on the Company's ability to raise needed capital. See "Description of Capital Stock -- Registration Rights."

                                  UNDERWRITING

     The Underwriters named below, acting through their representatives, Robertson, Stephens & Company LLC and Hambrecht & Quist LLC (the "Representatives"), have severally agreed with the Company and the Selling Shareholders, subject to the terms and conditions of the Underwriting Agreement, to purchase the numbers of shares of Common Stock set forth opposite their respective names below. The Underwriters are committed to purchase and pay for all of such shares if any are purchased.

                                                                                NUMBER OF
                                   UNDERWRITERS                                  SHARES
    --------------------------------------------------------------------------  ---------
    Robertson, Stephens & Company LLC ........................................
    Hambrecht & Quist LLC.....................................................
                                                                                ---------
              Total...........................................................  2,250,000
                                                                                =========

     The Representatives have advised the Company and the Selling Shareholders that the Underwriters propose to offer the shares of Common Stock to the public at the initial public offering price set forth on the cover page of this Prospectus and to certain dealers at such price less a concession of not in
excess of $   per share, of which $   may be reallowed to other dealers. After
the public offering, the public offering price, concession and reallowance to dealers may be reduced by the Representatives. No such reduction shall change the amount of proceeds to be received by the Company and the Selling Shareholders as set forth on the cover page of this Prospectus.

     The Company has granted the Underwriters an option, exercisable during the 30-day period after the date of this Prospectus, to purchase up to 337,500 additional shares of Common Stock at the same price per share as the Company and Selling Shareholders receives for the 2,250,000 shares that the Underwriters have agreed to purchase. To the extent that the Underwriters exercise such option, each of the Underwriters will have a firm commitment to purchase approximately the same percentage of such additional shares that the number of shares of Common Stock to be purchased by it shown in the above table represents as a percentage of the 2,250,000 shares offered hereby. If purchased, such additional shares will be sold by the Underwriters on the same terms as those on which the 2,250,000 shares are being sold.

     The Underwriting Agreement contains covenants of indemnity among the Underwriters, the Company and the Selling Shareholders against certain civil liabilities, including liabilities under the Act.

     Each officer and director of the Company, other than Mr. Dougery, the Selling Shareholders and certain other persons that beneficially own or have dispositive power over shares of the Company's Common Stock, have agreed with the Representatives, until 90 days after the date of this Prospectus (the "Lock-Up Period"), subject to certain exceptions, not to offer to sell, contract to sell, or otherwise sell, dispose of, loan, pledge or grant any rights with respect to any shares of Common Stock, any options or warrants to purchase any shares of Common Stock, or any securities convertible into or exchangeable for shares of Common Stock now owned or hereafter acquired directly by such holders or with respect to which they have or hereafter acquire the power of disposition, without the prior written consent of Robertson, Stephens & Company LLC. Robertson, Stephens & Company LLC may, in its sole discretion and at any time without notice, release all or any portion of the securities subject to lock-up agreements. Substantially all of such shares will be eligible for immediate public sale following expiration of the Lock-Up Period, subject to the provisions of Rule 144. In addition, the Company has agreed that during the Lock-Up Period, the Company will not, without the prior written consent of Robertson, Stephens & Company LLC, subject to certain exceptions, issue, sell, contract to sell, or otherwise dispose of, any shares of Common Stock, any options or warrants to purchase any shares of Common Stock or any securities convertible into, exercisable for or exchangeable for shares of Common Stock other than the Company's sales of shares in this offering, the issuance of Common Stock upon the exercise of outstanding options, the Company's issuance of options under existing employee stock option plans, and the issuance of Common Stock under the Company's existing Employee Stock Purchase Plan. See "Shares Eligible for Future Sale."

     The rules of the Commission generally prohibit the Underwriters and other members of the selling group, if any, from making a market in the Company's Common Stock during the "cooling-off" period immediately preceding the commencement of sales in the offering. The Commission has, however, adopted exemptions from these rules that permit passive market making under certain conditions. These rules permit an underwriter or other members of the selling group, if any, to continue to make a market subject to the conditions, among others, that its bid not exceed the highest bid by a market maker not connected with the offering and that its net purchases on any one trading day not exceed prescribed limits. Pursuant to these exemptions, certain Underwriters and other members of the selling group, if any, may engage in passive market making in the Company's Common Stock during the cooling-off period.

                                 LEGAL MATTERS

     The validity of the Common Stock offered hereby will be passed upon for the Company by Brobeck, Phleger & Harrison LLP, Palo Alto, California. Certain legal matters for the offering will be passed upon for the Underwriters by Wilson, Sonsini, Goodrich & Rosati, Professional Corporation, Palo Alto, California. As of the date of this Prospectus, members of Brobeck, Phleger & Harrison LLP beneficially own an aggregate of approximately 7,150 shares of the Company's Common Stock.

                                    EXPERTS

     The consolidated financial statements of Intevac, Inc. at December 31, 1994 and 1995, and for each of the three years in the period ended December 31, 1995, appearing in this Prospectus and Registration Statement have been audited by Ernst & Young LLP, independent auditors, as set forth in their report thereon appearing elsewhere herein, and are included in reliance upon such report given upon the authority of such firm as experts in accounting and auditing.

     The financial statements of Lotus Technologies, Inc. at January 31, 1996, and for the year then ended, appearing in this Prospectus and Registration Statement have been audited by Ernst & Young LLP, independent auditors, as set forth in their report thereon appearing elsewhere herein, and are included in reliance upon such report given upon the authority of such firm as experts in accounting and auditing.

                             AVAILABLE INFORMATION

     The Company has filed with the Securities and Exchange Commission, Washington, D.C. 20549, a Registration Statement, of which this Prospectus constitutes a part, on Form S-1 under the Act with respect to the Common Stock offered hereby. This Prospectus does not contain all of the information set forth in the Registration Statement and the exhibits and schedules to the Registration Statement. For further information with respect to the Company and the Common Stock offered hereby, reference is made to the Registration Statement and the exhibits and schedules filed as a part of the Registration Statement. Statements contained in this Prospectus concerning the contents of any contract or any other document referred to are not necessarily complete; reference is made in each instance to the copy of such contract or document filed as an exhibit to the Registration Statement. Each such statement is qualified in all respects by such reference to such exhibit. The Registration Statement, including exhibits and schedules thereto, may be inspected without charge at the Securities and Exchange Commission's public reference facilities described below, and copies of all or any part thereof may be obtained from such facilities after payment of fees prescribed by the Securities and Exchange Commission.

     The Company is subject to the informational requirements of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and in accordance therewith files reports, proxy statements and other information with the Securities and Exchange Commission (the "Commission"). Such reports, proxy statements and other information may be inspected and copied at the public reference facilities maintained by the Commission at Room 1024, 450 Fifth Street, N.W., Judiciary Plaza, Washington, D.C. 20549, and at the Commission's Regional Offices: Seven World Trade Center, 13th Floor, New York, New York 10048; and at Northwest Atrium Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661. Copies of such material may be obtained at prescribed rates from the Public Reference Section of the Commission at 450 Fifth Street, N.W., Judiciary Plaza, Washington, D.C. 20549. The Common Stock of the Company is quoted on the Nasdaq National Market. Reports and other information concerning the Company may be inspected at the offices of the Nasdaq Stock Market at 1735 K Street, N.W., Washington, D.C. 20006.

                                    GLOSSARY

ACTIVE MATRIX LIQUID CRYSTAL DISPLAY (AMLCD): A display which uses a transistor at each picture element.

ADVANCED RESEARCH PROJECTS AGENCY (ARPA): United States Department of Defense's Advanced Research Projects Agency.

AMORPHOUS SILICON: A glassy form of silicon which does not have a crystalline structure.

AREAL DENSITY:  The number of bits of data stored per unit of area.

ASPERITY CONTROL: A means of eliminating or preventing the formation of protrusions on the disk surface.

BIT: The basic unit of storage of information in a computer system. Bits are represented by the presence or absence of changes in orientation of the magnetic domains along a track on the storage media.

BYTE:  Equal to eight bits.

CAPTIVE THIN-FILM DISK MANUFACTURER: A producer of disks to be used in disk drives manufactured by such producer.

COERCIVITY: A measure of the magnetic strength of the disk which is expressed in Oersteds.

CONDENSATE: The collection of sputtered material on the pallet that repeatedly passes through an in-line sputtering machine.

CSS TESTING: Contact Stop/Start testing performs precise measurements of disk wear, friction, stiction and start-stop torques related to the interface of the read-write head with the thin-film disk.

DEFECTS:  The surface or magnetic imperfections of a disk.

DISK: A magnetically coated substrate which spins inside a hard disk drive and is used as the storage medium for digital data.

DISK SPUTTERING LINES: A sputtering system and related equipment such as plating, polishing, texturing, lubrication and test equipment as well as related handling equipment.

FIELD EMISSION DISPLAY (FED): A type of flat panel display based on electrons emitted from an array of point sources.

FLAT PANEL DISPLAY SCREENS: The screens used in portable computers and televisions.

FLAT PANEL DISPLAY SPUTTERING SYSTEM: A system designed to coat glass panels with thin films of various materials. The coated glass panels are used in the manufacture of flat panel display screens.

FLYING HEIGHT: The distance between the head and the disk while the disk drive is operating. Fly height is dependant on the smoothness and flatness of the disk surface.

HARD DISK DRIVE: Comprised of disks that are substrates which have been coated with several thin-film layers and used as a storage medium for digital data.

HIGH PERFORMANCE DISKS: Disks that have relatively high capacity and/or high signal to noise ratio.

IN-LINE DISK SPUTTERING SYSTEM: A system in which disks are contained in a carrier or pallet which moves along a conveyor from station to station.

MAGNETO-RESISTIVE HEADS: Recording heads that use an inductive thin-film element to write data on to the media and read the data with a separate magneto-resistive element. The use of a separate but much more sensitive read element permits data to be recorded and, subsequently, read at much higher track densities than inductive thin-film head technology.

MDP-250B SPUTTERING SYSTEM: The current model Intevac static disk sputtering system.

MEGABYTE:  Equal to a million bytes.

MERCHANT THIN-FILM DISK MANUFACTURER: A producer of disks to be included in disk drives manufactured by third-parties.

MOLECULAR BEAM EPITAXY (MBE) SYSTEMS: A specialized vacuum system used for the design and manufacture of materials having the characteristics of semiconductors that are used to produce transistors, opto-electronic devices and integrated circuits.

OERSTED (OES):  A unit of magnetic strength.

POLY-SILICON: A silicon layer which consists of multiple, small crystals of silicon.

RAPID THERMAL PROCESSING (RTP) SYSTEM: A system for converting amorphous silicon into poly-silicon.

SIGNAL-TO-NOISE RATIO: The level of the signal divided by the level of background noise.

SPUTTERING: A complex vacuum deposition process used to deposit multiple thin-film layers on a disk.

STATIC SPUTTERING SYSTEM: A system that provides for the deposition of materials with no relative movement between the sputtering source and the disk being coated.

SUBSTRATES: The disk material (typically aluminum) onto which the thin layers of material are sputtered.

SUPER TWISTED NEUMATIC (STN):  A type of liquid crystal flat panel display.

THIN-FILMS: For magnetic disks, films with thicknesses measured in microinches (millionths of an inch).

THIN-FILM DISK: A disk incorporating a thin magnetic film capable of storing information in the form of magnetic patterns written and detected by a separate magnetic head.

THIN-FILM DISK MANUFACTURING PROCESS: The various steps required to produce a thin-film disk. Typically includes sputtering, texturing, polishing, and lubrication among others.

THROUGHPUT: The number of disks processed on a given production machine per unit of time.

YIELD: A measure of manufacturing efficiency; the percent of acceptable product obtained from a specific manufacturing process(es).

                      (This page intentionally left blank)

                         INDEX TO FINANCIAL STATEMENTS

                                    CONTENTS

                                                                                        PAGE
                                                                                        -----
INTEVAC, INC.
Report of Ernst & Young LLP, Independent Auditors.....................................    F-2
Consolidated Balance Sheets...........................................................    F-3
Consolidated Statements of Income.....................................................    F-4
Consolidated Statements of Shareholders' Equity.......................................    F-5
Consolidated Statements of Cash Flows.................................................    F-6
Notes to Consolidated Financial Statements............................................    F-7
INTEVAC, INC., SAN JOSE TECHNOLOGY CORPORATION AND LOTUS TECHNOLOGIES, INC. UNAUDITED
  PRO FORMA CONDENSED COMBINED FINANCIAL STATEMENTS
Unaudited Pro Forma Condensed Combined Financial Information..........................   F-23
Unaudited Pro Forma Condensed Combined Balance Sheet..................................   F-24
Unaudited Pro Forma Condensed Combined Statement of Operations........................   F-25
Notes to Unaudited Pro Forma Condensed Combined Financial Statements..................   F-27
LOTUS TECHNOLOGIES, INC.
Report of Ernst & Young LLP, Independent Auditors.....................................   F-30
Balance Sheets........................................................................   F-31
Statements of Operations..............................................................   F-32
Statements of Shareholders Equity (Deficit)...........................................   F-33
Statements of Cash Flows..............................................................   F-34
Notes to Financial Statements.........................................................   F-35

               REPORT OF ERNST & YOUNG LLP, INDEPENDENT AUDITORS

The Board of Directors and Shareholders
Intevac, Inc.

     We have audited the accompanying consolidated balance sheets of Intevac, Inc. as of December 31, 1994 and 1995, and the related consolidated statements of income, shareholders' equity, and cash flows for each of the three years in the period ended December 31, 1995. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

     We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

     In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of Intevac, Inc. at December 31, 1994 and 1995, and the consolidated results of its operations and its cash flows for each of the three years in the period ended December 31, 1995, in conformity with generally accepted accounting principles.

                                                               Ernst & Young LLP
San Jose, California
February 2, 1996

                                 INTEVAC, INC.

                          CONSOLIDATED BALANCE SHEETS
                                 (IN THOUSANDS)

                                                                                           DECEMBER 31,         MARCH 30,
                                                                                         -----------------     -----------
                                                                                          1994      1995          1996
                                                                                         -------   -------     -----------
                                                                                                               (UNAUDITED)
ASSETS
Current assets:
  Cash and cash equivalents............................................................  $ 9,268   $20,422       $14,119
  Short-term investments...............................................................    4,079        --         2,571
  Accounts receivable, net of allowances of $106, $461 and $560 at December 31, 1994 and 1995 and March 30, 1996, respectively, and includes related party receivables
    of $457, and $199 at December 31, 1994 and 1995, respectively......................    9,494     4,439         9,753
  Inventories, including $1,402, $2,579 and $5,813 at customers at December 31, 1994
    and 1995 and March 30, 1996, respectively..........................................   11,224    16,468        18,308
  Short-term note receivable, arising from the sale of the investment in Chorus
    Corporation, net of allowance of $593 and $983 at December 31, 1995 and March 30,
    1996, respectively.................................................................       --       177           177
  Prepaid expenses and other current assets............................................      267       503           348
  Deferred tax assets..................................................................    2,251     3,158         3,158
  Net current assets of discontinued operations........................................       --       777            73
                                                                                         -------   -------       -------
Total current assets...................................................................   36,583    45,944        48,507
Property, plant, and equipment, at cost:
  Buildings and improvements...........................................................    4,759     1,416         2,329
  Machinery and equipment..............................................................    8,876     3,909         4,319
                                                                                         -------   -------       -------
                                                                                          13,635     5,325         6,648
  Accumulated depreciation and amortization............................................    9,001     1,846         2,011
                                                                                         -------   -------       -------
                                                                                           4,634     3,479         4,637
Investment in Chorus Corporation.......................................................      942        --            --
Long-term note receivable, arising from sale of the investment in Chorus Corporation, net of allowance of $1,180 and $790 at December 31, 1995 and March 30, 1996,
  respectively.........................................................................       --        --            --
Investment in 601 California Avenue LLC................................................       --     2,431         2,431
Deferred tax assets and other assets...................................................      590        83         3,029
                                                                                         -------   -------       -------
Total assets...........................................................................  $42,749   $51,937       $58,604
                                                                                         =======   =======       =======
LIABILITIES AND SHAREHOLDERS' EQUITY
Current liabilities:
  Notes payable........................................................................  $    --   $    --       $ 1,250
  Accounts payable.....................................................................    1,816     2,681         2,233
  Accrued payroll and related liabilities..............................................    1,459     1,075         1,189
  Accrued income taxes.................................................................    1,092     2,616         1,768
  Other accrued liabilities............................................................    2,177     2,052         2,036
  Customer advances....................................................................    6,810    14,436        19,027
  Net liabilities of discontinued operations...........................................       --     1,757         1,153
                                                                                         -------   -------       -------
Total current liabilities..............................................................   13,354    24,617        28,656
Long-term liabilities..................................................................      308        --           730
Redeemable Series 1 preferred stock....................................................    6,100        --            --
Commitments and contingencies..........................................................
Shareholders' equity:
  Preferred stock, no par value:
    Authorized shares -- 20,000, none and none at December 31, 1994 and 1995 and March
     30, 1996, respectively
    Series A convertible preferred stock, no par value:
      Designated, issued, and outstanding shares -- 13,020, none and none at December
     31, 1994 and 1995 and March 30, 1996, respectively................................   13,020        --            --
  Undesignated preferred stock, no par value, 10,000 shares authorized, no shares
    issued and outstanding.............................................................       --        --            --
  Common stock, no par value:
    Authorized shares -- 50,000
    Issued and outstanding shares -- 714, 12,248 and 12,251 at December 31, 1994 and
     1995 and March 30, 1996, respectively.............................................      104    15,304        15,305
  Retained earnings....................................................................    9,863    12,016        13,913
                                                                                         -------   -------       -------
Total shareholders' equity.............................................................   22,987    27,320        29,218
                                                                                         -------   -------       -------
Total liabilities and shareholders' equity.............................................  $42,749   $51,937       $58,604
                                                                                         =======   =======       =======

                            See accompanying notes.

                                 INTEVAC, INC.

                       CONSOLIDATED STATEMENTS OF INCOME
                    (IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)

                                                                                 THREE MONTHS ENDED
                                                 YEARS ENDED DECEMBER 31,       ---------------------
                                               -----------------------------    APRIL 1,    MARCH 30,
                                                1993       1994       1995        1995        1996
                                               -------    -------    -------    --------    ---------
                                                                                     (UNAUDITED)
Net revenues:
  Disk, flat panel, and other................  $16,026    $18,266    $42,187    $  4,674     $15,126
  MBE........................................    6,370      2,185        695         695       --
                                               -------    -------    -------     -------     -------
Total net revenues (includes related party
  revenues of $1,769, $2,897 and $1,856 for
  the years ended December 31, 1993, 1994,
  and 1995, respectively, and $541 for the
  three months ended April 1, 1995)..........   22,396     20,451     42,882       5,369      15,126
Cost of net revenues:
  Disk, flat panel, and other................    9,749     11,799     27,280       3,244       9,203
  MBE........................................    5,417        858        434         434       --
                                               -------    -------    -------     -------     -------
Total cost of net revenues...................   15,166     12,657     27,714       3,678       9,203
                                               -------    -------    -------     -------     -------
Gross profit.................................    7,230      7,794     15,168       1,691       5,923
Operating expenses:
  Research and development...................    3,142      3,515      2,603         340       1,379
  Selling, general, and administrative.......    3,896      2,248      4,550         871       1,887
                                               -------    -------    -------     -------     -------
Total operating expenses.....................    7,038      5,763      7,153       1,211       3,266
                                               -------    -------    -------     -------     -------
Operating income.............................      192      2,031      8,015         480       2,657
Other income (expense), net..................     (201)       470        929         234         261
                                               -------    -------    -------     -------     -------
Income (loss) from continuing operations
  before income taxes........................       (9)     2,501      8,944         714       2,918
Provision for (benefit from) income taxes....      (75)       826      3,179         247       1,021
                                               -------    -------    -------     -------     -------
Income from continuing operations............       66      1,675      5,765         467       1,897
Discontinued operations:
  Income (loss) from discontinued operations,
     net of applicable income taxes..........    1,457       (267)       (63)        (63)      --
  Gain on disposal of discontinued operations
     including provision of $2,622 for
     estimated closing, environmental
     remediation and warranty costs, net of
     applicable income taxes.................    --         --         1,398       1,398       --
                                               -------    -------    -------     -------     -------
Income (loss) from discontinued operations...    1,457       (267)     1,335       1,335       --
                                               -------    -------    -------     -------     -------
Net income...................................  $ 1,523    $ 1,408    $ 7,100    $  1,802     $ 1,897
                                               =======    =======    =======     =======     =======
Per share:
  Income from continuing operations..........  $  0.01    $  0.16    $  0.54    $   0.05     $  0.15
  Net income.................................  $  0.15    $  0.14    $  0.67    $   0.18     $  0.15
Shares used in per share amounts.............   10,305     10,285     10,606      10,295      12,631

                            See accompanying notes.

                                 INTEVAC, INC.

                CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY
                                 (IN THOUSANDS)

                                       SERIES A
                                      CONVERTIBLE
                                    PREFERRED STOCK        COMMON STOCK                       TOTAL
                                  -------------------    -----------------    RETAINED    SHAREHOLDERS'
                                  SHARES      AMOUNT     SHARES    AMOUNT     EARNINGS       EQUITY
                                  -------    --------    ------    -------    --------    -------------
Balance at December 31, 1992....   13,020    $ 13,020       659    $    99    $  6,932       $20,051
  Sale of common stock under
     stock option plan..........       --          --        47         14          --            14
  Net income....................       --          --        --         --       1,523         1,523
                                  -------     -------    ------    -------     -------       -------
Balance at December 31, 1993....   13,020      13,020       706        113       8,455        21,588
  Sale of common stock under
     stock option plan..........       --          --        37         14          --            14
  Repurchase of common stock
     under stock option plan....       --          --       (29)       (23)         --           (23)
  Net income....................       --          --      --           --       1,408         1,408
                                  -------     -------    ------    -------     -------       -------
Balance at December 31, 1994....   13,020      13,020       714        104       9,863        22,987
  Exchange of Series A preferred
     stock for common stock.....  (13,020)    (13,020)    8,680      3,125          --        (9,895)
  Common stock dividend.........       --          --        --         --      (4,922)       (4,922)
  Redeemable Series 1 preferred
     stock dividend.............       --          --        --         --         (25)          (25)
  Sale of common stock under
     stock option plan..........       --          --       557        174          --           174
  Repurchase of common stock
     under stock option plan....       --          --        (3)        (4)         --            (4)
  Sale of common stock through
     initial public offering....       --          --     2,300     11,905          --        11,905
  Net income....................       --          --        --         --       7,100         7,100
                                  -------     -------    ------    -------     -------       -------
Balance at December 31, 1995....       --          --    12,248     15,304      12,016        27,320
  Initial public offering costs
     (unaudited)................       --          --        --         (6)         --            (6)
  Sale of common stock under
     stock option plan
     (unaudited)................       --          --         3          7          --             7
  Net income (unaudited)........       --          --      --           --       1,897         1,897
                                  -------     -------    ------    -------     -------       -------
Balance at March 30, 1996
  (unaudited)...................       --    $     --    12,251    $15,305    $ 13,913       $29,218
                                  =======     =======    ======    =======     =======       =======

                            See accompanying notes.

                                 INTEVAC, INC.

                     CONSOLIDATED STATEMENTS OF CASH FLOWS
                                 (IN THOUSANDS)

                                                                                                     THREE MONTHS ENDED
                                                                    YEARS ENDING DECEMBER 31,       ---------------------
                                                                  -----------------------------     APRIL 1,    MARCH 30,
                                                                   1993       1994       1995         1995        1996
                                                                  -------    -------    -------     --------    ---------
                                                                                                         (UNAUDITED)
OPERATING ACTIVITIES
Income from continuing operations...............................  $    66    $ 1,675    $ 5,765     $    467     $ 1,897
Income (loss) from discontinued operations......................    1,457       (267)     1,335        1,335          --
                                                                  -------    -------    -------      -------     -------
Net income......................................................    1,523      1,408      7,100        1,802       1,897
Adjustments to reconcile net income to net cash and cash
  equivalents provided by (used in) operating activities:
  Depreciation and amortization.................................    3,245      1,663        883          341         227
  Amortization of non-compete covenant..........................      911         --         --           --          13
  Amortization of goodwill......................................       --         --         --           --          95
  Gain on disposition of discontinued operations................       --         --     (1,398)      (1,398)         --
  Loss on disposal of equipment.................................       --         --        219           22          --
  Reserve for idle equipment due to downsizing the night vision
    business....................................................    1,411         --         --           --          --
  Changes in assets and liabilities:
    Accounts receivable.........................................    4,037     (3,829)     5,055        4,830      (5,314)
    Progress billings receivable on contracts-in-progress.......    4,642         --         --           --          --
    Inventories.................................................    1,337     (3,827)    (9,116)      (2,112)     (1,840)
    Prepaid expenses and other assets...........................   (1,335)     1,900        942          (30)        155
    Accounts payable............................................     (320)      (953)     1,276        1,298        (448)
    Accrued payroll and other accrued liabilities...............   (2,036)    (3,586)       676           60        (750)
    Customer advances...........................................    1,106      1,961      7,641        1,786       4,591
    Discontinued operations -- noncash changes and working
      capital changes...........................................       --         --     (2,770)      (4,328)        100
                                                                  -------    -------    -------      -------     -------
Total adjustments...............................................   12,998     (6,671)     3,408          469      (3,171)
                                                                  -------    -------    -------      -------     -------
Net cash and cash equivalents provided by (used in) operating
  activities....................................................   14,521     (5,263)    10,508        2,271      (1,274)
INVESTING ACTIVITIES
Purchase of short-term investments..............................   (1,001)    (9,084)    (3,001)      (1,000)     (2,571)
Proceeds from maturities of short-term investments..............       --      6,006      7,080        2,998          --
Purchase of property and equipment..............................     (647)      (953)    (3,042)        (745)     (1,385)
Investment in Cathode...........................................       --         --         --           --      (1,074)
Payment for non-compete covenant................................     (305)      (305)        --           --          --
Proceeds from sale of discontinued operations...................       --         --      7,546           --          --
Proceeds from sale of Chorus Investment.........................       --         --        930           --          --
Proceeds from settlement of purchase price arbitration..........    2,014         --         --           --          --
                                                                  -------    -------    -------      -------     -------
Net cash and cash equivalents provided by (used in) investing
  activities....................................................       61     (4,336)     9,513        1,253      (5,030)
FINANCING ACTIVITIES
Proceeds from issuance of common stock..........................       14         14     12,079           60           1
Repurchase of common stock......................................       --        (23)        (4)          (7)         --
Payments of debt obligations....................................   (1,834)        --         --           --          --
Dividends on common stock.......................................       --         --     (4,922)          --          --
Dividends on redeemable Series 1 Preferred Stock................       --         --        (25)          --          --
Exchange of Series A Preferred Stock for common stock...........       --         --     (9,895)          --          --
Redemption of redeemable Series 1 Preferred Stock...............       --         --     (6,100)      (1,525)         --
                                                                  -------    -------    -------      -------     -------
Net cash and cash equivalents provided by (used in) financing
  activities....................................................   (1,820)        (9)    (8,867)      (1,472)          1
                                                                  -------    -------    -------      -------     -------
Net increase (decrease) in cash and cash equivalents............   12,762     (9,608)    11,154        2,052      (6,303)
Cash and cash equivalents at beginning of period................    6,114     18,876      9,268        9,268      20,422
                                                                  -------    -------    -------      -------     -------
Cash and cash equivalents at end of period......................  $18,876    $ 9,268    $20,422     $ 11,320     $14,119
                                                                  =======    =======    =======      =======     =======
Cash paid (received) for:
  Interest......................................................  $   113    $    12    $    --     $     --     $    --
  Income taxes..................................................    2,687         52      3,487           --       1,850
  Income tax refund.............................................       --     (1,120)      (727)          --          --
Other noncash changes:
  Purchase accounting adjustments...............................    1,454         --         --           --          --
  System transferred from machinery and equipment to
    inventory...................................................      380         --         --           --          --
  Investment in Cathode through assumption notes payable........       --         --         --           --       1,980

                            See accompanying notes.

                                 INTEVAC, INC.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
   (INFORMATION RELATING TO THE THREE MONTH PERIODS ENDING APRIL 1, 1995 AND
                          MARCH 30, 1996 IS UNAUDITED)

1.  BUSINESS AND NATURE OF OPERATIONS

     Intevac, Inc. ("Intevac" or the "Company") was formed in October 1990 for the purpose of acquiring certain business assets and liabilities from Varian Associates, Inc. ("Varian"). In February 1991, certain agreements were entered into between Varian and the Company which provided for the transfer of the assets and business of Varian's disk sputtering equipment business, night vision device business and molecular beam epitaxy ("MBE") equipment business to Intevac.

     In October 1993, certain assets of the MBE business were exchanged for a 20% ownership in the outstanding stock of Chorus Corporation ("Chorus"), a manufacturer of MBE products. The Company retained the rights to sell certain residual assets of the MBE business not exchanged with Chorus Corporation. Disposition of these assets was completed during the first quarter of 1995. In the third quarter of 1995, the Company sold its investment interest in Chorus.

     In 1994, the Company purchased certain assets from Aktis Corporation and purchased certain patents from Baccarat Electronics, Inc. for $182,000 which formed the genesis of its Rapid Thermal Processing Operation ("RTP"). RTP is developing a rapid thermal system for use in the production of flat panel displays under Advanced Research Project Agency ("ARPA") contracts. RTP delivered and sold its first RTP system in the first quarter of 1995 and a second RTP system in the first quarter of 1996.

     In the second quarter of 1995, the Company completed the sale of its night vision business to Litton Systems, Inc. for cash. The Company retained certain engineering personnel from the night vision business as well as some government contracts for research and development work in photocathodes, various applications of that technology, and development of processes for making thin film transistors with sputtered materials. This activity was organized with the RTP business to form the Advanced Technology Division ("ATD"). ATD expects to continue this type of work and will seek continued customer support for research and development activities.

     In the first quarter of 1996, the Company purchased all of the outstanding stock of Cathode Technology Corporation ("Cathode") for $1,060,000 cash and notes in the aggregate amount of $2,000,000. Cathode designs and manufactures magnetron sputter sources for use in the Company's disk sputtering systems. This acquisition is accounted for under the purchase method. The notes bear interest at 5.58% compounded monthly and payable quarterly. Principal payments on the notes are made quarterly based upon unit sales of the Cathode sputter sources. Any remaining balance on the notes on January 24, 2001 is due in full regardless of sputter source sales. Cathode licenses its patented magnetron sputter source technology from Alum Rock Technology, Inc. ("Alum Rock") for a royalty of 2.5% of sales of Cathode sputter sources. As part of the transaction the company received from Alum Rock: (1) an exclusive license to use Alum Rock's technology in the disk sputtering business, (2) a non-exclusive license to use Alum Rock's technology in other businesses, and (3) an option to purchase Alum Rock's patents for $1,000,000. The company has also entered into five year non-compete agreements with the principals of Cathode and Alum Rock.

     The Company is a supplier of static sputtering systems used to manufacture thin-film disks for computer hard disk drives. The Company's principal product, the MDP-250B system enables disk manufacturers to achieve high coercivities, high signal-to-noise ratios, minimal disk defects, durability and uniformity, all of which are necessary in the production of high performance, high capacity disks. The Company sells its static sputtering systems to both captive and merchant thin film disk manufacturers. The Company sells and markets its products directly in the United States, and through exclusive distributors in Japan, Taiwan and Korea. The Company supports its customers in Southeast Asia through its wholly owned subsidiary in Singapore.

                                 INTEVAC, INC.

   (INFORMATION RELATING TO THE THREE MONTH PERIODS ENDING APRIL 1, 1995 AND
                          MARCH 30, 1996 IS UNAUDITED)

2.  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

  Basis of Presentation

     The consolidated financial statements include the accounts of Intevac and its subsidiaries. All intercompany transactions and balances have been eliminated.

  Interim Financial Information

     The financial statements and related notes as of March 30, 1996 and for the three months ended April 1, 1995 and March 30, 1996 are unaudited and have been prepared on the same basis as the audited financial statements. The unaudited financial statements include all adjustments (consisting solely of normal recurring accruals) which are, in the opinion of management, necessary for a fair presentation of the financial position and results of operations for the interim period.

  Revenue Recognition

     Systems and components -- Revenue for system sales is recognized upon customer acceptance. Revenue for system component sales is recognized upon shipment.

     Service and Maintenance -- Service and maintenance contract revenue, which to date has been insignificant, is recognized ratably over applicable contract periods or as services are performed.

     Technology Development -- The Company performs best efforts research and development work under various research contracts. Revenue on these contracts is recognized in accordance with contract terms, typically as costs are incurred.

     These contracts cover such projects as developing a sputtering process for thin film transistors and developing technology for rapid thermal processing of glass substrates. Typically, for each contract, the Company commits to perform certain research and development efforts up to an agreed upon amount. In connection with these contracts, the Company receives funding on an incremental basis up to a ceiling. Upon completion of each contract, each party will typically receive certain rights to the technical and computer software data developed under the contract. In addition, the Company has, from time to time, negotiated with a third party to fund a portion of the Company's costs in return for a joint interest to the Company's rights at the end of the contract.

     Net revenues and related cost of net revenues associated with these contracts were $258,000 and $256,000 for 1994, respectively, $1,210,000 and $1,180,000 for 1995, respectively, $313,000 and $304,000 for the three months ended April 1, 1995, respectively and $367,000 and $351,000 for the three months ended March 30, 1996, respectively.

  Warranty

     The Company's standard warranty provides for warranty for 2,000 hours of operation or up to twelve months from customer acceptance, whichever occurs first. During this warranty period any necessary non-consumable parts are supplied and installed. Nonsystem products are warranted for a period of up to twenty four months from shipment. A provision for the estimated cost of warranty is recorded upon customer acceptance for systems and upon shipment for nonsystem products.

                                 INTEVAC, INC.

   (INFORMATION RELATING TO THE THREE MONTH PERIODS ENDING APRIL 1, 1995 AND
                          MARCH 30, 1996 IS UNAUDITED)

  International Distribution Costs

     The Company makes payments to agents and distributors under certain agreements related to international sales in return for obtaining orders and providing installation and warranty services. Payments to these agents and distributors are included in cost of net revenues. These amounts totaled approximately $1,046,000, $1,289,000, and $1,866,000 for the years ended December 31, 1993, 1994, and 1995, respectively, and $18,000 and $650,000 for the three month periods ending April 1, 1995 and March 30, 1996, respectively.

  Advertising Expenses

     The Company accounts for advertising costs as expense in the period in which they are incurred. Advertising expenses for 1993, 1994, 1995, and the three months ended March 30, 1996 were insignificant.

  Customer Advances

     Customer advances generally represent nonrefundable deposits invoiced by the Company in connection with receiving customer purchase orders and shipment of the systems. Customer advances related to systems that have not been shipped to customers included in accounts receivable represent $946,000, $806,000 and $2,198,000 at December 31, 1994 and 1995, and March 30, 1996, respectively.

  Cash and Cash Equivalents

     The Company considers all highly liquid investments with a maturity of three months or less when purchased to be cash equivalents.

  Short-Term Investments

     Short-term investments consist principally of debt instruments with maturities between three and twelve months and are carried at cost, which approximates market. These investments are variable rate and typically short-term in nature and therefore bear minimal risk.

     Effective January 1, 1994, the Company adopted Statement of Financial Accounting Standards No. 115, "Accounting for Certain Investments in Debt and Equity Securities" (FAS 115). Under FAS 115, all affected debt and equity securities must be classified as held-to-maturity, trading, or available-for-sale. The cumulative effect as of January 1, 1994 of adopting FAS 115 was immaterial.

     Management determines the appropriate classification of debt securities at the time of purchase and reevaluates such designation as of each balance sheet date. At December 31, 1994 and March 30, 1996, all debt securities were classified as held-to-maturity. The Company had the intent and ability to hold the securities to maturity. Held-to-maturity securities are stated at amortized cost. The fair value of the short-term investments approximates their carrying value.

     Cash and cash equivalents represent cash accounts, money market funds and variable rate municipal bonds purchased with original maturities of less than ninety days. At December 31, 1994 and March 30, 1996, short-term investments represent investments in variable rate municipal bonds. The fair market value of the short-term investments as of December 31, 1994 and March 30, 1996 was $4,073,000 and $2,543,000, respectively.

                                 INTEVAC, INC.

   (INFORMATION RELATING TO THE THREE MONTH PERIODS ENDING APRIL 1, 1995 AND
                          MARCH 30, 1996 IS UNAUDITED)

  Inventories

     Inventories for night vision products in 1994 are stated at the lower of weighted average cost or market. System and component inventories are stated at the lower of standard cost (which approximates actual cost on a first-in, first-out basis) or market. Inventories consist of the following:

                                                           DECEMBER 31,
                                                        -------------------     MARCH 30,
                                                         1994        1995         1996
                                                        -------     -------     ---------
                                                                 (IN THOUSANDS)
        Raw materials.................................  $ 2,288     $ 2,900      $ 3,499
        Work-in-progress..............................    7,707      10,818        8,898
        Finished goods................................    1,229       2,750        5,911
                                                        -------     -------      -------
                                                        $11,224     $16,468      $18,308
                                                        =======     =======      =======

  Property, Plant, and Equipment

     Property, plant and equipment is carried at cost less allowances for accumulated depreciation. Profits and losses on dispositions are reflected in current operations.

     Depreciation is computed using the straight-line method over the estimated useful lives of the assets, which are generally five to seven years for machinery and equipment and ten years for buildings. Amortization of leasehold improvements is computed using the shorter of the remaining terms of the leases or the estimated economic useful lives of the improvements.

     In 1995, the Financial Accounting Standards Board issued the Statement of Financial Accounting Standards No. 121 (SFAS 121), "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed of". SFAS 121 requires recognition of impairment of long-lived assets in the event the net book value of such assets exceeds the future undiscounted cash flows attributable to such assets. SFAS 121 is effective for fiscal years beginning after December 15, 1995. Adoption of SFAS 121 has not had a material impact on the Company's financial position or results of operations.

  Intangible Assets

     In connection with the acquisition of various operating divisions from Varian, the Company entered into two separate non-compete covenants with Varian. In connection with these covenants, the final installment of $305,000 was paid on February 15, 1994.

     Goodwill of $2,855,000 related to the Cathode acquisition is being amortized over seven years and $200,000 assigned to a non-compete agreement will be amortized over five years. Accumulated amortization at March 30, 1996 was $108,000 for these intangible assets.

  Income Taxes

     Effective January 1, 1993, the Company changed its method of accounting for income taxes to the liability method required by Statement of Financial Accounting Standards No. 109 (FAS 109). The Company adopted FAS 109 retroactively to the earliest year presented. Under FAS 109, deferred tax liabilities and assets are recognized based on temporary differences between the financial statement and tax bases of assets and liabilities using current statutory tax rates. FAS 109 also requires a valuation allowance against net deferred tax assets if, based upon the available evidence, it is more likely than not that some or all of the deferred tax assets will not be realized.

                                 INTEVAC, INC.

   (INFORMATION RELATING TO THE THREE MONTH PERIODS ENDING APRIL 1, 1995 AND
                          MARCH 30, 1996 IS UNAUDITED)

  Net income per share

     Net income per share is computed using the weighted average number of shares of common stock and common equivalent shares, when dilutive, from convertible preferred stock (using the as-if-converted method) and from stock options (using the treasury stock method). Pursuant to the Securities and Exchange Commission Staff Accounting Bulletins, common and common equivalent shares issued by the Company at prices below the initial public offering price during the twelve-month period prior to the offering have been included in the calculation, for periods prior to the initial public offering date, as if they were outstanding for all periods presented (using the treasury stock method at an assumed initial public offering price). Dividends paid to Series 1 preferred stockholders through the redemption of the Series 1 Preferred Stock in the third quarter of 1995 were $25,000. The impact on net income per share and net income applicable to common stock is not material.

  Reverse Stock Split

     Effective October 3, 1995, there was a 2-for-3 reverse stock split of the Company's common stock and common stock equivalents with the corresponding adjustment of conversion rights related to the Company's Series A Preferred Stock. All share and per share amounts included in the accompanying financial statements and notes have been adjusted retroactively to reflect this reverse stock split.

  Employee Stock Plans

     The Company accounts for its stock option plans and its employee stock purchase plan in accordance with provisions of the Accounting Principles Board's Opinion No. 25 (APB 25), "Accounting For Stock Issued to Employees." In 1995, the Financial Accounting Standards Board released the Statement of Financial Accounting Standard No. 123 (SFAS 123), "Accounting for Stock Based Compensation." SFAS 123 provides an alternative to APB 25 and is effective for fiscal years beginning after December 15, 1995. The Company has elected to continue to account for its employee stock plans in accordance with the provisions of APB 25. Accordingly, SFAS 123 is not expected to have any material impact on the company's financial position or results of operations.

  Use of Estimates

     The preparation of financial statements in conformity with generally accepted accounting principals requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results inevitably will differ from those estimates, and such differences may be material to the financial statements.

3.  CONCENTRATIONS

  Credit Risk and Significant Customers

     Financial instruments that potentially subject the Company to significant concentrations of credit risk consist of cash equivalents, short-term investments, and accounts receivable. The Company generally invests its excess cash in money market funds and in variable rate municipal bonds, which have contracted maturities within one year. By policy, the Company's investments in commercial paper, Certificates of Deposit (CD's), Eurodollar time deposits, or bankers acceptances are rated A1/P1, or better. Investments in tax exempt or tax advantaged instruments, such as variable rate

                                 INTEVAC, INC.

   (INFORMATION RELATING TO THE THREE MONTH PERIODS ENDING APRIL 1, 1995 AND
                          MARCH 30, 1996 IS UNAUDITED)

municipal bonds are rated A, AA, or better. To date, the Company has not incurred losses related to these investments.

     The Company operates primarily in one business segment (subsequent to the discontinuance of the night vision business), which is to design, manufacture, and sell capital equipment used in high technology manufacturing and research activities. Historically, a significant portion of the Company's revenues in any particular period have been attributable to sales to a limited number of customers. The Company performs credit evaluations of its customers' financial conditions and requires deposits on system orders but does not generally require collateral or other security to support customer receivables. In 1993, three customers accounted for approximately 21%, 14%, and 11% of net revenues; in 1994, five customers accounted for 25%, 15%, 13%, 12%, and 10% of net revenues; in 1995, three customers accounted for 40%, 20%, and 17% of net revenues; for the three months ended April 1, 1995, three customers accounted for 44%, 13% and 10% of net revenues; and for the three months ended March 30, 1996, three customers accounted for 40%, 23% and 22% of net revenues. The Company's largest customers purchase disk-sputtering systems and change from period to period as thin-film disk fabrication facilities are built or expanded.

  Products

     Disk sputtering equipment contributed a significant portion of the Company's revenues and profits in 1995. The Company expects that its ability to maintain or expand its current levels of revenues and profits in the future will depend upon its success in enhancing its existing systems and developing and manufacturing, in a timely manner, the next generation of disk sputtering equipment.

  Markets

     The market for the Company's products is characterized by rapid technological developments, evolving industry standards, changes in customer requirements, new product introductions and enhancements. The market for disk sputtering systems is primarily dependent upon the decision of a prospective customer to replace obsolete equipment or to increase manufacturing capacity by upgrading or expanding existing manufacturing facilities or constructing new manufacturing facilities, all of which typically involve a significant capital commitment. In addition, the cyclicality of the disk drive industry, among other factors, may cause prospective customers to postpone decisions regarding major capital expenditures, including purchases of the Company's systems.

  Materials

     In certain instances, the Company is dependent upon a sole supplier or a limited number of suppliers, or has qualified only a single or limited number of suppliers, for certain complex components or sub-assemblies utilized in its products. In addition, the Company makes extensive use of suppliers serving the semiconductor equipment business and such suppliers may choose to give priority to their semiconductor equipment customers that are much larger than the Company. Any prolonged inability to obtain adequate deliveries could require the Company to pay more for inventory, parts and other supplies, seek alternative sources of supply, delay its ability to ship its products and damage relationships with current and prospective customers. Any such delay or damage could have a material adverse effect on the Company's business, financial condition and results of operations.

                                 INTEVAC, INC.

   (INFORMATION RELATING TO THE THREE MONTH PERIODS ENDING APRIL 1, 1995 AND
                          MARCH 30, 1996 IS UNAUDITED)

  Inventories

     Given the volatility of the market, the Company makes inventory provisions for potentially excess and obsolete inventory based on backlog and forecasted demand. However, such backlog demand is subject to revisions, cancellations, and rescheduling. Actual demand will inevitably differ from such anticipated demand, and such differences may have a material effect on the financial statements.

  Competition

     The Company experiences intense competition worldwide from three principal competitors, each of which has substantially greater financial, technical, marketing, manufacturing and other resources than the Company. There can be no assurance that the Company's competitors will not develop enhancements to, or future generations of, competitive products that will offer superior price or performance features or that new competitors will not enter the Company's markets and develop such enhanced products. Because of these competitive factors, there can be no assurance that the Company will be able to compete successfully in the future. Increased competitive pressure could cause the Company to lower prices for its products, thereby adversely affecting the Company's business, financial condition and results of operations.

  Export Net Revenues

     Export net revenues by geographic region were as follows (in thousands):

                           YEAR ENDED
                          DECEMBER 31,                         EUROPE     FAR EAST     TOTAL
    ---------------------------------------------------------  ------     --------     ------
       1993..................................................  $1,481      $5,705      $7,186
       1994..................................................      13       8,231       8,244
       1995..................................................     723       7,954       8,677

                       THREE MONTHS ENDED
    ---------------------------------------------------------
    April 1, 1995............................................     695          80         775
    March 30, 1996...........................................    --         6,740       6,740

     International sales are likely to continue to account for a substantial portion of net revenues in the future. Sales and operating activities outside of the United States are subject to certain inherent risks, including fluctuations in the value of the United States dollar relative to foreign currencies, tariffs, quotas, taxes and other market barriers, political and economic instability, restrictions on the export or import of technology, potentially limited intellectual property protection, difficulties in staffing and managing international operations and potentially adverse tax consequences. There can be no assurance that any of these factors will not have a material adverse effect on the Company's business, financial condition or results of operations. In particular, although the Company's international sales have been denominated in United States dollars, such sales and expenses may not be denominated in dollars in the future, and currency exchange fluctuations in countries where the Company does business could materially adversely affect the Company's business, financial condition and results of operations.

4.  DISCONTINUED OPERATIONS

     In the fourth quarter of 1992, the Company was notified by the U.S. Army that the night vision business had not been awarded the next phase of a significant production contract that was critical to

                                 INTEVAC, INC.

   (INFORMATION RELATING TO THE THREE MONTH PERIODS ENDING APRIL 1, 1995 AND
                          MARCH 30, 1996 IS UNAUDITED)

the business. In 1993, as the majority of the existing U.S. Army contract was completed, the Company incurred a $1,400,000 charge to operations for the downsizing of the night vision business, primarily related to noncash expenses for losses on idle fixed assets.

     In the first quarter of 1995, the Company adopted a formal plan to discontinue the operations of its night vision business. Accordingly, the consolidated statements of operations and cash flows for all periods presented reflect the night vision operations as discontinued. In the second quarter of 1995, the Company sold its night vision business to Litton Systems, Inc. for cash of $7,546,000. The terms of the sale of the night vision business required the Company to indemnify Litton Systems, Inc. for certain potential warranty and environmental claims. In connection with this sale, the Company recorded a net gain on disposal of $2,254,000 ($1,398,000 after tax, or $0.13 per share) as follows:

        Gain on sale, less applicable income taxes of $1,007,000.........  $1,645,000
        Operating losses from April 1, 1995 to May 5, 1995, net of
          applicable benefit from income taxes of $151,000...............    (247,000)
                                                                           ----------
                                                                           $1,398,000
                                                                           ==========

     In connection with this sale, the Company reduced the gain by a charge of $2,622,000 ($1,626,000 after tax, or $0.15 per share) for costs associated with the sale. The significant components of this charge included $795,000 for warranty costs, $680,000 for estimated environmental remediation costs associated with the site of the night vision operations, and $476,000 for write-offs of certain prepaid expenses and other assets. The estimated environmental remediation costs associated with the site of the night vision operation was based upon a preliminary contractor bid for permits and removal of all toxic materials the Company is responsible for removing. Although management believes that the reserves established will cover any potential warranty and environmental remediation obligations the Company may have, with respect to the night vision operations and its occupancy of the Palo Alto site, there can be no assurance that such reserves will be adequate, or that there will not be a material impact in the near term on the financial statements presented.

     Net revenues of the night vision business included in discontinued operations were $37,545,000, $18,356,000, and $4,221,000 for the years ended
December 31, 1993, 1994, and 1995 respectively. The income (loss) from discontinued operations were net of a provision (benefit) for income taxes of $893,000, $(163,000) and $(39,000) for the years ended December 31, 1993, 1994, and 1995, respectively.

5.  INVESTMENT IN 601 CALIFORNIA AVENUE LLC

     In the third quarter of 1995, the Company entered into a Limited Liability Company Operating Agreement ("the Operating Agreement") which expires December 31, 2015 with 601 California Avenue LLC (the "LLC"), a California limited liability company formed and owned by the Company and certain shareholders of the Company. The LLC was formed for the purpose of removing the buildings, remediation and the development of an office building at the site of the Company's discontinued night vision business (the "Site"). Under the Operating Agreement, the Company transferred its leasehold interest in the Site in exchange for a preferred share in the LLC, having an aggregate liquidation preference equal to $3,900,000, (unaudited), and the remaining shareholders of the LLC contributed cash of approximately $1,053,000 (unaudited). The Company's preferred share votes with the common shares and has one vote out of 1,001, except for votes on the sale, transfer or lease of the Site, the LLC or changes to the rights of the preferred share as to which approval of the holder of the preferred share is required. The leasehold interest in the Site is with the Board of

                                 INTEVAC, INC.

   (INFORMATION RELATING TO THE THREE MONTH PERIODS ENDING APRIL 1, 1995 AND
                          MARCH 30, 1996 IS UNAUDITED)

Trustees of the Leland Stanford Junior University. The leasehold interest is fully paid and expires in the year 2053. The fair market value of the leasehold interest in the Site was determined by an independent appraiser to be $3,900,000 (unaudited). The Company is accounting for the investment under the cost recovery method and has recorded its investment in the LLC at approximately $2,431,000, which represents the Company's historical carrying value of the leasehold interest in the Site which the Company believes is less than the net realizable value. The Company and the LLC will cross-indemnify each other for potential environmental claims relating to acts prior to and subsequent to the transfer of the Site, respectively. Per the Operating Agreement, the Company is not required to contribute additional capital to the LLC. The preferred share in the LLC accrues an annual 10% cumulative preferred return. The cumulative preferred return is not payable until the property is developed and generating positive operating cash flow, which among other factors, is dependent on the LLC obtaining additional financing, performing site environmental remediation for which Varian has made certain indemnifications, developing the Site, and negotiating a favorable lease(s). The Company has estimated its potential environmental remediation costs and has provided a reserve of $680,000 for such estimated costs. This reserve is included in net liabilities of discontinued operations.

6.  INVESTMENT IN CHORUS CORPORATION

     In the fourth quarter of 1993, the Company sold its MBE operations and acquired 20% of the outstanding capital stock of Chorus, a manufacturer of MBE products, in a nonmonetary exchange whereby the Company agreed to deliver inventory and fixed assets, and Chorus agreed to assume MBE's vacation liability. In connection with this sale, the Company recorded a loss of approximately $800,000, which is included in other income (expense), net. The investment is accounted for under the equity method. The net effect of the Company's share of Chorus' net income (loss) is included in other income (expense), net and was $(20,000), $(2,000) and $165,000 for the years ended December 31, 1993, 1994 and 1995, respectively.

     Certain MBE inventory, sufficient to fill MBE's backlog at October 1993, was not sold to Chorus. However, Chorus used this inventory to complete the backlog sales and reimbursed the Company for the cost of this inventory upon completion of the sale. A receivable of $249,000 was recorded in the Company's financial statements at December 31, 1994 for the cost of such inventory. In addition, the Company retained the rights to sell certain other residual used systems of the MBE business that were not exchanged with Chorus. The sale of these used systems was completed during the first quarter of 1995.

     In the third quarter of 1995, the Company sold its 20% investment interest in Chorus, which represented 1,250,000 shares of Chorus stock to an individual for $500,000 in cash and a note for $2,380,000. This note bears interest at 12.5% per year with principal and interest payable in installments through August 1997. The note is secured by 1,033,000 shares of Chorus stock. The sales price of the Chorus stock exceeded the net carrying value of the Company's investment in Chorus by approximately $1,800,000. Due to the inherent uncertainties regarding the performance of an individual making the remaining installment payments on the note, the Company will defer the gain on the sale and recognize it under the cost recovery method. Under the cost-recovery method, no profit is recognized until cash payments by the individual buyer, including principal and interest on debt due to the Company, exceed the Company's net carrying value of its investment. The note receivable reserve of approximately $1,773,000 at December 31, 1995 and at March 30, 1996 represents the deferred gain under the cost-recovery method.

                                 INTEVAC, INC.

   (INFORMATION RELATING TO THE THREE MONTH PERIODS ENDING APRIL 1, 1995 AND
                          MARCH 30, 1996 IS UNAUDITED)

7.  LINE OF CREDIT

     During 1993, the Company entered into a Business Loan Agreement with a bank, which was amended and restated in March 1996 and which provides for a total of $10.0 million in available borrowings based on eligible receivables. The agreement is for a revolving line of credit, which is available until March 13, 1997, when the outstanding principal will be payable. Interest on outstanding amounts is due monthly. The line of credit bears interest, at the option of the Company, at the prime rate, or the London Interbank Offering Rate (LIBOR) plus two and one-half percent per annum. In the event of default, interest on the outstanding loan increases to 5.00% over the prime rate.

     As of March 30, 1996, no amounts were outstanding under the agreement. The Company is required to maintain certain financial ratios and other financial conditions. Substantially all of the Company's assets are pledged as collateral on the borrowings.

8.  COMMITMENTS AND CONTINGENCIES

  Commitments

     The Company leases certain facilities under noncancelable operating leases that expire in 1999. The facility leases require the Company to pay for all normal maintenance costs.

     Future minimum rental payments under these leases at December 31, 1995 are as follows (in thousands):

            1996........................................................  $  948
            1997........................................................     911
            1998........................................................     901
            1999........................................................     467
                                                                          ------
                                                                          $3,184
                                                                          ======

     Gross rental expense was approximately $1,420,000, $1,212,000, $675,000 and $254,000 for the years ended December 31, 1993, 1994, and 1995 and for the three months ending March 30, 1996, respectively. Offsetting rental expense for the periods ending December 31, 1993, 1994 and 1995 was sublease income of $837,000, $739,000, and $14,000, respectively. There was no sublease income for the three month period ending March 30, 1996.

  Contingencies

     In August 1993, Rockwell International Corporation ("Rockwell") sued the Federal government alleging infringement of certain patent rights with respect to the contracts the Federal government has had with a number of companies, including Intevac. The Federal government has notified the Company that it may be liable to the Federal government in connection with contracts for certain products from the Company's discontinued night vision business. There can be no assurance that the resolution of the claims by Rockwell with the Federal government will not have a material adverse effect on the Company's financial position, results of operations or cash flows. However, the Company believes that the ultimate resolution of this matter will not have a material adverse effect on its financial position, results of operations or cash flows.

                                 INTEVAC, INC.

   (INFORMATION RELATING TO THE THREE MONTH PERIODS ENDING APRIL 1, 1995 AND
                          MARCH 30, 1996 IS UNAUDITED)

9.  EMPLOYEE BENEFIT PLAN

     In 1991, the Company established a defined contribution retirement plan with 401(k) plan features. The plan covers all United States employees eighteen years and older. Employees may make contributions by a percentage reduction in their salaries, not to exceed the statutorily prescribed annual limit. The Company made contributions of $134,000, $112,000 and $49,000 for the years ended December 31, 1994 and 1995 and the three month period ending March 30, 1996, respectively, and made no contributions to the Plan for the year ended December 31, 1993. Administrative expenses relating to the plan are insignificant.

10.  REDEEMABLE PREFERRED STOCK

     On February 15, 1991, Intevac issued 610,000 shares of nonvoting redeemable Series 1 Preferred Stock to Varian. In 1995, the Company redeemed the shares of nonvoting redeemable Series 1 Preferred Stock held by Varian for $6,100,000 and paid dividends of $25,000 prior to the redemption.

11.  SHAREHOLDERS' EQUITY

     The Company's Articles of Incorporation authorizes 10,000,000 shares of Preferred Stock. The Board of Directors has the authority to issue the Preferred Stock in one or more series and to fix the price, rights, preferences, privileges and restrictions thereof, including dividend rights, dividend rates, conversion rights, voting rights, terms of redemption, redemption prices, liquidation preferences and the number of shares constituting any series or the designation of such series, without further vote or action by the shareholders.

  Convertible Preferred Stock

     The Company previously had authorized 20,000,000 shares of preferred stock, no par value, of which 13,020,000 shares were designated, issued and outstanding as Series A preferred stock and 1,000,000 shares had been designated as Series B preferred stock. The Series B preferred stock had been authorized by the Board of Directors but was not filed with the state of California. In the third quarter of 1995, the Series A convertible preferred shareholders of the Company exchanged all of the outstanding shares of Series A convertible preferred stock of the Company for common stock and cash. Each share of preferred stock was exchanged for two-thirds of a share of common stock and a cash payment of $0.76 which was based on a valuation from an independent appraiser. As a result of the exchange, 13,020,000 shares of convertible preferred stock were exchanged for 8,680,000 shares of common stock, and the Company's total cash payment was approximately $9,895,000 to the Series A convertible preferred shareholders. The Series A and B preferred stock were convertible into two-thirds of a share of common stock, at the option of the holder, subject to certain antidilution adjustments.

  Common Stock Dividend

     In 1995, subsequent to the convertible preferred stock exchange described above, the Company paid a one time dividend of $0.495 per outstanding share of common stock. The Company paid a cash dividend on 9,929,303 shares of approximately $4,922,000 to the common shareholders. The Company has no plans to pay dividends in the future.

                                 INTEVAC, INC.

   (INFORMATION RELATING TO THE THREE MONTH PERIODS ENDING APRIL 1, 1995 AND
                          MARCH 30, 1996 IS UNAUDITED)

  Stock Option/Stock Issuance Plans

     The Board of Directors approved the 1991 Stock Option/Stock Issuance Plan (the "1991 Plan") in 1991. The maximum number of shares that may be issued over the term of the 1991 Plan is 2,666,667 shares.

     The 1991 Plan is divided into two separate components: the Option Grant Program and the Stock Issuance Program. Under the Option Grant Program, the Company may grant either incentive stock options or nonqualified options or implement stock appreciation rights provisions at the discretion of the Board of Directors. Exercisability, option price, and other terms are determined by the Board of Directors, but the option price shall not be less than 85% and 100% of the fair market value for nonqualified options and incentive stock options, respectively, as determined by the Board of Directors.

     In 1995, the Board of Directors approved adoption of (i) the 1995 Stock Option/Stock Issuance Plan under which employees, nonemployee directors, and consultants may be granted stock options to purchase stock or issued shares of stock at not less than 85% of fair market value on the grant/issuance date; and
(ii) the Employee Stock Purchase Plan, under which employees may purchase common stock at semiannual intervals at the lower of 85% of the fair market value of the common stock at the beginning or end of each offering period up to an aggregate total of 250,000 shares of the Company's common stock. The 1995 Stock Option/Stock Issuance Plan is intended to serve as the successor equity incentive program to the Company's 1991 Stock Option/Stock Issuance Plan. 1,882,013 shares of common stock have been authorized for issuance which is comprised of the shares which remain available for issuance under the 1991 Stock Option/Stock Issuance Plan, including the shares subject to outstanding options and an additional increase of approximately 515,000 shares.

     Options under the Stock Option Plans are as follows:

                                                            OPTIONS OUTSTANDING
                                              ------------------------------------------------
                                                              AGGREGATE
                                              NUMBER OF        EXERCISE           PRICE PER
                                               SHARES           PRICE               SHARE
                                              ---------     --------------     ---------------
                                                   (IN THOUSANDS, EXCEPT PER SHARE DATA)
        Balance at December 31, 1992........      749           $  144            $0.15-0.75
          Granted...........................       75               96                 $1.28
          Exercised.........................      (47)             (14)          $0.15-$0.75
          Canceled..........................      (35)              (4)                $0.15
                                                  ---              ---
        Balance at December 31, 1993........      742              222            $0.15-0.75
          Granted...........................       99              215                 $2.18
          Exercised.........................      (37)             (14)          $0.15-$0.75
          Canceled..........................       (7)              (5)                $0.75
                                                  ---              ---
        Balance at December 31, 1994........      797              419            $0.15-2.18
          Granted...........................      708            3,738           $2.18-$7.50
          Exercised.........................     (557)            (174)          $0.15-$2.18
          Canceled..........................      (16)             (20)                $1.28
                                                  ---              ---
        Balance at December 31, 1995........      932            3,963            $0.15-7.50
          Exercised.........................       (3)              (7)                $2.18
                                                  ---              ---
        Balance at March 30, 1996...........      929           $3,956           $0.15-$7.50
                                                  ===              ===

                                 INTEVAC, INC.

   (INFORMATION RELATING TO THE THREE MONTH PERIODS ENDING APRIL 1, 1995 AND
                          MARCH 30, 1996 IS UNAUDITED)

     Options granted under the 1991 Stock Option/Stock Issuance Plan are immediately exercisable, however, unexercised options and shares purchased upon the exercise of the options are subject to vesting over a five-year period. Shares that are not vested may be repurchased by the Company. Options to purchase 402,097, 572,454, 126,947 and 135,062 shares were vested at December 31, 1993, 1994 and 1995 and March 30, 1996, respectively. Shares of 88,127,
46,773, 50,667 and 49,212 were subject to repurchase at December 31, 1993, 1994 and 1995 and March 30, 1996, respectively.

12.  RELATED PARTY TRANSACTIONS

     Kaiser Aerospace & Electronics Corporation (Kaiser) is a related party resulting from their stock interest in the Company. Kaiser owns approximately 46% of the outstanding common stock at December 31, 1995 and at March 30, 1996. Varian was a related party until August 1995 when their non-voting preferred stock was redeemed.

     The Company had system and product sales to Varian of $1,664,000, $2,491,000, $1,844,000 and $541,000 for the years ended December 31, 1993, 1994, and 1995 and for the three months ended April 30, 1995, respectively. The Company paid rent to Varian of approximately $1,352,000, and $1,056,000 during the years ended December 31, 1993 and 1994, respectively. At December 31, 1995, $199,000 was due from Varian. The Company has been a subcontractor to Kaiser on certain government contracts and recognized revenues of approximately $105,000, $406,000, and $12,000 for the years ended December 31, 1993, 1994 and 1995, respectively. Gross margins on these contracts for the years ended December 31, 1993, 1994 and 1995 were insignificant. In 1995, final settlement was reached on a cost-type contract, which resulted in the Company receiving $12,000 from Kaiser. The Company has not been a subcontractor to Kaiser in the three months ended March 30, 1996.

     Gross margins realized on related party transactions have not been materially different from the gross margins realized on similar types of transactions with unaffiliated customers. Management believes rent paid to Varian was made on terms comparable to what the Company could have obtained from an unaffiliated third party.

13.  INCOME TAXES

     Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax

                                 INTEVAC, INC.

   (INFORMATION RELATING TO THE THREE MONTH PERIODS ENDING APRIL 1, 1995 AND
                          MARCH 30, 1996 IS UNAUDITED)

purposes. Significant components of the Company's deferred tax assets computed in accordance with FAS 109 are as follows (in thousands):

                                                                      DECEMBER 31,
                                                                   -------------------
                                                                    1994         1995
                                                                   ------       ------
        Deferred tax assets:
          Discontinued operations reserve........................  $   --       $  809
          Idle equipment reserve.................................     237           --
          Vacation accrual.......................................     388          264
          Warranty reserve.......................................     510          454
          Deferred investment gain...............................      10          202
          Bad debt reserve.......................................      45          235
          Inventory valuation....................................   1,606        1,051
          Other accruals and reserves not previously deducted for
             tax purposes........................................     197          322
          Book depreciation in excess of tax depreciation........     375          173
          Other..................................................     330          188
                                                                   ------       ------
                                                                    3,698        3,698
        Valuation allowance for deferred tax assets..............    (862)        (462)
                                                                   ------       ------
        Total deferred tax assets................................  $2,836       $3,236
                                                                   ======       ======

     The valuation allowances of $0.9 million and $0.5 million at December 31, 1994 and 1995, respectively, relate to certain future state income tax deductions. The total valuation allowance for the year ended December 31, 1994 increased by $245,000 from December 31, 1993.

     The provision (benefit) for income taxes attributable to continuing operations consists of the following (in thousands):

                                                             YEARS ENDED DECEMBER 31,
                                                             -------------------------
                                                             1993      1994      1995
                                                             -----     ----     ------
        Federal:
          Current..........................................  $(780)    $ 76     $2,853
          Deferred.........................................    705      633       (109)
                                                             ------    ----      -----
                                                               (75)     709      2,744
        State:
          Current..........................................     --       --         99
          Deferred.........................................     --      117        336
                                                             ------    ----      -----
                                                                --      117        435
                                                             ------    ----      -----
             Total.........................................  $ (75)    $826     $3,179
                                                             ======    ====      =====

                                 INTEVAC, INC.

   (INFORMATION RELATING TO THE THREE MONTH PERIODS ENDING APRIL 1, 1995 AND
                          MARCH 30, 1996 IS UNAUDITED)

     A reconciliation of the income tax provision (benefit) at the federal statutory rate of 34% in 1993 and 1994 and 35% in 1995 to the income tax provision at the effective tax rate is as follows (in thousands):

                                                             YEARS ENDED DECEMBER 31,
                                                             -------------------------
                                                             1993     1994       1995
                                                             ----     -----     ------
        Income taxes (benefit) computed at the federal
          statutory rate...................................  $ (3)    $ 850     $3,130
        State taxes (net of federal benefit)...............    --        90        283
        Tax exempt income..................................    (9)     (125)       (92)
        Research credit....................................   (90)      (51)        --
        Other..............................................    27        62       (142)
                                                             ----     -----     ------
          Total............................................  $(75)    $ 826     $3,179
                                                             ====     =====     ======

     The Company's effective tax rates for the years ended December 31, 1993, 1994 and 1995 were 834.0%, 33.0% and 35.5%, respectively. The effective tax rates used for the three month periods ending April 1, 1995 and March 30, 1996 were 36.0% and 35.0%, respectively. This rate is based on the estimated annual tax rate complying with Financial Standards No. 109, "Accounting for Income Taxes".

     Pretax income (loss) from foreign operations was $(29,000), $40,000 and $7,000 for the years ended December 31, 1993, 1994, and 1995, respectively. Unrepatriated foreign earnings for which taxes have not been provided are immaterial.

14.  RESEARCH AND DEVELOPMENT COST SHARING AGREEMENT

     The Company entered into an agreement with a Japanese company to perform best efforts joint research and development work. The nature of the project is to develop a glass coating machine to be used in the production of flat panel displays. The Company was funded one-half of the actual costs of the project up to a ceiling of $4,250,000, payable in three installments. Subsequent to December 31, 1995, the Company amended the agreement to increase the funding ceiling to $5,450,000. At March 30, 1996, the Company had received $4,250,000 under the contract. Qualifying costs of approximately $1,826,000, $3,994,000, $1,958,000 and $784,000 for the years ended December 31, 1993, 1994, 1995, and the three months ended March 30, 1996, respectively, were incurred on this project, resulting in offsets against research and development costs of approximately $913,000, $1,997,000, $1,130,000 and $392,000 in 1993, 1994, 1995,
and the three months ended March 30, 1996, respectively.

     Upon completion of the research and development work, if successful, each party will receive certain manufacturing and marketing rights for separate regions of the world. The agreement also calls for certain royalty payments by each party to the other party, based on production and sales. The royalty rate will be 10% for each party until the party has received royalty payments equal to one-half of the amount spent on the development program, at which time the royalty rate decreases to 5%. Subsequent to December 31, 1995 the parties amended the agreement to make the royalty rate 5% for all sales.

15.  SUBSEQUENT EVENTS

     On May 3, 1996, the Company completed the acquisition of San Jose Technology Corporation ("SJT") for approximately $3.7 million in cash. SJT is a supplier of systems used to lubricate thin-film disks for computer hard disk drives. On June 6, 1996 the Company completed the acquisition of Lotus Technologies, Inc. ("Lotus") for approximately $8.3 million in cash. Lotus is a supplier of contact stop/start test equipment for computer hard disk drives and components. In connection with the

                                 INTEVAC, INC.

   (INFORMATION RELATING TO THE THREE MONTH PERIODS ENDING APRIL 1, 1995 AND
                          MARCH 30, 1996 IS UNAUDITED)

acquisitions, the Company expects to take a charge of approximately $5.8 million for in-process research and development in the three months ended June 29, 1996.

     The purchase price was allocated to tangible and intangible assets of Lotus and SJT based on the fair values of those assets using a risk adjusted discounted cash flow approach. The valuation of in-process research and development considered, among other factors, the stage of development of each project, the time and resources needed to complete each project, expected income and associated risks. Associated risks include the inherent difficulties and uncertainties in completing each project and thereby achieving technological feasibility, and risks related to the viability of potential changes in future target markets. The in-process research and development did not have alternative future uses. The purchase price allocations are based on preliminary appraisals received by Intevac, and will be finalized upon the closings to reflect the final balance sheets of Lotus and SJT.

               INTEVAC, INC., SAN JOSE TECHNOLOGY CORPORATION AND
                            LOTUS TECHNOLOGIES, INC.

          UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL INFORMATION

     On May 3, 1996, Intevac, Inc. ("Intevac" or the "Company") completed the acquisition of San Jose Technology Corporation ("SJT") for approximately $3.7 million in cash. SJT is a supplier of systems used to lubricate thin-film disks for computer hard disk drives.

     On June 6, 1996 the Company completed the acquisition of Lotus Technologies, Inc. ("Lotus") for approximately $8.3 million in cash. Lotus is a supplier of contact stop/start test equipment for computer hard drives and components.

     The following pro forma condensed combined financial statements give effect to the acquisition of SJT and Lotus under the purchase method of accounting at the date and for the periods shown. Under the purchase method of accounting, the amount relating to acquired in-process research and development will be charged to operations as of the purchase date. The purchase price allocations are based on preliminary appraisals received by Intevac, and will be finalized upon the closings to reflect the final balance sheets of Lotus and SJT. The Company presently expects to record a charge of approximately $5.8 million relating to the acquisition of in-process technology in the quarter ending June 29, 1996.

     The pro forma condensed combined balance sheet assumes the acquisitions occurred as of March 31, 1996 for SJT and April 30, 1996 for Lotus (the dates of the balance sheet) and presents the combined financial position of Intevac, SJT and Lotus. Such unaudited pro forma information is based on the historical balance sheets for Intevac, SJT and Lotus and gives effect for the pro forma adjustments described in the notes accompanying the pro forma condensed combined financial statements. The charge relating to the acquisition of in-process technology described above is included in the pro forma condensed combined balance sheet as a charge to retained earnings.

     The pro forma condensed combined statements of operations presents the combined year and three months results of Intevac, SJT and Lotus and, assumes the SJT acquisition took place on January 1, 1995 and January 1, 1996 and the Lotus acquisition took place on February 1, 1995 and February 1, 1996. Such unaudited pro forma information is based on the historical statements of operations for Intevac, SJT and Lotus and give effect for the pro forma adjustments described in the notes accompanying the pro forma condensed combined financial statements. The charge relating to the acquisition of in-process technology described above is excluded from the pro forma statements of operations as it represents a nonrecurring item directly related to the transactions. The pro forma condensed combined statement of operations for the year ended December 31, 1995 combines the historical statement of operations for Intevac for the year ended December 31, 1995 with the historical statement of operations for SJT for the twelve months ended December 31, 1995 and the historical statement of operations for Lotus for the fiscal year ended January 31, 1996. The pro forma condensed combined statement of operations for the three months ended March 30, 1996 combines the historical statement of operations information for Intevac for the three months ended March 30, 1996 with the historical statement of operations for SJT for the three months ended March 31, 1996 and the historical statement of operations for Lotus for the three months ended April 30, 1996.

     These pro forma statements may not be indicative of the results that actually would have occurred if the combinations had been in effect on the dates indicated or which may be realized in the future.

                     UNAUDITED PRO FORMA COMBINED CONDENSED

                                 BALANCE SHEET
                                 (IN THOUSANDS)

                                     MARCH 30,   MARCH 31,   APRIL 30,    PRO FORMA
                                       1996        1996        1996      ADJUSTMENTS
                                     ---------   ---------   ---------    INCREASE              PRO FORMA
                                      INTEVAC       SJT        LOTUS     (DECREASE)             COMBINED
                                     ---------   ---------   ---------   -----------            ---------
ASSETS
Current assets.....................   $48,507     $ 2,318      $ 867       $(3,715)(A)           $39,920
                                                                            (8,335)(C)
                                                                               278(B)
Property and equipment, net........     4,637         144         26            19(B)              4,826
Other assets.......................     5,460           1          7           100(B)             12,500
                                                                               785(B)
                                                                               136(D)
                                                                             1,016(D)
                                                                             4,995(B)(D)
                                     ---------   ---------   ---------   -----------            ---------
                                      $58,604     $ 2,463      $ 900       $(4,721)              $57,246
                                      =======     =======    =======     =========              ========
LIABILITIES AND SHAREHOLDERS'
  EQUITY
Current liabilities................   $28,656     $ 1,595      $ 783       $ 2,099(B)(D)         $33,133
Long term debt.....................       730       --         --           --                       730
Shareholders' equity
  Common stock.....................    15,305          95         54          (149)(J)            15,305
  Retained earnings................    13,913         773         63          (836)(J)             8,078
                                                                            (5,835)(B)(D)(K)
                                     ---------   ---------   ---------   -----------            ---------
          Total shareholders'
            equity.................    29,218         868        117        (6,820)               23,383
                                     ---------   ---------   ---------   -----------            ---------
                                      $58,604     $ 2,463      $ 900       $(4,721)              $57,246
                                      =======     =======    =======     =========              ========

                     UNAUDITED PRO FORMA COMBINED CONDENSED
                            STATEMENT OF OPERATIONS
                     (IN THOUSANDS, EXCEPT PER SHARE DATA)

                              YEAR ENDED           YEAR ENDED
                          DECEMBER 31, 1995     JANUARY 31, 1996
                          ------------------    ----------------     PRO FORMA                 PRO FORMA
                          INTEVAC      SJT           LOTUS          ADJUSTMENTS                COMBINED
                          -------     ------    ----------------    -----------                ---------
Net revenues............  $42,882     $2,273         $3,135           $    --                   $48,290
Cost of sales...........   27,714      1,152          1,836             2,063(E)(F)(G)(H)        32,765
                          -------     ------        -------          --------                   -------
Gross profit............   15,168      1,121          1,299            (2,063)                   15,525
Operating expenses:
  Selling general and
     administrative.....    4,550        508            417                --                     5,475
  Research and
     development........    2,603          1            923                --                     3,527
  Amortization of
     acquired
     intangibles........       --         --             --                65(E)(F)                  65
                          -------     ------        -------          --------                   -------
       Total operating
          expenses......    7,153        509          1,340                65                     9,067
                          -------     ------        -------          --------                   -------
Operating income
  (loss)................    8,015        612            (41)           (2,128)                    6,458
Other income (expense)..      929          8              8              (603)(I)                   342
                          -------     ------        -------          --------                   -------
Income (loss) from
  continuing operations
  before tax............    8,944        620            (33)           (2,731)                    6,800
Provision (benefit) for
  income taxes..........    3,179        279             --            (1,078)(L)                 2,380
                          -------     ------        -------          --------                   -------
Income (loss) from
  continuing
  operations............    5,765        341            (33)           (1,653)                    4,420
Income (loss) from
  discontinued
  operations............    1,335         --             --                --                     1,335
                          -------     ------        -------          --------                   -------
Net income (loss).......  $ 7,100     $  341         $  (33)          $(1,653)                  $ 5,755
                          =======     ======        =======          ========                   =======
Per share:
  Income (loss) from
     continuing
     operations.........  $  0.54     $ 3.59         $(0.01)                                    $  0.42
  Net income (loss).....  $  0.67     $ 3.59         $(0.01)                                    $  0.54
                          =======     ======        =======                                     =======
Shares used in computing
  net income per
  share.................   10,606         95          3,780                                      10,606
                          =======     ======        =======                                     =======

                     UNAUDITED PRO FORMA COMBINED CONDENSED
                            STATEMENT OF OPERATIONS
                     (IN THOUSANDS, EXCEPT PER SHARE DATA)

                                    THREE MONTHS ENDED
                     ------------------------------------------------
                     MARCH 30, 1996   MARCH 31, 1996   APRIL 30, 1996
                     --------------   --------------   --------------    PRO FORMA                  PRO FORMA
                        INTEVAC            SJT             LOTUS        ADJUSTMENTS                 COMBINED
                     --------------   --------------   --------------   -----------                 ---------
Net revenues.......     $ 15,126          $1,158           $1,312         $    --                    $17,596
Cost of sales......        9,203             510              800             516(E)(F)(G)(H)         11,029
                         -------          ------           ------           -----                    -------
Gross profit.......        5,923             648              512            (516)                     6,567
Operating expenses:
  Selling general
     and
  administrative...        1,887              92              101              --                      2,080
  Research and
     development...        1,379              --              189              --                      1,568
  Amortization of
     acquired
     intangibles...           --              --               --              16(E)(F)                   16
                         -------          ------           ------           -----                    -------
       Total
          operating
        expenses...        3,266              92              290              16                      3,664
                         -------          ------           ------           -----                    -------
Operating income...        2,657             556              222            (532)                     2,903
Other income
  (expense)........          261              15                4            (150)(I)                    130
                         -------          ------           ------           -----                    -------
Income (loss) from
  continuing
  operations before
  tax..............        2,918             571              226            (682)                     3,033
Provision (benefit)
  for income
  taxes............        1,021             249               55            (263) (L)                 1,062
                         -------          ------           ------           -----                    -------
Income (loss) from
  continuing
  operations.......        1,897             322              171            (419)                     1,971
Income (loss) from
  discontinued
  operations.......           --              --               --              --                         --
                         -------          ------           ------           -----                    -------
Net income.........     $  1,897          $  322           $  171         $  (419)                   $ 1,971
                         =======          ======           ======           =====                    =======
Per share:
  Income from
     continuing
     operations....     $   0.15          $ 3.39           $ 0.05                                    $  0.16
  Net income.......     $   0.15          $ 3.39           $ 0.05                                    $  0.16
                         =======          ======           ======                                    =======
Shares used in
  computing net
  income per
  share............       12,631              95            3,780                                     12,631
                         =======          ======           ======                                    =======

                                 INTEVAC, INC.

                          NOTES TO UNAUDITED PRO FORMA
                    CONDENSED COMBINED FINANCIAL STATEMENTS

1.  BASIS OF PRESENTATION

     The pro forma information presented is theoretical in nature and not necessarily indicative of the future consolidated results of operations of the Company or the consolidated results of operations which would have resulted had the Company purchased SJT and Lotus during the periods presented. The pro forma condensed consolidated financial statements reflect the effects of the acquisitions, assuming the acquisition and related events occurred as of March 30, 1996 for the purposes of the pro forma condensed combined balance sheet and as of January 1, 1995 and January 1, 1996 for the purposes of the pro forma condensed combined statements of operations.

2.  PRO FORMA CONDENSED CONSOLIDATED FINANCIAL STATEMENT ADJUSTMENTS:

    (A)   The purchase price for the completion of the SJT acquisition was determined as follows (in thousands):
          Cash.................................................................   $ 3,700
          Estimated transaction costs..........................................        15
                                                                                  -------
                                                                                  $ 3,715
                                                                                  =======
    (B)   Allocation of the purchase price for the completion of the SJT acquisition was determined as follows (in thousands):
          Current assets at March 31, 1996.....................................   $ 2,318
          Property and equipment at March 31, 1996.............................       144
          Other assets at March 31, 1996.......................................         1
          Current asset purchase price adjustment..............................       278
          Fixed asset purchase price adjustment................................        19
          Non-compete covenant.................................................       100
          Current technology intangible........................................       785
          Goodwill.............................................................       375
          Assumption of SJT current and other liabilities at March 31, 1996....    (1,595)
          Current liability purchase price adjustment..........................       (75)
          Deferred taxes.......................................................      (375)
          Acquired in-process research and development.........................     1,740
                                                                                  -------
                                                                                  $ 3,715
                                                                                  =======
    (C)   The purchase price for the completion of the Lotus acquisition was determined as follows (in thousands):
          Cash.................................................................   $ 8,320
          Estimated transaction costs..........................................        15
                                                                                  -------
                                                                                  $ 8,335
                                                                                  =======

                                 INTEVAC, INC.

                          NOTES TO UNAUDITED PRO FORMA
             CONDENSED COMBINED FINANCIAL STATEMENTS -- (CONTINUED)

    (D)   Allocation of the purchase price for the completion of the Lotus acquisition was determined as follows (in thousands):
          Current assets at April 30, 1996.....................................   $   867
          Property and equipment at April 30, 1996.............................        26
          Other assets at April 30, 1996.......................................         7
          Non-compete covenant.................................................       136
          Current technology intangible........................................     1,016
          Goodwill.............................................................     4,620
          Assumption of Lotus current liabilities at March 31, 1996............      (783)
          Deferred taxes.......................................................    (1,649)
          Acquired in-process research and development.........................     4,095
                                                                                  -------
                                                                                  $ 8,335
                                                                                  =======
    (E)   Amortization of the non-compete covenant and the current technology intangible for SJT will be amortized over the estimated useful lives of five years and two years, respectively. The amortization of the non-compete covenant will be included in operating expenses and amortization of the current technology intangible will be included in cost of sales.
    (F)   Amortization of the non-compete covenant, the current technology intangible and excess purchase price of $2,971,000 (goodwill) for Lotus will be amortized over the estimated useful lives of three years, three years and five years, respectively. The amortization of the non-compete covenant will be included in operating expenses and amortization of current technology and goodwill will be included in cost of sales.
    (G)   Goodwill created by the deferred tax liability on the SJT acquisition will be amortized over two years. The amortization of goodwill will be included in cost of sales.
    (H)   Goodwill created by the deferred tax liability on the Lotus acquisition will be amortized over three years. The amortization of goodwill will be included in cost of sales.
    (I)   To reduce interest income earned on the cash payments made to San Jose
          Technology and to Lotus for the purchase price and related acquisition costs.
    (J)   Elimination of SJT and Lotus stockholders' equity amounts.
    (K)   The pro forma statement of operations exclude the charge of $5.8 million for purchased in-process research and development which arose from the acquisition.
          These charges will be included in the Company's consolidated financial statements for the three month period ending June 29, 1996.
          The purchase price for each acquisition was allocated to the tangible and intangible assets of SJT and Lotus based on the fair market values of those assets using a risk adjusted discounted cash flows approach. The evaluation of the underlying technology acquired considered the inherent difficulties and uncertainties in completing the development, and thereby achieving technological feasibility, and the risks related to the viability of and potential changes in future target markets. The underlying technology had no alternative uses in other research and development projects or otherwise.

                                 INTEVAC, INC.

                          NOTES TO UNAUDITED PRO FORMA
             CONDENSED COMBINED FINANCIAL STATEMENTS -- (CONTINUED)

    (L)   The pro forma provision for income taxes represents the hypothetical amount that would have resulted had the Company, SJT and Lotus filed consolidated income tax returns during the period presented. The Company will not receive any tax benefits for either the amounts expensed as in-process technology or the expenses related to the amortization of acquired intangible assets.

               REPORT OF ERNST & YOUNG LLP, INDEPENDENT AUDITORS

The Board of Directors and Shareholders
Lotus Technologies, Inc.

     We have audited the accompanying balance sheet of Lotus Technologies, Inc. as of January 31, 1996, and the related statements of operations, shareholders' equity (deficit), and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

     We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

     In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Lotus Technologies, Inc. at January 31, 1996, and the results of its operations and its cash flows for the year then ended in conformity with generally accepted accounting principles.

                                                               ERNST & YOUNG LLP

San Jose, California
March 28, 1996, except for
Note 4, as to which the date
is June 5, 1996

                            LOTUS TECHNOLOGIES, INC.

                                 BALANCE SHEETS

                                                                                       APRIL 30,
                                                                                         1996
                                                                       JANUARY 31,     ---------
                                                                          1996
                                                                       -----------     (UNAUDITED)
                                                                                       ---------
ASSETS
Current assets:
  Cash and cash equivalents..........................................  $   601,712     $ 257,352
  Accounts receivable................................................      130,078       350,045
  Inventories........................................................      356,137       259,550
                                                                       -----------     ---------
Total current assets.................................................    1,087,927       866,947
Equipment and leasehold improvements:
  Machinery and equipment............................................       49,485        58,085
  Furniture and fixtures.............................................        2,561         2,561
  Leasehold improvements.............................................          455           455
                                                                       -----------     ---------
                                                                            52,501        61,101
  Accumulated depreciation and amortization..........................      (33,447)      (34,860)
                                                                       -----------     ---------
                                                                            19,054        26,241
Other assets.........................................................        7,162         7,162
                                                                       -----------     ---------
Total assets.........................................................  $ 1,114,143     $ 900,350
                                                                         =========      ========
LIABILITIES AND SHAREHOLDERS' EQUITY (DEFICIT)
Current liabilities:
  Accounts payable...................................................  $   209,112     $ 265,231
  Accrued bonuses....................................................      675,000       350,000
  Income taxes payable...............................................      --             55,000
  Customer deposits..................................................      234,744        53,519
  Other accrued liabilities..........................................       48,821        58,883
                                                                       -----------     ---------
Total current liabilities............................................    1,167,677       782,633
Shareholders' equity (deficit):
  Common stock, no par value:
     Authorized shares -- 10,000,000
     Issued and outstanding shares -- 3,780,000 at January 31, 1996
      and April 30, 1996 (unaudited).................................       54,200        54,200
  Retained earnings (deficit)........................................     (107,734)       63,517
                                                                       -----------     ---------
Total shareholders' equity (deficit).................................      (53,534)      117,717
                                                                       -----------     ---------
Total liabilities and shareholders' equity (deficit).................  $ 1,114,143     $ 900,350
                                                                         =========      ========

                            See accompanying notes.

                            LOTUS TECHNOLOGIES, INC.

                            STATEMENTS OF OPERATIONS

                                                                            THREE MONTHS ENDED
                                                         YEAR ENDED      -------------------------
                                                         JANUARY 31,     APRIL 30,      APRIL 30,
                                                            1996            1995           1996
                                                         -----------     ----------     ----------
                                                                                (UNAUDITED)
Revenues...............................................  $ 3,135,152     $  567,733     $1,311,547
Cost of revenues.......................................    1,835,965        294,123        799,543
                                                         -----------     ----------     ----------
Gross profit...........................................    1,299,187        273,610        512,004
Operating expenses:
  Research and development.............................      923,260        123,920        188,675
  Marketing and selling................................      253,951         16,727         58,357
  General and administrative...........................      162,770        102,847         42,856
                                                         -----------     ----------     ----------
Total operating expenses...............................    1,339,981        243,494        289,888
                                                         -----------     ----------     ----------
Income (loss) from operations..........................      (40,794)        30,116        222,116
Interest income........................................        8,129         --              4,135
                                                         -----------     ----------     ----------
Income (loss) before provision for income taxes........      (32,665)        30,116        226,251
Provision for income taxes.............................      --              --             55,000
                                                         -----------     ----------     ----------
Net income (loss)......................................  $   (32,665)    $   30,116     $  171,251
                                                           =========      =========      =========
  Net income (loss) per share..........................  $     (0.01)    $     0.01     $     0.05
                                                           =========      =========      =========
  Common shares used in computing per share amounts....    3,780,000      3,780,000      3,780,000
                                                           =========      =========      =========

                            See accompanying notes.

                            LOTUS TECHNOLOGIES, INC.

                  STATEMENTS OF SHAREHOLDERS' EQUITY (DEFICIT)

                                                                                           TOTAL
                                                   COMMON STOCK          RETAINED      SHAREHOLDERS'
                                               ---------------------     EARNINGS         EQUITY
                                                SHARES       AMOUNT      (DEFICIT)       (DEFICIT)
                                               ---------     -------     ---------     -------------
Balance at January 31, 1995..................  3,780,000     $54,200     $ (75,069)      $ (20,869)
  Net loss...................................     --           --          (32,665)        (32,665)
                                               ---------     -------     ----------       --------
Balance at January 31, 1996..................  3,780,000      54,200      (107,734)        (53,534)
  Net income (unaudited).....................     --           --          171,251         171,251
                                               ---------     -------     ----------       --------
Balance at April 30, 1996 (unaudited)........  3,780,000     $54,200     $  63,517       $ 117,717
                                               =========     =======     ==========       ========

                            See accompanying notes.

                            LOTUS TECHNOLOGIES, INC.

                            STATEMENTS OF CASH FLOWS

                                                          YEAR ENDED       THREE MONTHS ENDED
                                                           JANUARY       -----------------------
                                                             31,         APRIL 30,     APRIL 30,
                                                             1996          1995          1996
                                                          ----------     ---------     ---------
                                                                               (UNAUDITED)
OPERATING ACTIVITIES
Net income (loss).......................................  $  (32,665)    $  30,116     $ 171,251
Adjustments to reconcile net income (loss) to net cash
  provided by (used in) operating activities:
  Depreciation and amortization.........................       2,339           584         1,413
  Changes in operating assets and liabilities:
     Accounts receivable................................      86,861        44,748      (219,967)
     Inventories........................................    (193,719)      (69,907)       96,587
     Accounts payable...................................     156,557        69,207        56,119
     Accrued bonuses....................................     257,000      (249,000)     (325,000)
     Income taxes payable...............................      --            --            55,000
     Customer deposits..................................      61,355        60,216      (181,225)
     Other accrued liabilities..........................      12,856       (23,950)       10,062
                                                           ---------     ---------     ---------
Net cash provided by (used in) operating activities.....     350,584      (137,986)     (335,760)
INVESTING ACTIVITIES
Purchases of equipment and leasehold improvements.......     (20,614)       --            (8,600)
Other assets............................................      15,780        --            --
                                                           ---------     ---------     ---------
Net cash used in investing activities...................      (4,834)       --            (8,600)
                                                           ---------     ---------     ---------
Increase (decrease) in cash and cash equivalents........     345,750      (137,986)     (344,360)
Cash and cash equivalents at beginning of period........     255,962       255,962       601,712
                                                           ---------     ---------     ---------
Cash and cash equivalents at end of period..............  $  601,712     $ 117,976     $ 257,352
                                                           =========     =========     =========

                            See accompanying notes.

                            LOTUS TECHNOLOGIES, INC.

                         NOTES TO FINANCIAL STATEMENTS
        (INFORMATION AS OF APRIL 30, 1996 AND FOR THE THREE MONTHS ENDED
                     APRIL 30, 1995 AND 1996 IS UNAUDITED)

1. ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

ORGANIZATION

     Lotus Technologies, Inc. (the "Company") was incorporated in the state of California in March 1988. The Company is a supplier of contact stop/start test equipment for computer hard disk drives and components. The Company's customers are located mainly in the United States and the Pacific Rim. The Company currently utilizes a single Japanese distributor, sales to which accounted for approximately 25% of revenue in the fiscal year ended January 31, 1996, and approximately 10% of revenue for the three month period ended April 30, 1996.

INTERIM FINANCIAL INFORMATION

     The financial statements and related notes as of April 30, 1996 and for the three months ended April 30, 1995 and 1996 are unaudited and have been prepared on the same basis as the audited financial statements. The unaudited financial statements include all adjustments (consisting solely of normal recurring adjustments) which are, in the opinion of management, necessary for a fair presentation of the financial position and results of operations for the interim periods.

     The results of operations for the three months ended April 30, 1996 are not necessarily indicative of results to be expected for the full fiscal year.

USE OF ESTIMATES IN THE PREPARATION OF FINANCIAL STATEMENTS

     The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements as well as the reported amounts of revenue and expenses during the reporting period. Actual results inevitably will differ from those estimates, and such differences may be material to the financial statements.

CASH AND CASH EQUIVALENTS

     The Company considers all highly liquid investments with an original maturity from the date of purchase of three months or less to be cash equivalents. The Company maintains deposits with banks and had invested excess cash in a money market account at January 31, 1996 and April 30, 1996. The Company has not experienced any losses on its investments.

INVENTORIES

     Inventories are stated at the lower of cost (first-in, first-out basis) or market. The major components of inventories are as follows:

                                                                                    APRIL 30,
                                                                                      1996
                                                                   JANUARY 31,     -----------
                                                                      1996
                                                                   -----------     (UNAUDITED)
    Raw materials................................................   $ 159,215       $ 116,019
    Work-in-process..............................................     186,408         135,745
    Finished goods...............................................      10,514           7,786
                                                                     --------        --------
                                                                    $ 356,137       $ 259,550
                                                                     ========        ========

                            LOTUS TECHNOLOGIES, INC.

        (INFORMATION AS OF APRIL 30, 1996 AND FOR THE THREE MONTHS ENDED
                     APRIL 30, 1995 AND 1996 IS UNAUDITED)

EQUIPMENT AND LEASEHOLD IMPROVEMENTS

     Equipment and leasehold improvements are carried at cost less accumulated depreciation. Depreciation is provided on a straight-line basis over the estimated useful lives of the assets, which are generally three to five years.

LONG-LIVED ASSETS

     On February 1, 1996 the Company was required to adopt Financial Accounting Standards Board Statement of Financial Accounting Standards No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed of" (FAS 121). FAS 121 requires recognition of impairment of long-lived assets in the event the net book value of such assets exceeds the future undiscounted cash flows attributable to such assets. The adoption of FAS 121 did not have a material impact on the Company's financial position or results of operations.

REVENUE RECOGNITION

     Revenue from product sales is recognized upon shipment. Cash received from customers prior to shipment is recorded as customer deposits until shipment occurs and revenue is recognized. Revenue from the sales of extended warranty contracts, which totaled $14,250 in the year ended January 31, 1996 and $1,000 and $7,500 in the three months ended April 30, 1995 and 1996, respectively, is recognized ratably over the period services are provided, generally twelve months.

CONCENTRATION OF CREDIT RISK

     Financial instruments that subject the Company to credit risk consist principally of trade receivables. The majority of the Company's product sales are to large, well-established disk drive manufacturers, and generally, no collateral is required. The Company's typical credit terms require a one-third down payment subject to a 25% cancelation fee and the balance due within 30 days of shipment. Credit risk with respect to trade receivables is limited by the Company's credit evaluation process and reasonably short collection terms.

     For the year ended January 31, 1996, four customers accounted for 26%, 25%, 13%, and 13% of revenues.

     For the three months ended April 30, 1996, three customers accounted for 36%, 17%, and 10% of revenues.

NET INCOME (LOSS) PER SHARE

     Net income (loss) per share is based upon the weighted average number of common shares outstanding during the periods presented.

2. COMMITMENTS

     The Company currently leases its facility under a noncancelable operating lease that expires in December 1996. Future minimum lease payments under this agreement are approximately $35,000 as of April 30, 1996.

     Rent expense under this operating lease was approximately $49,000, $9,000 and $13,000 for the year ended January 31, 1996 and the three months ended April 30, 1995 and 1996, respectively.

                            LOTUS TECHNOLOGIES, INC.

        (INFORMATION AS OF APRIL 30, 1996 AND FOR THE THREE MONTHS ENDED
                     APRIL 30, 1995 AND 1996 IS UNAUDITED)

3. INCOME TAXES

     Income taxes are calculated under the liability method in accordance with Statement of Financial Accounting Standards No. 109, "Accounting for Income Taxes".

     There was no provision for income taxes for the year ended January 31, 1996. For the three month periods ended April 30, 1995 and 1996, income taxes have been provided based on the estimated annual effective rate applied to pretax income for the interim periods.

     Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities used for financial reporting and the amounts used for income tax purposes. Significant components of the Company's deferred tax assets as of January 31, 1996 are as follows:

    Deferred tax assets:
      Research credits.......................................................  $  69,000
      Inventory reserve......................................................     17,000
      Other..................................................................     24,000
                                                                               ---------
    Total deferred tax assets................................................    110,000
    Valuation allowance for deferred tax assets..............................   (110,000)
                                                                               ---------
    Net deferred tax assets..................................................  $  --
                                                                               ---------

     The realization and amount of any tax benefit from the deferred tax asset of $110,000 is dependent upon the generation of future taxable income and the tax rate in effect in such years. Accordingly, due to the uncertainty of realizing future taxable income, a valuation allowance has been established. The change in the valuation allowance was a net increase of $60,000 for the year ended January 31, 1996.

     For federal tax purposes, the Company has research and development credit carryforwards of approximately $50,000, which will expire in the years 2009 through 2011. For California tax purposes, the Company has research and development credit carryforwards of approximately $19,000, which will expire in the years 2010 and 2011.

4.  SUBSEQUENT EVENTS

     In May 1996, the Company signed a letter of intent to be acquired by Intevac, Inc. (Intevac), a leading supplier of static sputtering systems used to manufacture thin-film disks for computer hard disk drives. Under the terms of the proposed purchase agreement, which is expected to be consummated in June 1996, the shareholders of the Company will receive approximately $8.3 million in cash in exchange for all of their common stock.

                   APPENDIX -- DESCRIPTION OF GRAPHIC IMAGES

INSIDE FRONT COVER

     Intevac is a leading supplier of static sputtering systems used to manufacture thin-film disks for computer hard disk drives.

CENTER OF PAGE PHOTO

Photograph of thin-film disks.

Photograph of MDP-250B disk sputtering system.

Caption: The MDP-250B is fully automated, has 12 independent process stations and achieves throughput of approximately 450 disks per hour.

P. 35:

     A depiction of the layering of the thin films on a disk substrate.

P. 38:

     An illustration of a typical in-line thin-film disk sputtering system.

P. 40:

     An illustration of Intevac's MDP-250B disk sputtering system.

P. 43:

     A diagram depicting the process of sputtering a thin-film layer on a disk.

P. 44:

     A depiction of the transport mechanism designed into Intevac's MDP-250B disk sputtering system.

INSIDE BACK COVER

UPPER LEFT PHOTO

Photograph of CM-Gun sputtering source.

Caption: The "CM-Gun" magnetron sputtering source uses an electromagnet to provide the necessary magnetic field.

LOWER LEFT PHOTO

Photograph of cooling-station.

Caption: The gas conduction cooling station is typically used to lower disk temperature prior to sputtering the carbon top coat.

CENTER PHOTO

Photograph of infrared substrate heater.

Caption:  The infrared substrate heater.

UPPER RIGHT PHOTO

Photograph of thin-film disk on pedestal.

Caption: Disks are transported on pedestals which are located on the rim of the disk transfer wheel.

LOWER RIGHT PHOTO

Photograph of a cassette of thin-film disks entering the sputtering system.

Caption: Cassettes containing 25 disks automatically travel through the system. Each disk moves separately through up to 12 process steps.

OUTSIDE BACK COVER

Photograph of disk cassette inside sputtering machine.

Intevac logo.

                                    PART II

                     INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 13. OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION

     The following table sets forth the costs and expenses, other than underwriting discounts and commissions, payable by the Company in connection with the sale of Common Stock being registered. All amounts are estimates except the SEC registration fee the NASD filing fees and the Nasdaq listing fee.

    SEC Registration fee......................................................  $ 17,511
    NASD fee..................................................................     5,578
    Nasdaq National Market listing fee........................................    17,500
    Printing and engraving....................................................    75,000
    Legal fees and expenses of the Company....................................   100,000
    Accounting fees and expenses..............................................    90,000
    Blue sky fees and expenses................................................    10,000
    Transfer agent fees.......................................................    10,000
    Miscellaneous.............................................................    24,411
                                                                                --------
              Total...........................................................  $350,000
                                                                                ========

ITEM 14. INDEMNIFICATION OF DIRECTORS AND OFFICERS

     Section 317 of the California Corporations Code authorizes a corporation's Board of Directors to grant, indemnity to directors and officers in terms sufficiently broad to permit such indemnification under certain circumstances for liabilities (including reimbursement for expenses incurred) arising under the Securities Act of 1933, as amended (the "Act"). Article IV of the Amended and Restated Articles of Incorporation of the Registrant (Exhibit 3.1) and
Article VI of the Company's Bylaws (Exhibit 3.2) provide for indemnification of the Company's directors, officers and other agents to the maximum extent permitted by the California Corporations Code. Pursuant to the foregoing, the Company will, prior to effectiveness of this Registration Statement, enter into an Indemnification Agreement with each of its directors, officers and certain controlling persons (Exhibit 10.4). The Underwriting Agreement (Exhibit 1.1) provides for indemnification by the Underwriters of the Registrant, its directors and executive officers and other persons for certain liabilities arising under the Act.

ITEM 15. RECENT SALES OF UNREGISTERED SECURITIES

     (1) Since January 1, 1992, the Registrant has issued and sold 1,265,950 shares (net of repurchases) of its Common Stock to employees pursuant to exercises of options under its 1991 Stock Option/Stock Issuance Plan (Exhibit 10.1).

     (2) In August 1995, the Registrant exchanged with the holders of the Registrant's Preferred Stock two-thirds of a share of Common Stock and $0.76 for each outstanding share of Preferred Stock.

     The issuances described in Item 15(1) above were deemed exempt from registration under the Securities Act in reliance upon Rule 701 promulgated thereunder in that they were offered and sold either pursuant to written compensatory benefit plans or pursuant to a written contract relating to compensation, as provided by Rule 701.

     The exchange and issuances described in Item 15(2) above were deemed to be exempt from registration under the Securities Act in reliance upon Section 4(2) of the Securities Act as transactions by an issuer not involving a public offering. The recipients of securities in each such transaction represented their intentions to acquire the securities for investment only and not with a view to or for sale in connection with any distribution thereof and appropriate legends were affixed to the share certificates issued in such transactions. All recipients had adequate access, through their relationships with the Registrant, to information about the Registrant.

ITEM 16. EXHIBITS AND CONSOLIDATED FINANCIAL STATEMENT SCHEDULES

     (A) EXHIBITS

  EXHIBIT
  NUMBER                                       DESCRIPTION
  -------   ---------------------------------------------------------------------------------
     1.1    Form of Underwriting Agreement
    *3.1    Amended and Restated Articles of Incorporation of the Registrant
    *3.2    Bylaws of the Registrant
    *4.1    Reference is made to Exhibits 3.1 and 3.2
    *4.2    Specimen Common Stock certificate
    *4.3    Series A Preferred Stock Purchase Agreement, dated February 15, 1991, among the
            Registrant and certain investors named therein, as amended
     5.1    Opinion of Brobeck, Phleger & Harrison LLP
   *10.1    The Registrant's 1991 Stock Option/Stock Issuance Plan
   *10.2    The Registrant's 1995 Stock Option/Stock Issuance Plan
   *10.3    The Registrant's Employee Stock Purchase Plan
   *10.4    Form of Indemnification Agreement entered into between the Registrant and its directors and officers
   *10.5    Lease, dated May 26, 1994 regarding the space located at 3550, 3560, 3570 and
            3580 Bassett Street, Santa Clara, California, as amended
   *10.6    Lease, dated June 8, 1990 regarding the space located at 3845 Atherton Road,
            Rocklin, California, as amended
   *10.7    Amended and Restated Promissory Note and Business Loan Agreement, dated July 10,
            1995, as modified
   *10.8    601 California Avenue LLC Limited Liability Operating Agreement, dated July 28,
            1995
   *10.9    The Registrant's 401(k) Profit Sharing Plan
   *10.10   Purchase and Sale Agreement between Litton Systems, Inc. and Intevac Industries,
            Inc., Intevac, Inc., E.O. Sensors, Inc., dated May 5, 1995
   *10.11   Stock Sale Agreement, Note Secured by Stock Pledge Agreement and Stock Pledge
            Agreement by and between Intevac, Inc. and Paul Colombo, dated August 24, 1994.
  **10.12   Amended and Restated Loan Agreement, dated March 14, 1996
    10.13   Stock Purchase Agreement by and among Lotus Technologies, Inc., Lewis Lipton,
            Dennis Stark, Steve Romine and Intevac, Inc., dated June 6, 1996
    11.1    Computation of Net Income Per Share
    23.1    Consent of Ernst & Young LLP, Independent Auditors
    23.2    Consent of Ernst & Young LLP, Independent Auditors
    23.3    Consent of Brobeck, Phleger & Harrison LLP. Reference is made to Exhibit 5.1
    24.1    Power of Attorney (see page II-4).

- ---------------
 * Previously filed as an Exhibit to the Registrant's Registration Statement on Form S-1 (No. 33-97806).

** Previously filed as an Exhibit to the Registrant's Quarterly Report on Form 10-Q for the quarter ended March 30, 1996.

     (B) CONSOLIDATED FINANCIAL STATEMENT SCHEDULES

     Schedule II -- Valuations and Qualifying Accounts.

     Schedules not listed above have been omitted because the information required to be set forth therein is not applicable or is shown in the financial statements or notes thereto.

ITEM 17. UNDERTAKINGS

     The undersigned Registrant hereby undertakes to provide to the Underwriters at the closing specified in the Underwriting Agreement, certificates in such denominations and registered in such names as required by the Underwriters to permit prompt delivery to each purchaser.

     Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act, and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer, or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered hereunder, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question of whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

     The Registrant hereby undertakes that:

     (1) For purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of Prospectus filed as part of this Registration Statement in reliance upon Rule 430A and contained in a form of Prospectus filed by the Registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Act shall be deemed to be part of this Registration Statement as of the time it was declared effective.

     (2) For the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of Prospectus shall be deemed to be a new Registration Statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

                                   SIGNATURES

     Pursuant to the requirements of the Securities Act of 1933, as amended, the Registrant has duly caused this Amendment to the Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Palo Alto, State of California, on this 7th day of June, 1996.

                                          INTEVAC, INC.

                                          By: /s/  CHARLES B. EDDY

                                            ------------------------------------
                                            Charles B. Eddy III
                                            Vice President, Finance and
                                              Administration, Chief Financial
                                              Officer, Treasurer
                                            and Secretary (Principal Financial
                                              and
                                            Accounting Officer)

                               POWER OF ATTORNEY

     KNOW ALL PERSONS BY THESE PRESENTS, that each person whose signature appears below constitutes and appoints Norman H. Pond and Charles B. Eddy III, and each of them, as his true and lawful attorneys-in-fact and agents, with full power of substitution and resubstitution, for him and in his name, place and stead, in any and all capacities, to sign any and all amendments (including post-effective amendments) to this Registration Statement on Form S-1, and to file the same, with all exhibits thereto, and other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorneys-in-fact and agents, and each of them, full power and authority to do and perform each and every act and thing requisite and necessary to be done in connection therewith, as fully to all intents and purposes as he might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact and agents, or any of them, or their or his substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

     PURSUANT TO THE REQUIREMENTS OF THE SECURITIES ACT OF 1933, AS AMENDED, THIS AMENDMENT TO THE REGISTRATION STATEMENT HAS BEEN SIGNED BY THE FOLLOWING PERSONS IN THE CAPACITIES AND ON THE DATES INDICATED:

               SIGNATURE                                  TITLE                       DATE
- ----------------------------------------    ---------------------------------    --------------
          /s/  NORMAN H. POND               Chairman of the Board, President     June 7, 1996
- ----------------------------------------    and Chief Executive Officer
            (Norman H. Pond)                (Principal Executive Officer)
        /s/  CHARLES B. EDDY III            Vice President, Finance and          June 7, 1996
- ----------------------------------------    Administration, Chief Financial
         (Charles B. Eddy III)              Officer, Treasurer and Secretary
                                            (Principal Financial and
                                            Accounting Officer)
          /s/  JOHN R. DOUGERY              Director                             June 7, 1996
- ----------------------------------------
           (John R. Dougery)
                                            Director                             June  , 1996
- ----------------------------------------
            (Edward Durbin)
         /s/  DAVID N. LAMBETH              Director                             June 7, 1996
- ----------------------------------------
           (David N. Lambeth)
          /s/  H. JOSEPH SMEAD              Director                             June 7, 1996
- ----------------------------------------
           (H. Joseph Smead)

                SCHEDULE II -- VALUATION AND QUALIFYING ACCOUNTS
                                 INTEVAC, INC.

                                                             ADDITIONS
                                  BALANCE AT   --------------------------------------
                                  BEGINNING    CHARGED TO COSTS    CHARGED TO OTHER                             BALANCE AT END
          DESCRIPTION             OF PERIOD      AND EXPENSES     ACCOUNTS -- DESCRIBE  DEDUCTIONS -- DESCRIBE    OF PERIOD
- --------------------------------  ----------   ----------------   -------------------   ---------------------   --------------
Year ended December 31, 1993:
  Deducted from asset accounts:
    Allowance for doubtful
      accounts..................   $ 65,019        $152,233               $ 0                 $  23,490            $193,762
Year ended December 31, 1994:
  Deducted from asset accounts:
    Allowance for doubtful
      accounts..................   $193,762        $ 13,689               $ 0                 $ 101,866            $105,585
Year ended December 31, 1995:
  Deducted from asset accounts:
    Allowance for doubtful
      accounts..................   $105,585        $524,953               $ 0                 $ 169,909(1)         $460,629

- ---------------
(1) Includes $95,000 transferred to net assets of discontinued operations.

                                 INTEVAC, INC.

                                 EXHIBIT INDEX

                                                                                       SEQUENTIALLY
EXHIBIT                                                                                  NUMBERED
NUMBER                                      DESCRIPTION                                    PAGE
- -------     ---------------------------------------------------------------------------
   1.1      Form of Underwriting Agreement
  *3.1      Amended and Restated Articles of Incorporation of the Registrant...........
  *3.2      Bylaws of the Registrant...................................................
  *4.1      Reference is made to Exhibits 3.1 and 3.2..................................
  *4.2      Specimen Common Stock certificate..........................................
  *4.3      Series A Preferred Stock Purchase Agreement, dated February 15, 1991, among the Registrant and certain investors named therein, as amended.............
   5.1      Opinion of Brobeck, Phleger & Harrison LLP
 *10.1      The Registrant's 1991 Stock Option/Stock Issuance Plan.....................
 *10.2      The Registrant's 1995 Stock Option/Stock Issuance Plan.....................
 *10.3      The Registrant's Employee Stock Purchase Plan..............................
 *10.4      Form of Indemnification Agreement entered into between the Registrant and its directors and officers.................................................
 *10.5      Lease, dated May 26, 1994 regarding the space located at 3550, 3560, 3570 and 3580 Bassett Street, Santa Clara, California, as amended...............
 *10.6      Lease, dated June 8, 1990 regarding the space located at 3845 Atherton
            Road, Rocklin, California, as amended......................................
 *10.7      Amended and Restated Promissory Note and Business Loan Agreement, dated
            July 10, 1995, as modified.................................................
 *10.8      601 California Avenue LLC Limited Liability Operating Agreement, dated July
            28, 1995...................................................................
 *10.9      The Registrant's 401(k) Profit Sharing Plan................................
 *10.10     Purchase and Sale Agreement between Litton Systems, Inc. and Intevac
            Industries, Inc., Intevac, Inc., E.O. Sensors, Inc., dated May 5, 1995.....
 *10.11     Stock Sale Agreement, Note Secured by Stock Pledge Agreement and Stock
            Pledge Agreement by and between Intevac, Inc. and Paul Colombo, dated
            August 24, 1994............................................................
**10.12     Amended and Restated Loan Agreement, dated March 14, 1996..................
  10.13     Stock Purchase Agreement by and among Lotus Technologies, Inc., Lewis
            Lipton, Dennis Stark, Steve Romine and Intevac, Inc., dated June 6, 1996...
  11.1      Computation of Net Income Per Share........................................
  23.1      Consent of Ernst & Young LLP, Independent Auditors (see page II-5).........
  23.2      Consent of Ernst & Young LLP, Independent Auditors.........................
  23.3      Consent of Brobeck, Phleger & Harrison LLP. Reference is made to Exhibit
            5.1
  24.1      Power of Attorney (see page II-4)..........................................

- ---------------
 * Previously filed as an Exhibit to the Registrant's Registration Statement on Form S-1 (No. 33-97806).

** Previously filed as an Exhibit to the Registrant's Quarterly Report on Form
   10-Q for the quarter ended March 30, 1996.